Filede pursuant to Rule 424(b)(4)

Registration Nos. 333-109100 and 333-109739

PROSPECTUS

8,500,000 Shares

Hersha Hospitality Trust

Class A Common Shares

We are offering 8,500,000 of our Class A common shares. We will receive all of the net proceeds from the sale of the Class A common shares.

Our Class A common shares are listed on the American Stock Exchange under the symbol “HT”. The last reported sale price of our Class A common shares on the American Stock Exchange on October 15, 2003 was $8.50 per share.

Investing in our Class A common shares involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our Class A common shares under the heading “Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$8.50	$72,250,000
Underwriting discounts and commissions	$0.50	$4,250,000
Proceeds, before expenses, to us	$8.00	$68,000,000

The underwriters may also purchase from us up to an additional 1,275,000 Class A common shares at the public offering price less underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus. The underwriters may exercise this option only to cover any over-allotments.

The underwriters are offering the Class A common shares as described under “Underwriting.” Delivery of the Class A common shares will be made on or about October 21, 2003.

Joint Book-Running Managers

Citigroup	UBS Investment Bank

The date of this prospectus is October 16, 2003.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. Neither the delivery of this prospectus nor the sale of Class A common shares means that information contained or incorporated by reference in this prospectus is correct after the date of this prospectus. This prospectus does not constitute an offer to sell or solicitation of an offer to buy these Class A common shares in any circumstance under which the offer or solicitation is unlawful.

In this prospectus, references to “our company,” “we,” and “our” mean Hersha Hospitality Trust, including, unless the context otherwise requires, our operating partnership and other direct and indirect subsidiaries. Our “operating partnership” refers to Hersha Hospitality Limited Partnership, a Virginia limited partnership. “HHMLP” refers to Hersha Hospitality Management, L.P. and its subsidiaries, which are the entities that lease or manage all of our hotels. “Class A common shares” means our Priority Class A common shares of Beneficial Interest, par value $0.01 per share. “CNL” means CNL Hospitality Partners, L.P., a Delaware limited partnership, CNL Hospitality GP Corp., a Delaware corporation and general partner of CNL Hospitality Partners, L.P., and CNL Hospitality Properties, Inc., a Maryland real estate investment trust and sole shareholder of CNL Hospitality GP Corp.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. We encourage you to read carefully the entire prospectus and the other documents that it refers to as incorporated in this prospectus. The statements that we make about the contents of those documents are not necessarily complete and are qualified in their entirety by the contents of those documents, which are filed as exhibits to the registration statement of which this prospectus is a part.

Our Company

Hersha Hospitality Trust is a self-advised Maryland real estate investment trust that was organized in 1998 and completed its initial public offering in January of 1999. We focus primarily on owning and operating high quality, mid-scale limited service hotels in established markets in the Eastern United States. Our primary strategy is to continue to acquire high quality, mid-scale hotels in metropolitan markets with high barriers to entry in the Northeastern United States. Our portfolio currently consists of 21 hotels with a total of 2,018 rooms located in Pennsylvania, New York, Maryland and Georgia, which operate under leading brands, such as Hampton Inn®, Hilton Garden Inn®, Holiday Inn®, Holiday Inn Express®, DoubleTree®, and Comfort Suites®.

We are structured as an umbrella partnership REIT, or UPREIT, and we own our hotels through our operating partnership, Hersha Hospitality Limited Partnership, for which we serve as general partner. All of our hotels are managed by Hersha Hospitality Management, L.P., or HHMLP, a private management company owned by certain of our trustees, officers and other third party investors. In response to tax law changes, we recently formed a wholly-owned taxable REIT subsidiary, or TRS, to which we currently lease six hotels and to which we intend to lease all of our hotels, including hotels we may acquire in the future and hotels currently leased to HHMLP as those leases expire. We believe that transitioning to this TRS structure positions us to participate more directly in the operating efficiencies and revenue gains at our hotels.

In April of 2003, we entered into a strategic alliance with CNL Hospitality Partners, L.P., a subsidiary of CNL Hospitality Properties, Inc. CNL is a public company which has been one of the most active investors in lodging properties over the past several years. Since its inception in 1996, CNL has invested over $2.2 billion in hotel properties. The strategic alliance positions us as one of CNL’s preferred partners for investing in mid-scale hotels. Our agreement with CNL provides that it will invest up to $25 million in our operating partnership and up to $40 million in a newly formed hotel acquisition joint venture. CNL has currently invested $19 million in our operating partnership and $8 million in the joint venture, which acquired its first hotel, the Hampton Inn Chelsea, New York, New York, on August 29, 2003.

Our address is 148 Sheraton Drive, Box A, New Cumberland, Pennsylvania 17070. Our telephone number is (717) 770-2405.

Market Opportunity

We believe that it is an opportune time in the business cycle to acquire mid-scale hotels. Industry forecasts and historical data lead us to believe that we are at the bottom of the economic and lodging cycle. The Federal Reserve’s August 22, 2003 Beige Book predicts 5.7% and 5.6% nominal GDP growth in the fourth quarter of 2003 and full year 2004, respectively. In addition, as of June 2003, the Americas Hospitality & Leisure Consulting Practice at PricewaterhouseCoopers, L.L.P. predicts 4.0% and 4.2% annual growth in revenue per available room, or RevPAR, for the mid-scale limited service segment in 2004 and 2005, respectively. Accordingly, we believe that investments in hotels at this point in the cycle will benefit from the improving fundamentals in the lodging sector.

Furthermore, we believe that we will have ample acquisition opportunities in the mid-scale limited service hotel market. First, we believe that many small private owners are competitively disadvantaged by their limited access to market information and capital, and may therefore explore asset dispositions as a means to address their illiquidity. In addition, we believe that larger hotel portfolios will be available for sale as public lodging companies seek to sell non-core assets and improve their overall liquidity. We also believe that improving lodging fundamentals will help facilitate agreement between buyers and sellers on hotel valuations, resulting in an increased volume of sales transactions.

As a result of our competitive strengths, described below, we believe that we are well positioned to take advantage of opportunities created by these market characteristics.

Competitive Strengths

Our Existing Portfolio

•	High Quality Hotels. We own and operate high quality hotels operating under popular mid-scale brands such as Hampton Inn®, Hilton Garden Inn®, Holiday Inn®, Holiday Inn Express®, Double Tree® and Comfort Suites®. Since we acquire primarily newly constructed hotels, the median age of our hotels is only five years. In addition, we invest substantially to maintain the quality and appeal of our portfolio. We reserve approximately 4% or more of the gross revenues of each hotel for maintenance capital expenditures, and in order to strengthen the appeal of our hotels, we have actually invested approximately 5.4%, 6.3%, and 2.9% of revenue in maintenance capital expenditures in 2002, 2001 and 2000.

•	Proven Operator. Based on Smith Travel Research, our hotels have outperformed those of our competitors, as evidenced by our weighted average RevPAR indexed against comparable hotels in our markets of 108.6% for the twelve months ended June 30, 2003. We and our affiliated management company have been successful in reducing operating expenses and realizing the benefits of shared marketing efforts by clustering our hotels in geographic areas, such as metropolitan New York, Philadelphia, Pennsylvania, Atlanta, Georgia and Central Pennsylvania. Our hotel net operating margin for our mid-scale limited service hotels managed by our affiliated management company for all of 2002 was 38.6% in 2002 compared to the industry average for mid-scale limited service hotels of 33.0% as reported by Smith Travel Research. In addition, we are positioning ourselves to participate more directly in the operating efficiencies and revenue gains at our hotels through our transition to a TRS structure.

•	Stable Performance. We operate in the mid-scale, limited service segment of the lodging industry, which we believe is less vulnerable to demand swings and offers more consistent operating performance. According to PricewaterhouseCoopers, L.L.P., in 2002, lodging industry RevPAR declined 2.4% while mid-scale without food and beverage RevPAR declined only 0.8%. In addition, we believe the quality of our management and our focus on higher barrier to entry markets further insulate our performance from economic downturns. Accordingly, our same hotel RevPAR increased 3.3% in 2002 for our 16 hotels that were open for all of 2001 and 2002.

Growth Platform

•	Acquisition Experience. We acquire high quality mid-scale limited service hotels in the Northeastern United States clustered in targeted metropolitan markets with high barriers to entry. We believe that this market segment has attractive fundamental investment characteristics and that our familiarity with our target markets has enabled, and will continue to enable, us to effectively identify opportunities and close acquisitions in those markets. The portfolio we owned for all of 2002 yielded a 10.3% unleveraged return based on 2002 net operating income after reserves for furniture, fixtures and equipment, or FF&E, divided by historical purchase price.

•	Strategic Relationship with CNL. We have entered into a strategic relationship with CNL, a leading lodging investor which has acquired over $2.2 billion in hotel investments since its inception in 1996. We expect our acquisition program to benefit from access to CNL’s established network of owners, developers, brokers and other contacts. We also have additional access to capital through CNL, which enhances our ability to take advantage of acquisition opportunities. Under the terms of our relationship, CNL has committed up to $65 million of capital, which includes unfunded amounts of up to $6 million to our operating partnership and up to $32 million to our hotel acquisition joint venture with CNL.

•	Active Portfolio Management. We continuously evaluate and adjust our hotel portfolio to achieve our investment criteria for size, brand affiliation and strategic fit. We monitor the cash flow potential for each hotel and its ability to remain accretive to our portfolio. Our decision to sell an asset is often predicated upon market dynamics, asset potential and long term strategic goals. Since our initial public offering in 1999, we have sold eight hotels and redeployed that capital to purchase additional hotels consistent with our long-term growth strategy.

Experienced Leadership

•	Management and Board. Our management team has an average of 11 years of industry experience and has worked together building our company since 1999. Our CEO, Hasu Shah, purchased his first hotel in 1984 and together with our management team assembled the assets which comprise our portfolio today. In addition, five of our seven trustees are independent and have significant industry experience. Our independent trustees include Michael Leven, former President of Holiday Inn Worldwide and Days Inn, Don Landry, former CEO of Sunburst Hospitality, and John Sabin, former CFO and Treasurer of Vistana and Vice President Finance of Choice Hotels.

•	Substantial Economic Interest. Our management has a substantial economic interest in our company. Upon completion of this offering and the application of the net offering proceeds, our officers and trustees will own limited partnership units in our operating partnership representing approximately 17.3% of our common shares on a fully-diluted basis.

Consistent Dividends

•	Since our initial public offering in January of 1999, we have made 17 consecutive quarterly distributions to holders of the Class A common shares of $0.18 per share, which annualizes to $0.72 per share. We have also paid an equivalent distribution to holders of common limited partnership units in our operating partnership for the same periods. While it is the current policy of our Board of Trustees to maintain our dividend at this level, future distributions will be authorized by our Board of Trustees based upon a number of factors, including the amount of funds from operations and such other factors as the trustees deem relevant. Our ability to make distributions will depend on our receipt of distributions from our operating partnership and lease payments from our lessees with respect to our hotels.

Business Strategy

Increase Same Hotel Growth

Our operating strategy focuses on increasing same hotel performance for our portfolio. The key elements of this strategy are:

•	increasing occupancy levels and RevPAR through active property-level management by HHMLP, including (i) intensive marketing efforts to tour groups, corporate and government extended stay customers and other wholesale customers, and (ii) expanded yield management programs, which are calculated to better match rates to periods of high demand; and

•	positioning our hotels to capitalize on increased demand in the mid-scale lodging segment due to the expected economic recovery by managing costs and thereby maximizing earnings.

Acquisition Platform

Our primary strategy is to continue to acquire high-quality, mid-scale hotels in metropolitan markets with high barriers to entry in the Northeastern United States. We believe that current market conditions are creating opportunities to acquire hotels at attractive prices. In executing our disciplined acquisition program, we intend to acquire hotels that meet the following additional criteria:

•	nationally-franchised hotels operating under popular brands, such as Hampton Inn®, Hilton Garden Inn®, Embassy Suites®, Marriott Courtyard®, Residence Inn® and Holiday Inn Express® hotels;

•	hotels in locations with significant barriers to entry, such as high development costs, limited availability of land and lengthy entitlement processes; and

•	hotels in our target markets where we can create clusters and realize economies of scale.

In addition to the three recent acquisitions described below, in the ordinary course of our business, we are actively considering hotel acquisition opportunities. We are currently reviewing hotel acquisition opportunities located in our target markets with an aggregate purchase price in excess of $200 million, including hotels being developed by entities controlled by some of our officers and trustees, which hotels we have an option to acquire. However, each of these acquisitions is subject to due diligence, financing and negotiation of the purchase price and other key terms. There can be no assurance that we will be able to consummate any of these acquisition opportunities.

Prudent Use of Leverage

The relative stability of the mid-scale segment of the lodging industry allows us to increase returns to our shareholders through the prudent application of leverage. Our strategy is to maintain target debt levels of approximately 60% of the total purchase price of our hotels both on an individual and aggregate basis, and our Board of Trustees’ policy is to limit indebtedness to no more than 67% of the total purchase price of all our hotels on an aggregate basis. We may employ a higher amount of leverage at a specific hotel to achieve a desired return when warranted by that hotel’s historical operating performance and may use modestly greater leverage across our portfolio if and when warranted by prevailing market conditions.

Properties

Existing Properties

Set forth below is tabular information regarding our hotels as of and for the twelve months ended June 30, 2003. Since June 30, 2003, we have also acquired an interest in the Chelsea Hampton Inn in New York City, the Hampton Inn, Linden, New Jersey and the Hilton Garden Inn, Edison, New Jersey, as described below.

	Twelve Months Ended June 30, 2003
Hotels	Year Opened	Number of Rooms	Room Revenue	Other Revenue(1)	Occupancy	Average Daily Rate	RevPAR(2)	Non-TRS Lease Expiration(3)
Metropolitan New York
Doubletree—Jamaica, NY	2002	110	$2,895,846	$476,295	71.1%	$101.47	$72.13	10/01/07
Holiday Inn Express—Long Island City, NY	2001	79	$1,952,664	$34,147	71.9%	$94.21	$67.72	11/01/06

Philadelphia
Mainstay Suites—King of Prussia, PA	2000	69	$1,221,617	$93,792	59.0%	$82.24	$48.51	06/01/06
Sleep Inn—King of Prussia, PA	2000	87	$1,111,120	$21,768	57.4%	$67.10	$38.53	01/26/04

Harrisburg/Hershey
Comfort Inn—Harrisburg, PA	1998	81	$1,509,689	$37,076	67.6%	$77.46	$52.36	01/26/04
Holiday Inn Express & Suites—Harrisburg, PA	1997	77	$1,546,552	$17,589	67.5%	$81.55	$55.03	09/01/04
Hampton Inn—Hershey, PA	1999	110	$2,755,054	$59,342	55.1%	$124.44	$68.62	12/31/05
Holiday Inn—Harrisburg, PA	1970	196	$3,056,789	$2,297,847	57.8%	$73.59	$42.51	01/26/04
Holiday Inn Express—Hershey, PA	1997	85	$2,007,905	$26,994	60.7%	$106.65	$64.72	01/26/04
Hampton Inn—Carlisle, PA	1997	95	$2,022,082	$23,564	67.8%	$84.25	$57.11	01/26/04

Central Pennsylvania
Hampton Inn—Selinsgrove, PA	1996	75	$1,799,220	$27,349	73.6%	$90.54	$66.61	01/26/04
Hampton Inn—Danville, PA	1998	72	$1,488,351	$21,015	72.7%	$77.94	$56.63	09/01/04
Holiday Inn Express—New Columbia, PA	1997	81	$1,427,049	$16,863	61.8%	$79.10	$48.87	01/26/04

Metropolitan Atlanta
Comfort Suites—Duluth, GA	1996	85	$1,127,341	$31,097	60.6%	$59.95	$36.34	(4)
Hampton Inn—Peachtree City, GA	1994	61	$1,111,918	$29,496	73.4%	$68.00	$49.94	(4)
Hampton Inn—Newnan, GA	1996	91	$1,366,229	$25,625	65.5%	$62.82	$41.13	(4)
Holiday Inn Express—Duluth, GA	1996	68	$1,031,186	$22,501	61.4%	$67.68	$41.55	(4)

Mainstay Suites—Frederick, MD	2000	72	$1,044,116	$31,082	62.8%	$63.26	$39.73	12/31/06

Total		1,594	$30,474,728	$3,293,442

Weighted Average					61.3%	$79.19	$50.82

(1)	Represents restaurant revenue, telephone revenue and other revenue.
(2)	RevPAR is determined by dividing room revenue by available rooms for the applicable period.
(3)	HHMLP has waived all of its rights to extend the terms of its 14 leases. We intend to re-lease these hotels to our wholly-owned TRS upon expiration.
(4)	Leased to our wholly-owned TRS.

Recent Acquisitions

In August and September of 2003, we completed the following three additions to our portfolio:

•	Hampton Inn Chelsea, New York, New York. On August 29, 2003, our joint venture with CNL acquired the newly-constructed, modern 20-story, 144-room Hampton Inn Chelsea for approximately $28.0 million. The hotel is located in the trendy Chelsea district of Manhattan, bordering the West Village and Midtown Manhattan in New York City. The Chelsea Hampton Inn is the first and only Hampton Inn in New York City.

•	Hampton Inn, Linden, New Jersey. This hotel is located five miles from Newark Liberty International Airport, adjacent to Linden Airport and 25 minutes from New York City. The hotel offers 148 rooms, meeting space, a fitness center and a swimming pool. This hotel is attractive due to its close proximity to the two airports and the number of companies with a local presence, including Merck and other pharmaceutical companies as well as General Motors.

•	Hilton Garden Inn, Edison, New Jersey. This 132-room hotel is located in Edison, New Jersey, in the Raritan Center Commercial Park and one half mile from the New Jersey Convention and Exhibition Center (approximately 20 minutes from downtown Newark, 25 minutes from Newark Liberty International Airport and 30 minutes from Manhattan). In addition to the New Jersey Convention Center, we expect that guest traffic will be generated by nearby business parks, including the Raritan Center, which is comprised of 108 buildings with over 350 companies in operation.

These two New Jersey hotels were acquired on September 30, 2003 for a total of $30.0 million, which consisted of $7.0 million of cash, $22.0 million of mortgage indebtedness and $1.0 million of seller financing.

Tax Status and Structure

We are taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. REITs are subject to a number of organizational and operational requirements, including a requirement that they currently distribute at least 90% of their taxable income (excluding net capital gains). See “Federal Income Tax Consequences of Our Status as REIT.”

In order to comply with the REIT qualification rules, we cannot directly operate any of our hotels. Instead, we must lease our hotels. Fourteen of our hotels are leased to an independent management company, HHMLP, as required by the REIT qualification rules in effect prior to 2001. The REIT qualification rules were recently modified, allowing a hotel REIT to lease its hotels to a taxable REIT subsidiary, or TRS, provided that the TRS engages an eligible independent contractor to manage the hotels. Accordingly, we have leased six of our hotels to a wholly-owned TRS, which will pay qualifying rent to us, and the TRS has in turn entered into management contracts with HHMLP with respect to those hotels. In addition, the hotel owned by our joint venture with CNL is leased to a TRS that is wholly owned by the joint venture. We intend to eventually lease all our hotels to a TRS, whether upon acquisition of new hotels or upon expiration of the leases for the 14 hotels currently leased to HHMLP. HHMLP has agreed not to exercise its option to extend the current lease term with respect to any of the 14 hotels it currently leases, all of which expire prior to October 2007.

The following chart shows the structure of our company as of August 31, 2003 on a pro forma basis to give effect to our three recent acquisitions, this offering and the application of the net proceeds as described under “Use of Proceeds.”

1.	We currently have two classes of common shares, Class A shares and Class B shares. Class A common shares are held by our public shareholders and Class B shares may be issued to holders of common limited partnership units of our operating partnership. The Class A shares are entitled to certain priorities with respect to distributions; however, as of January 26, 2004 these priorities will expire and we will only have one class of common shares. Upon consummation of this offering our public shareholders will own 11,078,703 Class A common shares. There are no Class B common shares outstanding.
2.	CNL owns 190,266 Series A Convertible Preferred Units in our operating partnership, which are currently exchangeable for 2,816,460 common limited partnership units of our operating partnership or 2,816,460 Class A common shares.
3.	Represents the general partner interest in our operating partnership.
4.	Upon completion of this offering and the application of the net proceeds therefrom, our officers and trustees will own in the aggregate 3,068,549 common limited partnership units of our operating partnership, which are redeemable for an equal number of Class B common shares. K.D. Patel, one of our trustees, subject to the closing of this offering, has committed to exercise his redemption rights with respect to 362,197 common limited partnership units, the redemption price of which will be funded from the net proceeds of this offering.
5.	Upon completion of this offering and the application of the net proceeds therefrom, third party investors in our operating partnership will own 731,174 common limited partnership units, which are redeemable for an equal number of Class B common shares.
6.	CNL’s interest in our joint venture is exchangeable for 1,192,141 common limited partnership units in our operating partnership or the same number of Class A common shares.
7.	The lessee is HHM Leasehold Interests, Inc., a TRS in which HHMLP owns a 99% equity interest and our operating partnership owns a 1% equity interest.

Portfolio Formation Transactions

Acquisitions.    Since our initial public offering in 1999, we have acquired a total of 19 hotels, including 13 hotels acquired from entities controlled by our officers or trustees. Of the 13 acquisitions from these entities, 12 were newly-constructed or newly-renovated by these entities prior to our acquisition. Since we do not develop properties, we take advantage of our relationships with these development entities to identify development and renovation projects that may be attractive to us. While these entities bear all the risks of development, we maintain an option to purchase the hotel upon completion. Historically we have purchased hotels from these entities subject to a re-pricing mechanism which adjusts the purchase price based on the operating performance of the hotel in the year or two subsequent to closing. While we intend to continue to acquire hotels from these entities if approved by our independent trustees, future acquisitions from these entities will not be subject to these re-pricing adjustments.

Dispositions.    Since our initial public offering in 1999, we have sold a total of eight hotels, including four hotels sold back to entities controlled by our officers or trustees at the same purchase price we acquired the hotels from those entities. All sales to these entities were in situations where we believed an independent buyer would demand seller financing, which we were not willing to provide. We do not intend to sell hotels to such entities in the future.

Lease and Management Agreements with HHMLP.    Fourteen of our hotels are leased to HHMLP, and HHMLP manages all of our hotels. We do not operate our own hotels because we are not permitted to do so by the REIT qualification rules. The reason we lease 14 hotels to HHMLP is that the REIT qualification rules in effect prior to 2001 required us to do so. As a result of changes in the REIT qualification rules, we may now lease our hotels to a TRS. Six of our hotels are currently leased to our TRS and we intend to lease all of our hotels to our TRS, including hotels we may acquire in the future and the hotels currently leased to HHMLP as those leases expire. In accordance with the REIT qualification rules, HHMLP or another third party operator will continue to manage our hotels.

Loans and Guarantees.    We have loaned money to, borrowed money from, and had our loans guaranteed by our officers, trustees or entities controlled by them. While we intend to make similar hotel development loans in the future to the extent our independent trustees deem appropriate to support our acquisition pipeline, we do not intend to borrow from or have our loans guaranteed by our officers, trustees or entities controlled by them in the future.

See “Certain Relationships and Transactions” for a more detailed discussion of these transactions.

THE OFFERING

Class A common shares offered by us in this offering	8,500,000(1)
Class A common shares to be outstanding after this offering	11,078,703(1)(2)
American Stock Exchange Symbol	“HT”
Use of Proceeds

We expect that the net proceeds from this offering will be approximately $67.1 million after deducting underwriting discounts and commissions and offering expenses payable by us (or approximately $77.3 million if the underwriters exercise the over-allotment option in full). We intend to use the net proceeds from this offering as follows:

•      $24.0 million to reduce our debt, including debt incurred in connection with our recent acquisitions,

•      $10.4 million to fund the redemption of approximately 1.3 million of common limited partnership units in our operating partnership at a price per unit equal to the net offering price in this offering, and

•      the remainder for future acquisitions and for general corporate purposes. See “Use of Proceeds.”

(1)	Does not include up to 1,275,000 Class A common shares that may be issued by us upon exercise of the underwriters’ over-allotment option.
(2)	Does not include:

•	2,816,460 Class A common shares issuable upon conversion of 190,266 Series A Convertible Preferred Units in our operating partnership currently owned by CNL;

•	1,192,141 Class A common shares issuable upon exchange of CNL’s interest in our joint venture;

•	5,099,723 Class B common shares (or 3,799,723 Class B common shares after the completion of the offering) issuable upon redemption of outstanding common limited partnership units in our operating partnership which are currently redeemable;

•	433,333 Class A common shares issuable upon exercise of certain warrants issued in connection with our initial public offering with an exercise price of $9.90 per share (which warrants expire on January 26, 2004); and

•	500,000 Class B common shares issuable upon exercise of certain options and SARs held by our trustees, officers and employees of HHMLP which are exercisable at a price of $6.00 per share only if our Class A common shares have a closing price in excess of $9.00 per share for twenty consecutive trading days and which expire on January 26, 2004.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth certain summary consolidated historical financial data for Hersha Hospitality Trust and its subsidiaries. The financial data as of and for periods ended December 31, 1999, 2000, 2001 and 2002 are derived from our audited consolidated financial statements audited by Moore Stephens, P.C., our former auditors. We appointed Reznick Fedder & Silverman, CPA’s, PC, as our new auditors in April 2003. The summary financial data as of and for the periods ended June 30, 2003 and 2002 are derived from our unaudited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements include all adjustments necessary to present fairly the data for such periods. You should read this summary consolidated financial data along with our consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” included elsewhere in this prospectus. The summary data provided below is not necessarily indicative of future performance, and results for the six-months ended June 30, 2003, are not necessarily indicative of results for the full year.

	Year Ended December 31,				Six Months Ended June 30, (unaudited)
Statement of Operations Data	1999(1)	2000	2001	2002	2002	2003
	(in thousands, except per share data)

Revenue:
Percentage Lease Revenues—HHMLP(2)	$7,264	$9,723	$9,558	$11,433	$5,494	$6,336
Percentage Lease Revenues—Other(3)	—	1,850	2,801	2,801	1,400	960
Hotel Operating Revenues	—	—	—	—	—	772
Interest	78	50	165	207
Interest—Related Party	28	1	21	7	113	210
Other Revenue	—	—	—	—	4	4

Total Revenue	7,370	11,624	12,545	14,448	7,011	8,282
Expenses:
Interest Expense	1,428	4,142	4,769	4,826	2,477	2,457
Hotel Operating Expenses	—	—	—	—	—	888
Land Lease—Related Party	20	15	13	—	—	—
Taxes and Property Insurance	450	632	812	1,021	513	542
General and Administrative	363	578	534	567	359	389
Early Payment Penalty	—	107	—	—	—	—
Depreciation and Amortization	2,064	3,507	3,897	3,994	2,076	2,196

Total Expenses	4,325	8,981	10,025	10,408	5,425	6,472

Income Before Distribution to Preferred Unitholders, Minority Interest and Discontinued Operations	3,045	2,643	2,520	4,040	1,586	1,810
Distribution to Preferred Unitholders	—	—	—	—	—	(264)
Income Allocated to Minority Interest	(1,707)	(1,908)	(2,342)	(3,238)	(968)	(1,208)
Discontinued Operations:
Gain on Sale of Discontinued Operations	—	—	598	449	—	—
Income from Discontinued Operations	—	112	58	41	—	—

Net Income	$1,338	$847	$834	$1,292	$618	$338

Basic Earnings Per Common Share(5)	$0.59	$0.37	$0.37	$0.51	$0.25	$0.13
Diluted Earnings Per Common Share(5)	$0.48	$0.37	$0.37	$0.51	$0.21	—
Dividends declared per Common Share	$0.67	$0.72	$0.72	$0.72	$0.36	$0.36

	Six Months Ended June 30, 2003 (unaudited)
Balance Sheet Data	Actual	As Adjusted(4)
	(in thousands)
Cash	$513	$33,252
Net investment in hotel properties	$92,379	$122,379
Minority interest in operating partnership	$32,858	$39,517
Shareholders’ equity	$10,799	$64,905
Total assets	$109,195	$175,960
Total debt	$61,798	$67,798

	Year Ended December 31,				Six Months Ended June 30, (unaudited)
Other Data	1999(1)	2000	2001	2002	2002	2003
	(in thousands, except share data)
Same hotels RevPAR(6)(7)	$43.97	$50.22	$49.76	$51.51	$47.15	$48.44
Same hotels average occupancy rate(7)	61.8%	63.6%	64.5%	63.7%	62.3%	63.4%
Funds from operations(8)	$5,109	$6,647	$7,054	$8,293	$3,662	$4,006
EBITDA(9)	$6,537	$10,677	$11,765	$13,078	$6,139	$6,463
Net cash provided by operating activities	$3,075	$5,032	$6,828	$7,977	$2,620	$1,851
Net cash provided by (used in) investing activities	$(9,149)	$(14,895)	$5,513	$(145)	$(3,241)	$(8,410)
Net cash provided by (used in) financing activities	$6,198	$9,739	$(12,174)	$(7,859)	$626	$6,932
Weighted average shares outstanding
Basic	2,275,000	2,275,000	2,275,000	2,519,820	2,462,220	2,578,247
Diluted	6,326,690	6,715,996	7,296,596	7,619,542	7,561,942	8,426,285

(dollars in thousands)

(1)	Our company commenced operations on January 26, 1999.
(2)	Represents initial fixed rent plus aggregate percentage rent paid by HHMLP to our operating partnership pursuant to percentage leases, which payments are calculated by applying the rent provisions in the respective percentage leases to the historical room revenues.
(3)	Represents initial fixed rent paid by a third party lessee to our operating partnership pursuant to percentage leases, which payments are calculated by applying the rent provisions in the respective percentage leases to the historical room revenues.
(4)	As adjusted to reflect: (a) the sale of 8.5 million Class A common shares in this offering at the offering price of $8.50 per share, net of underwriting discounts and commissions and offering expenses payable by us; (b) the application of the net proceeds to pay down $24.0 million of indebtedness and to redeem 1.3 million common limited partnership units for an aggregate of $10.4 million; (c) CNL’s acquisition of 40,266 additional Series A Preferred Units for $4.0 million and our investment of $4.0 million in our joint venture with CNL, both in connection with our joint venture’s acquisition of the Hampton Inn, Chelsea on August 29, 2003; and (d) our acquisition of two New Jersey hotels on September 30, 2003 for a total of $30.0 million, including $7.0 million of cash (drawn from our line of credit), $22.0 million of mortgage indebtedness and $1.0 million of seller financing.
(5)	Represents basic and diluted earnings per share computed in accordance with FAS No. 128.
(6)	Calculated by dividing total revenue by the number of available rooms for the 13 hotels owned by us for all of the periods shown.
(7)	For the 13 hotels owned by us for all of the periods shown.
(8)

The National Association of Real Estate Investment Trusts (NAREIT) developed Funds from Operations (“FFO”) as a relative non-GAAP financial measure of performance and liquidity of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO, as defined under the definition adopted by NAREIT in April 2002 and as presented by us, is net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring or sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. We further adjust FFO for preferred stock distributions. FFO does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income) and should not be considered an alternative to net income as an indication of our performance or to cash flow as a measure of liquidity or ability to make distributions. We consider FFO a meaningful, additional measure of operating performance because it primarily excludes the effects of the assumption that the value of real estate assets diminishes predictably over time, and because it is widely used by industry analysts as a performance measure. Comparison of our presentation of FFO to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs or the use of other definitions of that term. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds From Operations.”

The following table reconciles FFO to the most directly comparable GAAP measure, net income applicable to common shares:

	Year Ended December 31,				Six Months Ended June 30,
FFO Reconciliation	1999	2000	2001	2002	2002	2003
	(in thousands)
Net income applicable to common shares	$1,338	$847	$834	$1,292	$618	$338
Less: Gain on sale of assets	—	—	(598)	(449)	—	—
Add:
Minority interest	1,707	1,908	2,342	3,238	968	1,208
Distributions to preferred unitholders	—	—	—	—	—	264
Depreciation and amortization	2,064	3,892	4,476	4,212	2,076	2,196

Funds from operations	$5,109	$6,647	$7,054	$8,293	$3,662	$4,006

(9)	EBITDA represents income before discontinued operations and minority interest plus interest, taxes, depreciation and amortization. EBITDA is presented because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. However, other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with GAAP. See the Statements of Cash Flow included in our financial statements.

The following table reconciles EBITDA, which is not a measure under GAAP, to net income for the periods ended as indicated.

	Year Ended December 31,				Six Months Ended June 30,
EBITDA Reconciliation	1999	2000	2001	2002	2002	2003
	(in thousands)
Income before discontinued operations and minority interest	$3,045	$2,643	$2,520	$4,040	$1,586	$1,810
Income tax benefit (expense)	—	—	—	—	—	—
Interest and financing expense	1,428	4,142	4,769	4,826	2,477	2,457
Depreciation and amortization	2,064	3,892	4,476	4,212	2,076	2,196

EBITDA	$6,537	$10,677	$11,765	$13,078	$6,139	$6,463

RISK FACTORS

An investment in our Class A common shares involves significant risks, including the risk of losing your entire investment. In evaluating our business, prospective investors should carefully consider the following risk factors in addition to the other information contained in this prospectus.

RISKS RELATING TO OUR BUSINESS AND OPERATIONS

We may be unable to integrate acquired hotels into our operations or otherwise manage our planned growth, which may adversely affect our operating results.

We expect to use the net proceeds from this offering to acquire a substantial number of hotels. If we are successful in making these acquisitions, we cannot assure you that we (or HHMLP) will be able to adapt our management, administrative, accounting and operational systems and arrangements, or hire and retain sufficient operational staff to integrate these investments into our portfolio and manage any future acquisitions of additional assets without operating disruptions or unanticipated costs. Acquisition of hotels would generate additional operating expenses that we would be required to pay. As we acquire additional hotels, we will be subject to the operational risks associated with owning new lodging properties. Our failure to integrate successfully any future acquisitions into our portfolio could have a material adverse effect on our results of operations and financial condition and our ability to pay dividends to shareholders.

Acquisition of hotels with limited operating history may not achieve desired results.

We seek to acquire a substantial number of new hotels, including hotels that may be acquired with the net proceeds of this offering. Many of our acquisitions are likely to be newly developed hotels. Newly-developed or newly-renovated hotels do not have the operating history that would allow our management to make pricing decisions in acquiring these hotels based on historical performance. The purchase prices of these hotels are typically based upon management’s expectations as to the operating results of such hotels, subjecting us to risks that such hotels may not achieve anticipated operating results or may not achieve these results within anticipated time frames. As a result, we may not be able to generate enough cash flow from these hotels to make debt payments or pay operating expenses. In addition, room revenues may be less than that required to provide us with our anticipated return on investment. In either case, the amounts available for distribution to our shareholders could be reduced.

Our acquisitions may not achieve expected performance, which may harm our financial condition and operating results.

We anticipate that acquisitions will largely be financed with the net proceeds of this offering and through externally generated funds such as borrowings under credit facilities and other secured and unsecured debt financing. Acquisitions entail risks that investments will fail to perform in accordance with expectations and that estimates of the cost of improvements necessary to acquire and market properties will prove inaccurate, as well as general investment risks associated with any new real estate investment. Because we must distribute at least 90% of our taxable income to maintain our qualification as a REIT, our ability to rely upon income or cash flow from operations to finance our growth and acquisition activities will be limited. Accordingly, were we unable to obtain funds from borrowings or the capital markets to finance our growth and acquisition activities, our ability to grow could be curtailed, amounts available for distribution to shareholders could be adversely affected and we could be required to reduce distributions.

We own a limited number of hotels and significant adverse changes at one may impact our lessees’ ability to pay rent and our ability to make distributions to shareholders.

We own only 21 hotels. Significant adverse changes in the operations of any one hotel could have a material adverse effect on our lessees’ ability to make rent payments and, accordingly, on our ability to make expected distributions to our shareholders.

We focus on acquiring hotels operating under a limited number of franchise brands, which creates greater risk as the investments are more concentrated.

We intend to place particular emphasis in our acquisition strategy on hotels similar to our current hotels. We invest in hotels operating under a few select franchises and therefore will be subject to risks inherent in concentrating investments in a particular franchise brand, which could have an adverse effect on our lease revenues and amounts available for distribution to shareholders. These risks include, among others, the risk of a reduction in hotel revenues following any adverse publicity related to a specific franchise brand.

Many of our hotels are located in Pennsylvania, which may increase the effect of any local economic conditions.

Eleven of our 21 hotels are located in Pennsylvania. Some of our other hotels are clustered in metropolitan areas, such as Atlanta. As a result, localized adverse events or conditions, such as an economic recession around these hotels, could have a significant adverse effect on our operations, and ultimately on the amounts available for distribution to shareholders.

We face risks associated with the use of debt, including refinancing risk.

At June 30, 2003, we had debt outstanding of $61.8 million. We may borrow additional amounts from the same or other lenders in the future, or may issue corporate debt securities in public or private offerings. Some of these additional borrowings may be secured by our hotels. Our strategy is to maintain target debt levels of approximately 60% of the total purchase price of our hotels both on an individual and aggregate basis, and our Board of Trustees’ policy is to limit indebtedness to no more than 67% of the total purchase price of all our hotels on an aggregate basis. However our declaration of trust (as amended and restated, our “Declaration of Trust”) does not limit the amount of indebtedness we may incur. We cannot assure you that we will be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our hotels to foreclosure. There is also a risk that we may not be able to refinance existing debt or that the terms of any refinancing will not be as favorable as the terms of the existing debt. If principal payments due at maturity cannot be refinanced, extended or repaid with proceeds from other sources, such as new equity capital or sales of properties, our cash flow may not be sufficient to repay all maturing debt in years when significant “balloon” payments come due.

We do not operate our hotels and, as a result, we do not have complete control over implementation of our strategic decisions.

In order for us to satisfy certain REIT qualification rules, we cannot directly operate any of our hotels. Instead, we must lease our hotels. Fourteen of our hotels are leased to an independent management company, HHMLP, as required by the REIT qualification rules in effect prior to 2001. In addition, six other hotels are managed by HHMLP under management agreements with our wholly-owned TRS who leases those hotels from us. HHMLP makes and implements strategic business decisions with respect to our hotels, such as decisions with respect to the repositioning of a franchise or food and beverage operations and other similar decisions. Decisions made by HHMLP or any other hotel operator to whom we may lease our hotels may not be in the best interests of a particular hotel or of our company. Accordingly, we cannot assure you that our lessees or HHMLP will operate our hotels in a manner that is in our best interests.

Dependence on our lessees for rent may impact distributions to shareholders.

We rely on our lessees to make rent payments in order to make distributions to shareholders. Obligations under the percentage leases, including the obligation to make rent payments, are unsecured. HHMLP, the lessee of 14 of our hotels, incurred a net loss of $671,000 for the year ended December 31, 2002, a net loss of $1,104,000 for the year ended December 31, 2001, and a net loss of $147,000 for the year ended December 31, 2000, and HHMLP had a partners’ deficit of $3,351,000 as of June 30, 2003. Reductions in revenues from our hotels or in the net operating income of our lessees may adversely affect the ability of our lessees to make these rent payments and thus our ability to make anticipated distributions to our shareholders.

We depend on key personnel.

We depend on the services of our existing senior management to carry out our business and investment strategies. As we expand, we will continue to need to attract and retain qualified additional senior management. We do not have employment contracts with any of our senior management and they may cease to provide services to us at any time. The loss of the services of any of our key management personnel, or our inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial results.

We face increasing competition for the acquisition of hotel properties and other assets, which may impede our ability to make future acquisitions or may increase the cost of these acquisitions.

We face competition for investment opportunities in mid-scale hotels from entities organized for purposes substantially similar to our objectives, as well as other purchasers of hotels. We compete for such investment opportunities with entities that have substantially greater financial resources than we do, including access to capital or better relationships with franchisors, sellers or lenders. Our competitors may generally be able to accept more risk than we can manage prudently and may be able to borrow the funds needed to acquire hotels. Competition may generally reduce the number of suitable investment opportunities offered to us and increase the bargaining power of property owners seeking to sell.

RISKS RELATING TO CONFLICTS OF INTEREST

Due to conflicts of interest, many of our existing agreements may not have been negotiated on an arm’s-length basis and may not be in our best interest.

Some of our officers and trustees have ownership interests in HHMLP and in entities with which we have entered into transactions, including hotel acquisitions and dispositions and certain financings. Consequently, the terms of our agreements with those entities, including hotel contribution or purchase agreements, percentage leases, the Administrative Services Agreement between us and HHMLP pursuant to which HHMLP provides certain administrative services, the Option Agreement between the operating partnership and some of the trustees and officers and our property management agreements with HHMLP may not have been negotiated on an arm’s-length basis and may not be in the best interest of all our shareholders.

Conflicts of interest with other entities may result in decisions that do not reflect our best interests.

The following officers and trustees own collectively approximately 81% of HHMLP: Hasu P. Shah, Jay H. Shah, Neil H. Shah, David L. Desfor and Kiran P. Patel. The following officers and trustees serve as officers of HHMLP: David L. Desfor, Kiran P. Patel and K.D. Patel. Conflicts of interest may arise in respect of the ongoing leasing, acquisition, disposition and operation of our hotels including, but not limited to, the percentage leases and enforcement of the contribution and purchase agreements, the Administrative Services Agreement, the Option Agreement and our property management agreements with HHMLP. Consequently, the interests of shareholders may not be fully represented in all decisions made or actions taken by our officers and trustees.

Conflicts of interest relating to sales or refinancing of hotels acquired from some of our trustees and officers may lead to decisions that are not in our best interest.

Some of our trustees and officers have unrealized gains associated with their interests in the hotels we have acquired from them and, as a result, any sale of the these hotels or refinancing or prepayment of principal on the indebtedness assumed by us in purchasing these hotels may cause adverse tax consequences to such of our trustees and officers. Therefore, our interests and the interests of these individuals may be different in connection with the disposition or refinancing of these hotels.

Competing hotels owned or acquired by some of our trustees and officers may hinder these individuals from spending adequate time on our business.

Some of our trustees and officers own hotels and may develop or acquire new hotels, subject to certain limitations. Such ownership, development or acquisition activities may materially affect the amount of time these officers and trustees devote to our affairs. Some of our trustees and officers operate hotels that are not owned by us, which may materially affect the amount of time that they devote to managing our hotels. Pursuant to the Option Agreement, as amended, we have an option to acquire any hotels developed by our officers and trustees.

The bankruptcy of an affiliated guarantor of the indebtedness relating to some of our hotels could trigger a default under our loan documents.

Mr. Hasu P. Shah, Chairman of our Board of Trustees and CEO, guarantees the indebtedness of four of our hotels. Mr. Shah’s bankruptcy would constitute a default under the related loan documents, and such default would cause some or all of the assumed indebtedness to become immediately due and payable. In the event that the lender accelerates the payment, such acceleration could adversely affect our cash available for distribution. If we are unable to make such payment, we may be forced to sell the hotels that serve as collateral for the indebtedness in order to make such payment. In addition, if the hotels that serve as collateral for the guarantees by Mr. Hasu Shah experience financial difficulty, we may be more likely to invest in those hotels with income from other hotels so that Mr. Shah will not be required to fund his guarantees.

Need for certain consents from the limited partners may not result in decisions advantageous to shareholders.

Under our operating partnership’s amended and restated partnership agreement, the holders of at least two-thirds of the interests in the partnership must approve a sale of all or substantially all of the assets of the partnership or a merger or consolidation of the partnership. Upon completion of this offering, some of our officers and trustees will own an approximately 17.3% interest in the operating partnership on a fully-diluted basis. Their large ownership percentage may make it less likely that a merger or sale of our company that would be in the best interests of our shareholders will be approved.

RISKS RELATING TO OUR CORPORATE STRUCTURE

A major shareholder has significant influence over our affairs.

CNL, through its ownership of Series A Preferred Units of our limited partnership, upon completion of this offering and the application of the net proceeds thereof, will own approximately 15.9% of our common shares on a fully-diluted basis. In addition, CNL would be able to acquire an additional 5.3% of our common shares on a fully-diluted basis upon exchange of its interest in our joint venture. CNL may also purchase additional Series A Preferred Units and joint venture interests. Pursuant to the terms of the Series A Convertible Preferred Units owned by CNL, and the Series A Preferred Shares into which they are exchangeable, it has a number of special rights, including, but not limited to:

•	certain preemptive rights with respect to any issuance by us prior to April 2006 of Class A common shares;

•	certain rights to elect members of our Board of Trustees; and

•	certain approval rights including with respect to:

•	mergers;

•	the sale of all or substantially all of our assets;

•	the issuance of equity securities;

•	the payment of dividends while in arrears with respect to dividends relating to CNL’s securities;

•	certain amendments to our Declaration of Trust;

•	filing for bankruptcy; and

•	terminating our REIT status.

In addition, for so long as the holders of the Series A Convertible Preferred Units hold in the aggregate that number of Series A Convertible Preferred Units, Class A common shares and any other class of our equity that represent on an as-converted or as-exchanged basis at least five percent of the issued and outstanding Class A common shares on a fully diluted basis, a majority of the Series A Convertible Preferred Units must approve a sale of all or substantially all of the assets of the operating partnership or a merger or consolidation of the operating partnership. CNL therefore holds veto power over such extraordinary transactions, which could result in the disapproval of a transaction that would be beneficial to our shareholders.

In addition, pursuant to the terms of our joint venture with CNL, until April 21, 2004, we must present all of our proposed acquisitions to the investment committee of the joint venture, and we may only acquire such acquisition directly if the investment committee or CNL fails to approve that acquisition for the joint venture. This arrangement may make it more difficult for us to acquire suitable hotels other than through the joint venture.

As a result of its ownership of our securities and the rights described above, CNL may have significant influence over our affairs. This could potentially be disadvantageous to other shareholders’ interests, which may not be aligned with the interests of CNL. For a more detailed description of CNL’s rights, see the sections entitled “CNL Strategic Alliance.”

Our ownership limitation may restrict business combination opportunities.

To qualify as a REIT under the Code, no more than 50% of our outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals during the last half of each taxable year. To preserve our REIT qualification, our Declaration of Trust generally prohibits direct or indirect ownership of more than 9.9% of the number of outstanding shares of any class of our securities, including the Class A common shares, by any person. Generally, Class A common shares owned by affiliated owners will be aggregated for purposes of the ownership limitation. The ownership limitation could have the effect of delaying, deferring or preventing a change in control or other transaction in which holders of Class A common shares might receive a premium for their Class A common shares over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

The Declaration of Trust contains a provision that creates staggered terms for our Board of Trustees.

Our Board of Trustees is divided into two classes. The terms of the first and second classes expire in 2004 and 2005, respectively. Trustees of each class are elected for two-year terms upon the expiration of their current terms and each year one class of trustees will be elected by the shareholders. The staggered terms of trustees may delay, defer or prevent a tender offer, a change in control of us or other transaction, even though such a transaction might be in the best interest of the shareholders.

Maryland Business Combination Law may discourage a third party from acquiring us.

Under the Maryland General Corporation Law, as amended (MGCL), as applicable to real estate investment trusts, certain “business combinations” (including certain issuances of equity securities) between a Maryland real estate investment trust and any person who beneficially owns ten percent or more of the voting power of the trust’s shares or an affiliate thereof or any person who is an affiliate or associate of the trust and was the beneficial owner of ten percent or more of the voting shares of the trust within the two year period immediately prior to the date in question, are prohibited for five years after the most recent date on which this shareholder acquired at least ten percent of the voting power of the trust’s shares. Thereafter, any such business combination must be approved by two super-majority shareholder votes unless, among other conditions, the trust’s common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its common shares. These provisions could delay, defer or prevent a transaction or change of control of our company in which our shareholders might otherwise receive a premium for their shares above then-current market prices or might otherwise deem to be in their best interests. CNL and some of our trustees and officers may control a sufficient percentage of the voting power to block a proposal respecting a business combination under these provisions. As part of the transaction with CNL, we exempted CNL from the application of these provisions, which could make us more vulnerable to an unsolicited acquisition attempt by CNL that would not be advantageous for all shareholders.

The Board of Trustees may change our investment and operational policies without a vote of the Class A common shareholders.

Our major policies, including our policies with respect to acquisitions, financing, growth, operations, debt limitation and distributions, are determined by our Board of Trustees. The Trustees may amend or revise these and other policies from time to time without a vote of the holders of the Class A common shares.

Our Board of Trustees may issue additional shares that may cause dilution or prevent a transaction that is in the best interests of our shareholders.

Our Declaration of Trust authorizes the Board of Trustees, without shareholder approval, to:

•	amend the Declaration of Trust to increase or decrease the aggregate number of shares of beneficial interest or the number of shares of beneficial interest of any class that we have the authority to issue,

•	cause us to issue additional authorized but unissued Class A common shares, Class B common shares or preferred shares and

•	classify or reclassify any unissued common or preferred shares and to set the preferences, rights and other terms of such classified or reclassified shares, including the issuance of additional Class A common shares or preferred shares that have preference rights over the Class A common shares with respect to dividends, liquidation, voting and other matters.

Any one of these events could cause dilution to our common shareholders, delay, defer or prevent a transaction or a change in control that might involve a premium price for the Class A common shares or otherwise not be in the best interest of holders of Class A common shares.

RISKS RELATED TO OUR TAX STATUS

If we fail to qualify as a REIT, our dividends will not be deductible to us, and our income will be subject to taxation.

We have operated and intend to continue to operate so as to qualify as a REIT for federal income tax purposes. Our continued qualification as a REIT will depend on our continuing ability to meet various requirements concerning, among other things, the ownership of our outstanding shares of beneficial interest, the nature of our assets, the sources of our income, and the amount of our distributions to our shareholders. If we were to fail to qualify as a REIT in any taxable year, we would not be allowed a deduction for distributions to our shareholders in computing our taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Unless entitled to relief under certain Code provisions, we also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, amounts available for distribution to shareholders would be reduced for each of the years involved. Although we currently intend to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the trustees, with the consent of holders of two-thirds of the outstanding shares, to revoke the REIT election.

Failure to make required distributions would subject us to tax.

In order to qualify as a REIT, each year we must distribute to our shareholders at least 90% of our taxable income, other than any net capital gain. To the extent that we satisfy the distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any year are less than the sum of:

•	85% of our ordinary income for that year;

•	95% of our capital gain net income for that year; and

•	100% of our undistributed taxable income from prior years.

We have paid out, and intend to continue to pay out, our income to our shareholders in a manner intended to satisfy the distribution requirement and to avoid corporate income tax and the 4% nondeductible excise tax. Differences in timing between the recognition of income and the related cash receipts or the effect of required debt amortization payments could require us to borrow money or sell assets to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% nondeductible excise tax in a particular year. In the past we have borrowed, and in the future we may borrow, to pay distributions to our shareholders and the limited partners of our operating partnership. Such borrowings subject us to risks from borrowing as described herein.

Recent changes in taxation of corporate dividends may adversely affect the value of our Class A common shares.

The Jobs and Growth Tax Relief Reconciliation Act of 2003, which was enacted into law on May 28, 2003, among other things, generally reduces to 15% the maximum marginal rate of tax payable by domestic noncorporate taxpayers on dividends received from a regular C corporation. This reduced tax rate, however, will not apply to dividends paid to domestic noncorporate taxpayers by a REIT on its stock, except for certain limited amounts. Although the earnings of a REIT that are distributed to its shareholders still generally will be subject to less federal income taxation than earnings of a non-REIT C corporation that are distributed to its shareholders net of corporate-level income tax, this legislation could cause domestic noncorporate investors to view the stock of regular C corporations as more attractive relative to the stock of a REIT than was the case prior to the enactment of the legislation, because the dividends from regular C corporations will generally be taxed at a lower rate while dividends from REITs will generally be taxed at the same rate as the individual’s other ordinary income. We cannot predict what effect, if any, the enactment of this legislation may have on the value of the stock of REITs in general or on our Class A common shares in particular, either in terms of price or relative to other investments.

RISKS RELATED TO THE HOTEL INDUSTRY

The value of our hotels depends on conditions beyond our control.

Our hotels are subject to varying degrees of risk generally incident to the ownership of hotels. The underlying value of our hotels, our income and ability to make distributions to our shareholders are dependent upon the ability of our lessees to operate the hotels in a manner sufficient to maintain or increase revenues in excess of operating expenses to enable our lessees to make rent payments. Hotel revenues may be adversely affected by adverse changes in national economic conditions, adverse changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, competition from other hotels, changes in interest rates and in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older structures, changes in real estate tax rates and other operating expenses, adverse changes in governmental rules and fiscal policies, civil unrest, acts of terrorism, acts of God, including earthquakes, hurricanes and other natural disasters, acts of war, adverse changes in zoning laws, and other factors that are beyond our control. In particular, general and local economic conditions may be adversely affected by the recent terrorist incidents in New York and Washington, D.C. Our management is unable to determine the long-term impact, if any, of these incidents or of any acts of war or terrorism in the United States or worldwide, on the U.S. economy, on us or our hotels or on the market price of our Class A common shares.

Our hotels are subject to general hotel industry operating risks, which may impact our lessees’ ability to make rent payments and on our ability to make distributions to shareholders.

Our hotels are subject to all operating risks common to the hotel industry. The hotel industry has experienced volatility in the past, as have our hotels, and there can be no assurance that such volatility will not occur in the future. These risks include, among other things, competition from other hotels; over-building in the hotel industry that could adversely affect hotel revenues; increases in operating costs due to inflation and other factors, which may not be offset by increased room rates; reduction in business and commercial travel and tourism; strikes and other labor disturbances of hotel employees; increases in energy costs and other expenses of travel; adverse effects of general and local economic conditions; and adverse political conditions. These factors could reduce revenues of the hotels and adversely affect the lessees’ ability to make rent payments, and therefore, our ability to make distributions to our shareholders.

Competition for guests is highly competitive.

The hotel industry is highly competitive. Our hotels compete with other existing and new hotels in their geographic markets. Many of our competitors have substantially greater marketing and financial resources than we do. If their marketing strategies are effective, our lessees may be unable to make rent payments and we may be unable to make distributions to our shareholders.

Our investments are concentrated in a single segment of the hotel industry.

Our current business strategy is to own and acquire hotels primarily in the mid-scale segment of the hotel industry. We are subject to risks inherent in concentrating investments in a single industry and in a specific market segment within that industry. The adverse effect on rent under the percentage leases and amounts available for distribution to shareholders resulting from a downturn in the hotel industry in general or the mid-scale segment in particular could be more pronounced than if we had diversified our investments outside of the hotel industry or in additional hotel market segments.

The hotel industry is seasonal in nature.

The hotel industry is seasonal in nature. Generally, hotel revenues are greater in the second and third quarters than in the first and fourth quarters. Our hotels’ operations historically reflect this trend. We believe that we will be able to make distributions necessary to maintain REIT status through cash flow from operations; but if we are unable to do so, we may not be able to make the necessary distributions or we may have to generate cash by a sale of assets, increasing indebtedness or sales of securities to make the distributions.

Risks of operating hotels under franchise licenses, which may be terminated or not renewed, may impact our lessees’ ability to make rent payments and our ability to make distributions to shareholders.

The continuation of the franchise licenses is subject to specified operating standards and other terms and conditions. All of the franchisors of our hotels periodically inspect our hotels to confirm adherence to their operating standards. The failure of our partnership or our lessees to maintain such standards or to adhere to such other terms and conditions could result in the loss or cancellation of the applicable franchise license. It is possible that a franchisor could condition the continuation of a franchise license on the completion of capital improvements that the trustees determine are too expensive or otherwise not economically feasible in light of general economic conditions, the operating results or prospects of the affected hotel. In that event, the trustees may elect to allow the franchise license to lapse or be terminated.

There can be no assurance that a franchisor will renew a franchise license at each option period. If a franchisor terminates a franchise license, we, our partnership and our lessees may be unable to obtain a suitable replacement franchise, or to successfully operate the hotel independent of a franchise license. The loss of a franchise license could have a material adverse effect upon the operations or the underlying value of the related hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. Although the percentage leases require our lessees to maintain the franchise licenses for each hotel, our lessees’ loss of a franchise license for one or more of the hotels could have a material adverse effect on our partnership’s revenues and our amounts available for distribution to shareholders.

Operating costs and capital expenditures for hotel renovation may be greater than anticipated and may adversely impact rent payments by our lessees’ and our ability to make distributions to shareholders.

Hotels generally have an ongoing need for renovations and other capital improvements, particularly in older structures, including periodic replacement of furniture, fixtures and equipment. Under the terms of our leases and management agreements with HHMLP, we are obligated to pay the cost of expenditures for items that are classified as capital items under GAAP that are necessary for the continued operation of our hotels. If these expenses exceed our estimate, the additional cost could have an adverse effect on amounts available for distribution to shareholders. In addition, we may acquire hotels in the future that require significant renovation. Renovation of hotels involves certain risks, including the possibility of environmental problems, construction cost overruns and delays, uncertainties as to market demand or deterioration in market demand after commencement of renovation and the emergence of unanticipated competition from hotels.

RISKS RELATED TO REAL ESTATE INVESTMENT GENERALLY

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Real estate investments are relatively illiquid. Our ability to vary our portfolio in response to changes in operating, economic and other conditions will be limited. No assurances can be given that the fair market value of any of our hotels will not decrease in the future.

If we suffer losses that are not covered by insurance or that are in excess of our insurance coverage limits, we could lose investment capital and anticipated profits.

Each lease specifies comprehensive insurance to be maintained on each of the our hotels, including liability and fire and extended coverage in amounts sufficient to permit the replacement of the hotel in the event of a total loss, subject to applicable deductibles. Leases for hotels subsequently acquired by us will contain similar provisions. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes and acts of terrorism, that may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it impracticable to use insurance proceeds to replace the applicable hotel after such applicable hotel has been damaged or destroyed. Under such circumstances, the insurance proceeds received by us might not be adequate to restore our economic position with respect to the applicable hotel. If any of these or similar events occur, it may reduce the return from the attached property and the value of our investment.

REITs are subject to property taxes.

Each hotel is subject to real and personal property taxes. The real and personal property taxes on hotel properties in which we invest may increase as property tax rates change and as the properties are assessed or reassessed by taxing authorities. Many state and local governments are facing budget deficits which has led many of them, and may in the future lead others to, increase assessments and/or taxes. If property taxes increase, our ability to make expected distributions to our shareholders could be adversely affected.

Environmental matters could adversely affect our results.

Operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of future legislation. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The cost of complying with environmental laws could materially adversely affect amounts available for distribution to shareholders. Phase I environmental assessments have been obtained on all of our hotels. Nevertheless, it is possible that these reports do not reveal all environmental liabilities or that there are material environmental liabilities of which we are unaware.

Costs associated with complying with the Americans with Disabilities Act may adversely affect our financial condition and operating results.

Under the Americans with Disabilities Act of 1993 (ADA), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While we believe that our hotels are substantially in compliance with these requirements, a determination that we are not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. In addition, changes in governmental rules and regulations or enforcement policies affecting the use and operation of the hotels, including changes to building codes and fire and life-safety codes, may occur. If we were required to make substantial modifications at the hotels to comply with the ADA or other changes in governmental rules and regulations, our ability to make expected distributions to our shareholders could be adversely affected.

RISK RELATED TO THIS OFFERING

Investors in this offering will experience immediate and significant dilution in the book value per share.

The public offering price of our Class A common shares is substantially higher than what our net tangible book value per share will be immediately after this offering. Purchasers of our Class A common shares in this offering will incur immediate dilution of approximately $2.64 in net tangible book value per share of Class A common shares from the price payable for our Class A common shares in this offering.

The priority and preferences benefiting the holders of Class A common shares will expire no later than January 26, 2004.

The Class A common shares enjoy the benefit of a priority period during which, subject to the prior rights of the holders of Series A Convertible Preferred Units, the holders of the Class A common shares are entitled to receive, prior to any distributions either to the holders of common limited partnership units or to the holders of the Class B common shares, if any, cumulative dividends in an amount per Class A common share equal to $0.18 per quarter. The priority period expires on the earlier of (i) January 26, 2004 and (ii) an election by us to end the priority period within 15 days if the share price remains over $7.00 per share for these 15 days. Although our share price has remained over $7.00 for more than 15 days, we do not intend to elect to terminate the priority period. As a result, the priority period will terminate on January 26, 2004. After the expiration of the priority period, distributions will be made, subject to preference of the Series A Convertible Preferred Units owned by CNL, to holders of the Class A common shares and common limited partnership units in our operating partnership on a pro rata basis. After the termination of the priority period, a significant downturn in our financial results will have a greater chance of impacting the distributions made with respect to the Class A common shares.

We may be unable to invest the excess net proceeds raised in this offering on acceptable terms or at all, which would harm our financial condition and operating results.

The portion of the net proceeds of this offering not used to fund our proposed acquisitions, repay indebtedness or to redeem limited partnership units in our operating partnership, which will be approximately $32.7 million, will be available for future investments in hotel assets. Until we identify hotel investments consistent with our investment criteria, we intend to invest that portion of the net offering proceeds in money market funds. We cannot assure you that we will be able to identify hotel investments that meet our investment criteria, that we will be successful in completing any investment we identify or that any investment we complete using the net proceeds of this offering will produce a return on our investment. Moreover, because we will not have identified these future investments at the time of our offering, we will have broad authority to invest the excess net proceeds of this offering in any hotel investments that we may identify in the future.

In addition, pursuant to the terms of our joint venture with CNL, until April 21, 2004, we must present all of our proposed acquisitions to the investment committee of the joint venture, and we may only acquire such acquisition directly if the investment committee or CNL fails to approve that acquisition for the joint venture. This arrangement may make it more difficult for us to acquire suitable hotels other than through the joint venture.

We cannot assure you that an active public market for our Class A common shares will develop.

The number of Class A common shares proposed to be sold in this offering is more than twice times the number of currently outstanding shares. Prior to this offering, there has been limited trading volume for our Class A common shares, and we cannot assure you that an active trading market for the shares of Class A common shares will develop as a result of this offering or, if developed, that any such market will be sustained. In the absence of an active public trading market, an investor may be unable to liquidate an investment in our Class A common shares at the price or in the time period desired. We cannot assure you that the price at which the shares of Class A common shares will sell in the public market after the closing of this offering will not be lower than the price at which they are sold by the underwriters.

Adjustments to the purchase price to our hotels may lead to substantial shareholder dilution.

Five of the hotels currently owned by us were purchased pursuant to agreements that provide for post-closing purchase price adjustments based on the hotel’s performance in relation to the purchase price. In the event that any of the purchase prices of these hotels are increased on an adjustment date and the purchase price adjustment is paid in common limited partnership units, owners of the Class A common shares at such time will experience dilution.

Future offerings of debt securities, which would be senior to our Class A common shares upon liquidation, or equity securities, which would dilute our existing shareholders and may be senior to our Class A common shares for the purposes of dividend distributions, may adversely affect the market price of our Class A common shares.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred or common shares. Upon liquidation, holders of our debt securities and shares of preferred shares and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common shares. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our Class A common shares, or both. Our preferred shares, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to make a dividend distribution to the holders of our common shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future offerings reducing the market price of our common shares and diluting their stock holdings in us.

Possible adverse effect of shares available for future sale on price of Class A common shares.

At any time, CNL may elect to exchange its Series A Convertible Preferred Units for up to 2,816,460 Class A common shares and exchange its interest in their joint venture with us for up to 1,192,141 additional Class A common shares. To the extent CNL funds additional capital to us or our joint venture, the number of Class A common shares issuable upon such exchange will increase. Furthermore, as of August 31, 2003, there are 5,099,723 outstanding limited partnership units in our operating partnership (other than the Series A Convertible Preferred Units) which currently are redeemable for Class B common shares (or 3,799,723 units upon completion of this offering and the application of the net proceeds thereof). Upon the exchange of the Series A Convertible Preferred Units or the redemption of common limited partnership units, the Class B common shares or Class A common shares received therefor may be sold in the public market pursuant to shelf registration statements that we are obligated to file on behalf of CNL and the limited partners of our operating partnership, or pursuant to any available exemptions from registration. Sales of a substantial number of Class A common shares or Class B common shares, or the perception that such sales could occur, could adversely affect prevailing market prices of the Class A common shares. Holders of these shares and units have entered into lock up agreements in connection with this offering that prevent them from selling these shares until 120 days from the date of this prospectus.

There are no assurances of our ability to make distributions in the future.

We intend to pay quarterly dividends and to make distributions to our shareholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed. However, our ability to pay dividends may be adversely affected by the risk factors described in this prospectus. All distributions will be made at the discretion of our Board of Trustees and will depend upon our earnings, our financial condition, maintenance of our REIT status and such other factors as our board may deem relevant from time to time. There are no assurances of our ability to pay dividends in the future. In addition, some of our distributions may include a return of capital.

An increase in market interest rates may have an adverse effect on the market price of our securities.

One of the factors that investors may consider in deciding whether to buy or sell our securities is our dividend rate as a percentage of our share or unit price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher dividend or interest rate on our securities or seek securities paying higher dividends or interest. The market price of our Class A common shares likely will be based primarily on the earnings and return that we derive from our investments and income with respect to our properties and our related distributions to shareholders, and not from the market value or underlying appraised value of the properties or investments themselves. As a result, interest rate fluctuations and capital market conditions can affect the market price of our Class A common shares. For instance, if interest rates rise without an increase in our dividend rate, the market price of our Class A common shares could decrease because potential investors may require a higher dividend yield on our Class A common shares as market rates on interest-bearing securities, such as bonds, rise. In addition, rising interest rates would result in increased interest expense on our variable rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and pay dividends.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Properties” contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond our control, that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “our future success depends,” “seek to continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. Important factors that could cause actual results to differ materially from those in our forward looking statements in this prospectus include, but are not limited to, the factors discussed in the section entitled “Risk Factors” and the filings made by us with the SEC that are incorporated in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the 8,500,000 Class A common shares offered hereby will be approximately $67.1 million, after deducting underwriting discounts and commissions and the estimated expenses of this offering payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $77.3 million.

As required by the partnership agreement of our operating partnership, we will contribute all of the net proceeds to our operating partnership in exchange for additional partnership interests. We intend to use the net proceeds of this offering, subject to maintaining our REIT qualification, as follows: $24.0 million to reduce indebtedness, including debt incurred in connection with our recent acquisitions, $10.4 million to redeem 1.3 million common limited partnership units in our operating partnership at a price per unit equal to the net offering price in this offering, and the remainder to fund future acquisitions and for other general corporate purposes.

The terms of the indebtedness we will repay with the net proceeds of this offering are as follows:

Facility	Total Amount	Amount Repaid	Interest Rate	Maturity
Sovereign Bank – Credit Line	$ 11.0 million	$ 11.0 million	4.00%	1/1/04
Waypoint Bank	$ 5.5 million	$ 5.5 million	4.25%	1/1/08
Shreenathji Enterprises, Ltd.	$ 1.0 million	$ 1.0 million	6.00%	Demand Note
Royal Bank of Pennsylvania	$ 6.5 million	$ 6.5 million	8.86%	6/1/04

Total	$24.0 million	$24.0 million

Shreenathji Enterprises is owned in part by Hasu P. Shah, Jay H. Shah, Kiran P. Patel and K.D. Patel, who will receive the proceeds of this repayment.

The common limited partnership units in our operating partnership to be redeemed are owned by the following individuals (or family limited partnerships controlled by them):

Owner	Number of Units
Bharat Mehta	484,647
K.D. Patel (Trustee)	362,197
Nayana Gandhi	281,148
Madhu Patni	105,271
Manhar Gandhi	37,147
Manish Patni	29,590

Total	1,300,000

The amount and timing of our use of the net proceeds of this offering will depend on a number of factors, including the success of locating suitable acquisition properties and the amount of cash we generate from operations. As a result, we will retain broad discretion in the allocation of the net proceeds from this offering. Pending the use of proceeds referenced above, the net proceeds will be invested in interest-bearing, short-term investment grade securities or money market accounts, which are consistent with our intention to qualify as a REIT. Such investments may include, for example, government and government agency securities, certificates of deposit, interest-bearing bank deposits and mortgage loan participations.

CAPITALIZATION

The following table sets forth the capitalization of Hersha Hospitality Trust as of June 30, 2003:

(1) on an actual basis;

(2) on a pro forma basis to give effect to:

•	CNL’s acquisition of 40,266 additional Series A Preferred Units for $4.0 million and our investment of $4.0 million in our joint venture with CNL, both in connection with our joint venture’s acquisition of the Hampton Inn, Chelsea on August 29, 2003: and

•	our acquisition of two New Jersey hotels on September 30, 2003 for a total of $30.0 million, including $7.0 million of cash (drawn from our line of credit), $22.0 million of mortgage indebtedness and $1.0 million of seller financing; and

(3) on a pro forma, as adjusted basis to give effect to the transactions described under (2) above and:

•	the sale of 8.5 million Class A common shares in this offering at the offering price of $8.50 per share, net of underwriting discounts and commissions and offering expenses payable by us; and

•	the use of the net proceeds of this offering to pay down $24.0 million of indebtedness and to redeem 1.3 million limited partnership units for an aggregate price of $10.4 million.

This table should be read in conjunction with the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2003
	Actual	Pro Forma	Pro forma As adjusted
	(dollars in thousands)
Cash	$513	$513	$33,252

Debt:
Lines of credit	$4,431	$11,431	$—
Mortgages payable	57,367	79,367	66,798
Other notes payable	—	1,000	1,000

Total debt	61,798	91,798	67,798

Minority interest(1)	32,858	36,884	39,517

Shareholders’ equity(2):
Preferred shares, $0.01 par value, 10,000,000 shares authorized, including 350,000 Series A Preferred Shares, no shares issued and outstanding	—	—	—
Class A common shares, $0.01 par value, 50,000,000 shares authorized, 2,578,703 shares issued and outstanding, 11,078,703 shares issued and outstanding, as adjusted	26	26	111
Class B common shares, $0.01 par value, 50,000,000 shares authorized, no shares issued and outstanding	—	—	—
Additional paid-in capital(1)	13,691	13,691	67,712
Distributions in excess	(2,918)	(2,918)	(2,918)

Total shareholders’ equity	10,799	10,799	64,905

Total capitalization	$105,455	$139,481	$172,220

(1)	Includes a $13,033,000 adjustment to increase minority interest and decrease additional paid-in capital, which results from the accounting treatment for the contribution of the net proceeds of this offering to our operating partnership.
(2)	Does not include:
•	2,816,460 Class A common shares issuable upon conversion of 190,266 Series A Convertible Preferred Units in our operating partnership currently owned by CNL;
•	1,192,141 Class A common shares issuable upon exchange of CNL’s interest in our joint venture;
•	5,099,723 Class B common shares (or 3,799,723 Class B common shares after the completion of this offering) issuable upon redemption of outstanding common limited partnership units in our operating partnership which are currently redeemable;
•	433,333 Class A common shares issuable upon exercise of certain warrants issued in connection with our initial public offering with an exercise price of $9.90 per share (which warrants expire on January 26, 2004); and
•	500,000 Class B common shares issuable upon exercise of certain options and SARs held by our trustees, officers and employees of HHMLP which are exercisable at a price of $6.00 per share only if our Class A common shares have a closing price in excess of $9.00 per share for twenty consecutive trading days, and which expire on January 26, 2004.

DISTRIBUTIONS AND PRICE RANGE OF CLASS A COMMON SHARES

Since our initial public offering in January of 1999, we have made 17 consecutive quarterly distributions to holders of the Class A common shares of $0.18 per share, which annualizes to $0.72 per share. We have also paid an equivalent distribution to holders of our common limited partnership units in our operating partnership for the same periods. While it is the current policy of our Board of Trustees to maintain our dividend at this level, future distributions will be authorized by our Board of Trustees based on a number of factors, including the amount of funds from operations, our partnership’s financial condition, debt service requirements, capital expenditure requirements for our hotels, the annual distribution requirements under the REIT provisions of the Code and such other factors as the trustees deem relevant. Our ability to make distributions will depend on our receipt of distributions from our operating partnership and lease payments from our lessees with respect to the hotels. We rely on our lessees to generate sufficient cash flow from the operation of the hotels to meet their rent obligations under the percentage leases.

The Class A common shares enjoy the benefit of a priority period during which, subject to the prior rights of the holders of Series A Convertible Preferred Units, the holders of the Class A common shares are entitled to receive, prior to any distributions either to the holders of common limited partnership units or to the holders of the Class B common shares if any, cumulative dividends in an amount per Class A common share equal to $0.18 per quarter. The priority period expires on the earlier of (i) January 26, 2004 and (ii) an election by us to end the priority period within 15 days if the share price remains over $7.00 per share for these 15 days. After the holders of the common limited partnership units and the Class B common shares have received an amount per unit or per share equal to this distribution, the holders of the Class A common shares and the holders of the common limited partnership units and the Class B common shares, if any, are entitled to receive further distributions on a pro rata basis. As of the date of this prospectus, no Class B common shares are outstanding. Thus, the Class A common shares have priority rights only with respect to the outstanding common limited partnership units other than the Series A Convertible Preferred Units issued to CNL as described below. In the future, we may issue additional Class A common shares, securities senior to the Class A common shares and the partnership may issue units that are not subordinated to the Class A common shares.

The Series A Convertible Preferred Units rank senior to all common limited partnership units in our operating partnership, including our general partner units, and all Class A or Class B common shares. Distributions on the Series A Convertible Preferred Units accrue at a rate of 10.5% of the original issue price. Because we derive our revenue from distributions from our operating partnership, the distribution rights of the Class A common shares and the Class B common shares are effectively subordinate to the distribution rights of the Series A Convertible Preferred Units. See “CNL Strategic Alliance.”

The hotel business is seasonal in nature and, therefore, revenues from the hotels in the first and fourth quarters are traditionally lower than those in the second and third quarters and our lease revenue may be lower in these quarters. We expect to use excess cash flow from the second and third quarters to fund distribution shortfalls in the first and fourth quarters. We cannot assure you that we will be able to continue to make quarterly distributions at the current rate.

Our Class A common shares trade on the American Stock Exchange under the symbol “HT.” As of August 31, 2003, there were 2,578,703 Class A common shares outstanding held by approximately 250 persons of record and 1,500 beneficial owners. The following table sets forth the high and low sale prices of our Class A common shares as reported by the American Stock Exchange and dividends declared on our Class A common shares for each of the quarters indicated.

	Price Range		Cash Dividend
Year ended December 31, 2003	High	Low	Per Share
Fourth quarter (through October 15, 2003)	$9.58	$8.41
Third quarter	$9.10	$7.93	$0.18	(1)
Second quarter	$8.25	$6.54	$0.18
First quarter	$7.30	$6.31	$0.18

Year ended December 31, 2002	High	Low	Per Share
Fourth quarter	$6.99	$5.40	$0.18
Third quarter	$6.55	$5.75	$0.18
Second quarter	$6.70	$6.00	$0.18
First quarter	$6.70	$5.51	$0.18

Year ended December 31, 2001	High	Low	Per Share
Fourth quarter	$6.25	$5.10	$0.18
Third quarter	$6.90	$4.25	$0.18
Second quarter	$6.09	$4.80	$0.18
First quarter	$6.13	$5.50	$0.18

(1)	Payable on October 23, 2003 to shareholders of record on September 26, 2003.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth selected consolidated historical financial data for Hersha Hospitality Trust and its subsidiaries and Hersha Hospitality Management, L.P. and its subsidiaries. The financial data as of and for periods ended December 31, 1999, 2000, 2001 and 2002 are derived from our audited consolidated financial statements and those of HHMLP audited by Moore Stephens, P.C., our former auditors. We appointed Reznick Fedder & Silverman, CPA’s, PC, as our new auditors in April of 2003. The selected financial data as of and for the periods ended June 30, 2003 and 2002 are derived from our unaudited consolidated financial statements and those of HHMLP. In the opinion of management, the unaudited consolidated financial statements include all adjustments necessary to present fairly the data for such periods. You should read this selected consolidated financial data along with our consolidated financial statements and those of HHMLP and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” included elsewhere in this prospectus. The selected data provided below is not necessarily indicative of future performance, and results for the six-months ended June 30, 2003, are not necessarily indicative of results for the full year.

Hersha Hospitality Trust

	Year Ended December 31,				Six Months Ended June 30, (unaudited)
Statement of Operations Data	1999(1)	2000	2001	2002	2002	2003
	(in thousands, except per share data)
Revenue:
Percentage Lease Revenues—HHMLP (2)	$7,264	$9,723	$9,558	$11,433	$5,494	$6,336
Percentage Lease Revenues—Other (3)	—	1,850	2,801	2,801	1,400	960
Hotel Operating Revenues	—	—	—	—	—	772
Interest	78	50	165	207
Interest—Related Party	28	1	21	7	113	210
Other Revenue	—	—	—	—	4	4

Total Revenue	7,370	11,624	12,545	14,448	7,011	8,282
Expenses:
Interest Expense	1,428	4,142	4,769	4,826	2,477	2,457
Hotel Operating Expenses	—	—	—	—	—	888
Land Lease—Related Party	20	15	13	—	—	—
Taxes and Property Insurance	450	632	812	1,021	513	542
General and Administrative	363	578	534	567	359	389
Early Payment Penalty	—	107	—	—	—	—
Depreciation and Amortization	2,064	3,507	3,897	3,994	2,076	2,196

Total Expenses	4,325	8,981	10,025	10,408	5,425	6,472

Income Before Distribution to Preferred Unitholders, Minority Interest and Discontinued Operations	3,045	2,643	2,520	4,040	1,586	1,810
Distribution to Preferred Unitholders	—	—	—	—	—	(264)
Income Allocated to Minority Interest	(1,707)	(1,908)	(2,342)	(3,238)	(968)	(1,208)
Discontinued Operations:
Gain on Sale of Discontinued Operations	—	—	598	449	—	—
Income from Discontinued Operations	—	112	58	41	—	—

Net Income	$1,338	$847	$834	$1,292	$618	$338

Basic Earnings Per Common Share (4)	$0.59	$0.37	$0.37	$0.51	$0.25	$0.13
Diluted Earnings Per Common Share (4)	$0.48	$0.37	$0.37	$0.51	$0.21	—
Dividends declared per Common Share	$0.67	$0.72	$0.72	$0.72	$0.36	$0.36

	Year Ended December 31,				Six Months Ended June 30,
Balance Sheet Data	1999(1)	2000	2001	2002	2002	2003
	(in thousands, except share data)
Cash	$124	—	$167	$140	$173	$513
Net investment in hotel properties	$51,908	$87,671	$88,100	$93,814	$89,587	$92,379
Minority interest in operating partnership	$18,980	$17,679	$20,436	$20,258	$19,824	$32,593
Shareholder’s equity	$11,805	$11,014	$10,210	$11,378	$11,622	$11,064
Total assets	$56,382	$94,531	$96,017	$101,516	$98,235	$109,195
Total debt	$24,754	$61,450	$61,535	$65,341	$62,512	$61,798

Other Data
Same hotels RevPAR (5)(6)	$43.97	$50.22	$49.76	$51.51	$47.15	$48.44
Same hotels average occupancy rate (6)	61.8%	63.6%	64.5%	63.7%	62.3%	63.4%
Funds from operations (7)	$5,109	$6,647	$7,054	$8,293	$3,662	$4,006
EBITDA (8)	$6,537	$10,677	$11,765	$13,078	$6,139	$6,463
Net cash provided by operating activities	$3,075	$5,032	$6,828	$7,977	$2,620	$1,851
Net cash provided by (used in) investing activities	$(9,149)	$(14,895)	$5,513	$(145)	$(3,241)	$(8,410)
Net cash provided by (used in) financing activities	$6,198	$9,739	$(12,174)	$(7,859)	$626	$6,932
Weighted average shares outstanding
Basic	2,275,000	2,275,000	2,275,000	2,519,820	2,462,220	2,578,247
Diluted	6,326,690	6,715,996	7,296,596	7,619,542	7,561,942	8,426,285

(dollars in thousands)

(1)	We commenced operations on January 26, 1999.
(2)	Represents initial fixed rent plus aggregate percentage rent paid by HHMLP to our operating partnership pursuant to percentage leases, which payments are calculated by applying the rent provisions in the respective percentage leases to the historical room revenues.
(3)	Represents initial fixed rent paid by a third party lessee to our operating partnership pursuant to percentage leases, which payments are calculated by applying the rent provisions in the respective percentage leases to the historical room revenues.
(4)	Represents basic and diluted earnings per share computed in accordance with FAS No. 128.
(5)	Calculated by dividing total revenue by the number of available rooms for the 13 hotels owned by us for all of the periods shown.
(6)	For the 13 hotels owned by us for all of the periods shown.
(7)	The National Association of Real Estate Investment Trusts (NAREIT) developed Funds from Operations (“FFO”) as a relative non-GAAP financial measure of performance and liquidity of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO, as defined under the definition adopted by NAREIT in April 2002 and as presented by us, is net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring or sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. We further adjust FFO for preferred stock distributions. FFO does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income) and should not be considered an alternative to net income as an indication of our performance or to cash flow as a measure of liquidity or ability to make distributions. We consider FFO a meaningful, additional measure of operating performance because it primarily excludes the effects of the assumption that the value of real estate assets diminishes predictably over time, and because it is widely used by industry analysts as a performance measure. Comparison of our presentation of FFO to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs or the use of other definitions of that term. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds From Operations.”

The following table reconciles FFO to the most directly comparable GAAP measure, net income applicable to common shares:

	Year Ended December 31,				Six Months Ended June 30,
FFO Reconciliation	1999	2000	2001	2002	2002	2003
	(in thousands)
Net income applicable to common shares	$1,338	$847	$834	$1,292	$618	$338
Less: gain on sale of assets	—	—	(598)	(449)	—	—
Add:
Minority interest	1,707	1,908	2,342	3,238	968	1,208
Distributions to preferred unitholders	—	—	—	—	—	264
Depreciation and amortization	2,064	3,892	4,476	4,212	2,076	2,196

Funds from operations	$5,109	$6,647	$7,054	$8,293	$3,662	$4,006

(8)	EBITDA represents income before discontinued operations and minority interest plus interest, taxes, depreciation and amortization. EBITDA is presented because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. However, other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with GAAP. See the Statements of Cash Flow included in our financial statements.

The following table reconciles EBITDA, which is not a measure under GAAP, to net income for the periods ended as indicated.

	Year Ended December 31,				Six Months Ended June 30,
EBITDA Reconciliation	1999	2000	2001	2002	2002	2003
	(in thousands)
Income before discontinued operations and minority interest	$3,045	$2,643	$2,520	$4,040	$1,586	$1,810
Income tax benefit (expense)	—	—	—	—	—	—
Interest and financing expense	1,428	4,142	4,769	4,826	2,477	2,457
Depreciation and amortization	2,064	3,892	4,476	4,212	2,076	2,196

EBITDA	6,537	$10,677	$11,765	$13,078	$6,139	$6,463

Hersha Hospitality Management, L.P.

	Year Ended December 31,				Six Months Ended June 30,
Operating Data	1999(1)	2000	2001	2002	2002	2003
	(in thousands)
Revenues from Hotel Operations
Room Revenue	$21,871	$26,903	$25,560	$24,711	$12,020	$12,165
Restaurant Revenue	2,074	1,875	1,880	2,445	1,269	1,264
Other Revenue	1,354	1,340	1,843	2,782	669	576

Total Revenues from Hotel Operations	25,299	30,118	29,283	29,938	13,958	14,005
Expenses:
Hotel Operating Expenses	9,788	10,739	10,373	10,061	5,052	5,543
Restaurant Operating Expenses	1,822	1,743	1,593	1,971	949	1,121
Advertising and Marketing	1,228	1,754	2,086	2,061	1,072	1,097
Bad Debts	247	17	124	13	—	—
Depreciation and Amortization	102	192	229	250	129	124
General and Administrative	3,873	4,911	4,708	4,745	2,365	2,397
General and Admin.-Related Parties	45	141	126	21	—	—
Lease Expense-HHLP	7,264	9,933	10,396	11,433	5,952	6,491
Lease Expense-Other Related Parties	1,316	798	703	—	—	—

Total Expenses	25,685	30,288	30,338	30,555	15,519	16,773

Loss before Discontinued Operations	(386)	(110)	(1,055)	(617)	(1,561)	(2,768)
Loss from Discontinued Operations	—	(37)	(49)	(54)	—	—

Net Loss	$(386)	$(147)	$(1,104)	$(671)	$(1,561)	$(2,768)

(1)	We commenced operations on January 26, 1999.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

As of September 30, 2003, we owned 21 hotels in the eastern United States. For purposes of the REIT qualification rules, we cannot directly operate any of our hotels. Instead, we must lease our hotels. Fourteen of our hotels are leased to an eligible independent contractor, HHMLP, as required by the REIT qualification rules in effect prior to 2001. Those rules were recently modified, allowing a hotel REIT to lease its hotels to a taxable REIT subsidiary, or TRS, provided that the TRS engages an “eligible independent contractor” to manage the hotels. Accordingly, we have leased six of our hotels to a wholly-owned TRS, which will pay qualifying rent, and the TRS has in turn entered into management contracts with HHMLP with respect to those hotels. We intend to eventually lease all our hotels to a TRS, whether upon the acquisition of new hotels or upon expiration of the leases for the 14 hotels currently leased to HHMLP. We also own one hotel through our joint venture with CNL, and that hotel is leased to a TRS that is wholly owned by that joint venture. The joint venture’s hotel is managed by HHMLP.

As more of our hotels are leased to our TRS, we will participate more directly in the operating performance of our hotels. Rather than receiving base and percentage lease payments from HHMLP, which funded its own hotel operating expenses, our TRS will directly receive all revenue from, and be required to fund all expenses relating to, hotel operations. Our TRS will also be subject to income tax on its earnings.

Our current revenue is derived from lease payments from HHMLP, lease payments from our TRS and distributions to us from our TRS and from our joint venture with CNL. Because the lease payments from HHMLP comprise a significant portion of our revenue, the following discussion also addresses the performance of HHMLP for the periods presented.

Upon completion of this offering and the application of the net proceeds thereof, we expect to have approximately $32.7 million in cash available to fund future hotel acquisitions. Our strategy is to maintain target debt levels of approximately 60% of the total purchase price of our hotels both on an individual and aggregate basis. If and when we are able to identify and close suitable hotel acquisitions, we will own a substantially larger hotel portfolio compared to our existing assets.

All dollar figures in this section are presented in thousands, except for per share amounts.

Results of Operations, Six Months Ended June 30, 2003 Compared to June 30, 2002

Hersha Hospitality Trust

Our revenues for the six months ended June 30, 2003 and 2002, substantially consisted of total lease revenues recognized pursuant to the percentage leases. Total lease revenues during the six month period ended June 30, 2003 were $7,296 an increase of $402 or 5.8%, as compared to total lease revenues of $6,894 for the same period during 2002. The increase in lease revenues is primarily attributable to an increase in fixed lease revenue from HHMLP related to several of the properties acquired in prior periods. The increase in total lease revenue was slightly offset by a decrease in the percentage lease revenues from properties previously leased to Noble Investment Group Ltd (“Noble”), an independent third party management company.

Our company had previously entered into leases with Noble to lease and manage four hotels in the metropolitan Atlanta market. Noble elected not to renew these leases upon expiration of the current terms. The leases for the Hampton Inn Newman, Georgia and Hampton Inn Peachtree City, Georgia expired on April 20, 2003 and the leases for the Comfort Suites Duluth, Georgia and Holiday Inn Express Duluth, Georgia expired on May 20, 2003.

On the respective lease termination dates, we leased the four properties to 44 New England Management Company and engaged HHMLP to operate the hotels under management contracts. Therefore, the consolidated financial statements as of June 30, 2003 include the operating results of these four hotels under the TRS structure. Previously, revenues on the consolidated financial statements were derived primarily from lease payments which were made out of the net operating income of the properties pursuant to the percentage leases. Under the TRS structure, total revenues and related operating expenses from the hotel properties are also being reported under “Hotel Operating Revenues” and “Hotel Operating Expenses” in the consolidated statements of operations.

Net income allocated to common shareholders decreased by $280 for the six months that ended June 30, 2003 to $338, as compared to net income of $618 for the same period during 2002. The decrease in net income is primarily attributable to distributions to holders of our Series A Convertible Preferred Units during the six months ended June 30, 2003.

HHMLP

HHMLP room revenues from the hotels increased by $145 or 1.2%, to $12,165 for the six months that ended June 30, 2003, as compared to $12,020 for the same period in 2002. This increase in revenues is primarily attributable to the continued stabilization of new assets during the period. The increase in room revenues was also reflective of the higher occupancy percentage, average daily rate, or ADR, and increases in RevPAR for the period. HHMLP increased its net loss by $1,207 to $2,768 from $1,561 in the same period in 2002. This increase is primarily due to additional hotel operating expenses and additional fixed lease payments during the period in addition to the significant start-up expenses absorbed by HHMLP related to newly-built properties that have either commenced operations or are currently in the development state. The primary components of hotel operating expenses that contributed to the increased net loss included additional employee payroll and benefits costs, franchise fees and utilities expenses. During the construction and stabilization of newly built hotel properties, HHMLP incurs significant hotel operating expenses prior to achieving stabilized operating revenues.

HHMLP maintains the ability to borrow funds from related entities, partners and shareholders. Its borrowing costs range from 8.5% on short-term loans to 10.5% on longer term loans.

The following table shows certain hotel operating information for the periods indicated.

	Six Months Ended June 30,
	2002	2003
Occupancy Rate	59.1%	60.4%
ADR	$74.75	$78.54
RevPar	$44.21	$47.47
Room Revenue	$12,019,948	$12,165,215
Room nights available	271,870	256,296
Room nights occupied	160,807	154,895

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

Hersha Hospitality Trust

Our total revenues for the year ended December 31, 2002 consisted substantially of percentage lease revenue recognized pursuant to percentage leases with HHMLP and Noble. Our revenue was approximately $14,448, an increase of 15.2% compared to revenue of $12,545 for the year ended December 31, 2001. Net income for the period was approximately $1,292, an increase of 54.9% compared to 2001 net income of approximately $834. The increase in revenue is primarily attributable to additional percentage lease revenues at several of our existing properties along with a full twelve months of operations at the Mainstay Suites and Sleep

Inn, King of Prussia, Pennsylvania that was acquired on June 1, 2001 and the Holiday Inn Express, Long Island City, New York that was acquired on November 1, 2001.

Net income increased from the prior year due to an increase in percentage lease revenues, as highlighted above, along with a decrease in interest expense from our floating rate debt and a gain of approximately $449 on the sale of the Clarion Suites, Philadelphia, Pennsylvania.

HHMLP

HHMLP’s revenues increased by approximately $655 for the year ended December 31, 2002, or 2.2%, to approximately $29,938 as compared to $29,283 for the year ended 2001. The increase in revenues was due to additional food and beverage revenues at the Holiday Inn Conference Center, New Cumberland and the increase in third party management fees. HHMLP’s revenues were slightly offset by a reduction in total room revenues. HHMLP’s net loss for the year ended December 31, 2002 decreased to approximately $671 from $1,104 in 2001. The decrease in HHMLP’s net loss was primarily a result of increased total revenues in addition to lower operating expenses and related party rent payments. This net loss is primarily due to the significant start-up expenses absorbed by HHMLP related to newly-built properties that have either commenced operations or are currently in the development stage. The primary components of hotel operating expenses are employee payroll and benefits costs, advertising, franchise fees, utilities and recurring maintenance expenses. During the construction and stabilization of newly built hotel properties, HHMLP incurs significant hotel operating expenses prior to achieving stabilized operating revenues.

Comparison of Year Ended December 31, 2001 to Year Ended December 31, 2000

During 2002, we and HHMLP adopted the provisions of FASB No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The previously reported 2001 and 2000 results of operations have been reclassified to reflect the provisions of FASB No. 144.

Hersha Hospitality Trust

Our total revenues for the twelve-month period ended December 31, 2001 consisted substantially of percentage lease revenue recognized pursuant to percentage leases with HHMLP and Noble. Our revenue was approximately $12,545 an increase of 7.9% compared to revenue of $11,624 for the year ended December 31, 2000. Net income for the period was approximately $834 a decrease of 1.5% compared to 2000 net income of approximately $847. The increase in total lease revenue is primarily attributable to the full year of operations in 2001 from several properties acquired during 2000 along with three additional acquisitions completed during 2001. Total lease revenues were slightly offset by the disposition of six hotels during 2001 and lower percentage lease revenues from several of the hotels owned during 2001.

Net income decreased from the prior year due to an increase in interest expense, property taxes, insurance and depreciation and amortization as a result of the acquisitions during 2000 and 2001, as mentioned above.

HHMLP

HHMLP’s revenues decreased by $835 for the year ended December 31, 2001, or 2.8%, to approximately $29,283 as compared to $30,118 for the year ended 2000. The decrease in revenues was due to the sale of six properties during 2001 along with lower occupancies and average daily rates at several hotels. HHMLP’s net loss for the year ended December 31, 2001 increased to approximately $1,104 from $147 in 2000. The increase in HHMLP’s net loss was a result of lower revenues mentioned above and consequently lower gross operating profits at several of our leased hotels. In addition HHMLP incurred losses due to the start up expenses incurred, such as sales and marketing, at several of the newly-built properties that commenced operations in 2001. Corporate office overhead expenses were also higher in 2001 as HHMLP added personnel and office space in its continuing efforts to ramp up its infrastructure.

Liquidity and Capital Resources

Our principal source of cash to meet our cash requirements, including distributions to shareholders, is our share of our operating partnership’s cash flow. Our operating partnership’s principal source of revenue is rent payments under the percentage leases with HHMLP, lease payments from our TRS, and distributions from our TRS and our joint venture with CNL. The lessees’ obligations under the leases are unsecured. The lessees’ ability to make rent payments, and our liquidity, including our ability to make distributions to common shareholders, is dependent on the lessees’ ability to generate sufficient cash flow from the operation of the hotels. Cash flow from the operations of the hotels is subject to risk factors common to the hotel industry, including, but not limited to competition for guest from other hotels, local and national economic trends, seasonality and reaction to geopolitical events. In addition to these sources of cash, we expect to receive $67.1 million in net proceeds from this offering, approximately $32.7 million of which has not been allocated for use.

We expect to meet our short-term liquidity requirements generally through net cash provided by operations, existing cash balances and, if necessary, short-term borrowings under a secured line of credit. We believe that our net cash provided by operations will be adequate to fund both operating requirements and payment of dividends by us in accordance with REIT requirements.

We expect to meet our long-term liquidity requirements, such as scheduled debt maturities and property acquisitions, primarily with the unallocated net proceeds from this offering and through long-term secured and unsecured borrowings. In addition, we may issue additional limited partnership units in our operating partnership in connection with acquisitions of hotel properties.

We intend to make additional investments in hotel properties and will likely incur, or cause our operating partnership to incur, indebtedness in connection with such investments, or to meet distribution requirements imposed on a REIT under the Internal Revenue Code to the extent that working capital and cash flow from our investments are insufficient to make such distributions. Our strategy is to maintain target debt levels of approximately 60% of the total purchase price of our hotels both on an individual and aggregate basis, and our Board of Trustees’ policy is to limit indebtedness to no more than 67% of the total purchase price of all our hotels on an aggregate basis. Our organizational documents do not limit the amount of indebtedness that we may incur and our Board of Trustees may modify the debt policy at any time without shareholder approval.

Funds From Operations (FFO)

The National Association of Real Estate Investment Trusts (NAREIT) developed Funds from Operations (“FFO”) as a relative non-GAAP financial measure of performance and liquidity of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO, as defined under the definition adopted by NAREIT in April 2002 and as presented by us, is net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring or sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. We further adjust FFO for preferred stock distributions. FFO does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income) and should not be considered an alternative to net income as an indication of our performance or to cash flow as a measure of liquidity or ability to make distributions. We consider FFO a meaningful, additional measure of operating performance because it primarily excludes the effects of the assumption that the value of real estate assets diminishes predictably over time, and because it is widely used by industry analysts as a performance measure. Comparison of our presentation of FFO to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs or the use of other definitions of that term.

The following table reconciles FFO for the periods presented to the most directly comparable GAAP measure, net income, for the same periods.

	Year Ended December 31,				Six Months Ended June 30
FFO reconciliation	1999	2000	2001	2002	2002	2003
	(dollars in thousands)
Net income applicable to common shares	$1,338	$847	$834	$1,292	$618	$338
Less: Gain on Sale of Assets	—	—	(598)	(449)	—	—
Add:
Minority interest	1,707	1,908	2,342	3,238	968	1,208
Distributions to Preferred Unitholders	—	—	—	—	—	264
Depreciation and amortization	2,064	3,892	4,476	4,212	2,076	2,196

Funds From Operations	$5,109	$6,647	$7,054	$8,293	$3,662	$4,006

Funds from Operations were $4,006 for the six months ended June 30, 2003, which was an increase of approximately $344 or 9.4% over FFO in the comparable period in 2002, which was $3,662. The increase in FFO for the six months ended June 30, 2003 was primarily a result of increased percentage lease revenues from HHMLP, increased interest revenue from development line funding and lower borrowing costs during the quarter. FFO was partially offset due to the recognition of hotel operating expenses in excess of income from hotel operations. These income and expense items were recognized during the quarter due to the TRS structure implemented to lease the hotels previously leased to Noble.

Funds from Operations were $8,293 for the year ended December 31, 2002, which was an increase of approximately $1,239 or 17.6% over FFO in the comparable period in 2001, which was $7,054. The increase in FFO during the year ended December 31, 2002 was primarily a result of higher percentage lease revenues at several of the Company’s properties in addition to lower overall borrowing costs on the Company’s floating rate debt.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, all estimates are evaluated by us, including those related to carrying value of investments in hotel properties. All estimates are based upon historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition.    Percentage lease income is recognized when earned from the lessees under the agreements from the date of acquisition of each hotel property. Lease income is recognized under fixed rent agreements ratably over the lease term. All leases between us and the lessees are operating leases.

Allowance for Doubtful Accounts.    We have not recorded an allowance for doubtful accounts. Substantially all of our receivables at December 31, 2002 and 2001 were comprised of rent due from our lessees under the percentage leases (“rent”), which were fully paid in January 2003 and 2002, respectively. Historically, we have not experienced any losses on our lessees’ receivables. However, the lessees rely primarily on cash flow from their operation of the hotels to pay rent, and collection of future receivables from the lessees, therefore, cannot be assured.

Impairment of Long-Lived Assets.    We review the carrying value of each hotel property in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 to determine if circumstances exist indicating an impairment in the carrying value of the investment in the hotel property or if depreciation periods should be modified. Long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. We perform undiscounted cash flow analyses to determine if an impairment exists. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Hotel properties held for sale are presented at the lower of carrying amount or fair value less cost to sell.

We would record an impairment charge if we believe an investment in hotel property has been impaired such that future undiscounted cash flows would not recover the book basis of the investment in the hotel property. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment’s carrying value, thereby possibly requiring an impairment charge in the future. We have reviewed each of our hotel properties at June 30, 2003 for impairment and, based on our estimate of each hotel’s future undiscounted cash flows, determined that no impairment existed at any of our hotels.

REIT Qualification Tests

We are subject to numerous operational and organizational requirements to maintain our REIT status. Based on tests performed by management for the years ended December 31, 2002, 2001, 2000 and 1999, we believe that we satisfied the requirements needed to maintain our REIT status. However, we are subject to audit and if the Internal Revenue Service determined that we failed one or more of these tests, we could lose our REIT status. If we did not qualify as a REIT, our income would become subject to federal and state income taxes, which would be substantial, and the resulting adverse effects on our results of operations, liquidity and amounts distributable to shareholders would be material.

Inflation

Operators of hotels in general possess the ability to adjust room rates quickly. However, competitive pressures may limit the lessee’s ability to raise room rates in the face of inflation, and annual increases in average daily rates have failed to keep pace with inflation.

Seasonality

Our hotels’ operations historically have been seasonal in nature, reflecting higher occupancy rates during the second and third quarters. This seasonality can be expected to cause fluctuations in our quarterly lease revenue to the extent that we receive percentage rent.

The hotel business is seasonal, with hotel revenue generally greater in the second and third quarters than in the first and fourth quarters. To the extent that cash flow from operating activities is insufficient to provide all of the estimated quarterly distributions, we anticipate that we will be able to fund any such deficit from future working capital.

Subsequent Events

Effective June 30, 2003, HHMLP formed HHM Leasehold Interests, Inc., or HLI, and contributed to it the leases for the 14 hotels leased from us by HHMLP. HLI is owned 99% by HHMLP and 1% by us. At the same time, HHMLP entered into a management agreement with HLI pursuant to which HHMLP will manage the hotels. HLI is treated as our “taxable REIT subsidiary.” The formation of HLI and the related transactions were part of our obligations to CNL in connection with their investment in us and will not have a material effect on us.

The quarterly dividend pertaining to the Class A common shares and operating partnership unitholders distributions for the second quarter of 2003 was paid on July 18, 2003 at the rate of $0.18 per share, which represents an annualized rate of $0.72 per annum.

On July 18, 2003, CNL was paid a distribution of $264,000 related to its purchase of $10 million of Series A Convertible Preferred Units on April 21, 2003 and $5 million of Series A Convertible Preferred Units on May 21, 2003. This quarterly distribution is calculated utilizing a quarterly distribution of 2.625% (10.5% annually) of the original issue price per Series A Convertible Preferred Unit based upon the pro rata number of days that the Series A Convertible Preferred Units were outstanding during the quarter ended June 30, 2003.

On September 4, 2003, our Board of Trustees declared a quarterly cash dividend of $0.18 per Class A common share, relating to the third quarter ending September 30, 2003. This dividend reflects dividend distributions of $0.72 per share on an annualized basis. This dividend is payable on October 23, 2003 to shareholders of record on September 26, 2003. This will be the 18th consecutive common share dividend of $0.18 per quarter paid by the company since its initial public offering in January 1999.

Recently Issued Accounting Standards

The Financial Accounting Standards Board (“FASB”) has issued Statement of Financial Accounting Standards (“SFAS”) No. 146, “Accounting for Exit or Disposal Activities.” SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (“EITF”) of the FASB has set forth in EITF Issue No 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The scope of SFAS No. 146 also included (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred compensation contract. SFAS No. 146 will be effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 had no impact on our results of operations or financial position for 2003.

The FASB has issued SFAS No. 147, “Acquisitions of Certain Financial Institutions,” which is effective for certain transactions arising on or after October 1, 2002. SFAS No. 147 will have no impact on our company.

The FASB has issued SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have adopted the disclosure requirements of SFAS No. 148. We currently account for stock-based employee compensation in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, the alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation mandated by SFAS No. 148 are not applicable to us at this time.

The FASB has issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which is effective for certain transactions arising on or after June 30, 2003. SFAS No. 149 will have no impact on our Company.

The FASB has issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which is effective for interim financial periods beginning after June 15, 2003. The Company is currently assessing the potential impact of implementing SFAS No. 150.

FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34,” was issued in November 2002. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. We have made the disclosures required by FIN 45.

FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51,” was issued in January 2003. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We will continue to monitor and evaluate the impact of FIN 46 on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is to changes in interest rates on our variable rate line of credit and other floating rate debt. At June 30, 2003, we had total outstanding indebtedness under the line of credit of approximately $4,431 at an interest rate of 4.00% and total floating rate mortgages payable of $18,106 at a current weighted average interest rate of 4.89%.

Our interest rate risk objectives are to limit the impact of interest rate fluctuations on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we manage our exposure to fluctuations in market interest rates for a portion of our borrowings through the use of fixed rate debt instruments to the extent that reasonably favorable rates are obtainable with such arrangements. We may enter into derivative financial instruments such as interest rate swaps or caps and treasury options or locks to mitigate our interest rate risk on a related financial instrument or to effectively lock the interest rate on a portion of our variable rate debt. Currently, we have no derivative financial instruments. We do not enter into derivative or interest rate transactions for speculative purposes.

Approximately 68.4% of our outstanding mortgages payable are subject to fixed interest rates while approximately 31.6% of our outstanding mortgages payable are subject to floating rates. We regularly review interest rate exposure on our outstanding borrowings in an effort to minimize the risk of interest rate fluctuations. We periodically review the interest rate environment and seek to proactively manage our fixed and floating rate debt levels in order to minimize financing costs and provide the greatest operating flexibility to manage our portfolio.

For debt obligations outstanding at June 30, 2003, the following table presents principal repayments and related weighted average interest rates by expected maturity dates (in thousands):

	2003	2004	2005	2006	2007	Thereafter
Fixed Rate Debt	$409	$895	$977	$1,068	$1,167	$34,745
Average Interest Rate	8.90%	8.90%	8.90%	8.90%	8.90%	8.90%
Floating Rate Debt	$233	$492	$524	$560	$597	$15,700
Average Interest Rate	4.41%	4.96%	4.96%	4.96%	4.96%	4.19%

The table incorporates only those exposures that existed as of June 30, 2003 and does not consider exposure or positions that could arise after that date. As a result, our ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the future period, prevailing interest rates, and our hedging strategies at that time.

BUSINESS AND PROPERTIES

Our Company

Hersha Hospitality Trust is a self-advised Maryland real estate investment trust that was organized in 1998 and completed its initial public offering in January of 1999. We focus primarily on owning and operating high quality, mid-scale limited service hotels in established markets in the Eastern United States. Our primary strategy is to continue to acquire high quality, mid-scale hotels in metropolitan markets with high barriers to entry in the Northeastern United States. Our portfolio currently consists of 21 hotels with a total of 2,018 rooms located in Pennsylvania, New York, Maryland and Georgia, which operate under leading brands, such as Hampton Inn®, Hilton Garden Inn®, Holiday Inn®, Holiday Inn Express®, DoubleTree®, and Comfort Suites®.

We are structured as an umbrella partnership REIT, or UPREIT, and we own our hotels through our operating partnership, Hersha Hospitality Limited Partnership, for which we serve as general partner. All of our hotels are managed by Hersha Hospitality Management, L.P., or HHMLP, a private management company owned by certain of our trustees, officers and other third party investors. In response to tax law changes, we recently formed a wholly-owned taxable REIT subsidiary, or TRS, to which we currently lease six hotels and to which we intend to lease all of our hotels, including hotels we may acquire in the future and hotels currently leased to HHMLP as those leases expire. We believe that transitioning to this TRS structure positions us to participate more directly in the operating efficiencies and revenue gains at our hotels.

In April of 2003, we entered into a strategic alliance with CNL Hospitality Partners, L.P., a subsidiary of CNL Hospitality Properties, Inc. CNL is a public company which has been one of the most active investors in lodging properties over the past several years. Since its inception in 1996, CNL has invested over $2.2 billion in hotel properties. The strategic alliance positions us as one of CNL’s preferred partners for investing in mid-scale hotels. Our agreement with CNL provides that it will invest up to $25 million in our operating partnership and up to $40 million in a newly formed hotel acquisition joint venture. CNL has currently invested $19 million in our operating partnership and $8 million in the joint venture, which acquired its first hotel, the Hampton Inn Chelsea, New York, New York, on August 29, 2003.

Market Opportunity

We believe that it is an opportune time in the business cycle to acquire mid-scale hotels. Industry forecasts and historical data lead us to believe that we are at the bottom of the economic and lodging cycle. The Federal Reserve’s August 22, 2003 Beige Book predicts 5.7% and 5.6% nominal GDP growth in the fourth quarter of 2003 and full year 2004, respectively. In addition, as of June 2003, the Americas Hospitality & Leisure Consulting Practice at PricewaterhouseCoopers, L.L.P. predicts 4.0% and 4.2% annual growth in revenue per available room, or RevPAR, for the mid-scale limited service segment in 2004 and 2005, respectively. Accordingly, we believe that investments in hotels at this point in the cycle will benefit from the improving fundamentals in the lodging sector.

Furthermore, we believe that we will have ample acquisition opportunities in the mid-scale limited service hotel market. First, we believe that many small private owners are competitively disadvantaged by their limited access to market information and capital, and may therefore explore asset dispositions as a means to address their illiquidity. In addition, we believe that larger hotel portfolios will be available for sale as public lodging companies seek to sell non-core assets and improve their overall liquidity. We also believe that improving lodging fundamentals will help facilitate agreement between buyers and sellers on hotel valuations, resulting in an increased volume of sales transactions.

As a result of our competitive strengths, described below, we believe that we are well positioned to take advantage of opportunities created by these market characteristics.

Competitive Strengths

Our Existing Portfolio

•	High Quality Hotels. We own and operate high quality hotels operating under popular mid-scale brands such as Hampton Inn®, Hilton Garden Inn®, Holiday Inn®, Holiday Inn Express®, Double Tree® and Comfort Suites®. Since we acquire primarily newly constructed hotels, the median age of our hotels is only five years. In addition, we invest substantially to maintain the quality and appeal of our portfolio. We reserve approximately 4% or more of the gross revenues of each hotel for maintenance capital expenditures, and in order to strengthen the appeal of our hotels, we have actually invested approximately 5.4%, 6.3%, and 2.9% of revenue in maintenance capital expenditures in 2002, 2001 and 2000.

•	Proven Operator. Based on Smith Travel Research, our hotels have outperformed those of our competitors, as evidenced by our weighted average RevPAR indexed against comparable hotels in our markets of 108.6% for the twelve months ended June 30, 2003. We and our affiliated management company have been successful in reducing operating expenses and realizing the benefits of shared marketing efforts by clustering our hotels in geographic areas, such as metropolitan New York, Philadelphia, Pennsylvania, Atlanta, Georgia and Central Pennsylvania. Our hotel net operating margin for our mid-scale limited service hotels managed by our affiliated management company for all of 2002 was 38.6% in 2002 compared to the industry average for mid-scale limited service hotels of 33.0% as reported by Smith Travel Research. In addition, we are positioning ourselves to participate more directly in the operating efficiencies and revenue gains at our hotels through our transition to a TRS structure.

•	Stable Performance. We operate in the mid-scale, limited service segment of the lodging industry, which we believe is less vulnerable to demand swings and offers more consistent operating performance. According to PricewaterhouseCoopers, L.L.P., in 2002, lodging industry RevPAR declined 2.4% while mid-scale without food and beverage RevPAR declined only 0.8%. In addition, we believe the quality of our management and our focus on higher barrier to entry markets further insulate our performance from economic downturns. Accordingly, our same hotel RevPAR increased 3.3% in 2002 for our 16 hotels that were open for all of 2001 and 2002.

Growth Platform

•	Acquisition Experience. We acquire high quality mid-scale limited service hotels in the Northeastern United States clustered in targeted metropolitan markets with high barriers to entry. We believe that this market segment has attractive fundamental investment characteristics and that our familiarity with our target markets has enabled, and will continue to enable, us to effectively identify opportunities and close acquisitions in those markets. The portfolio we owned for all of 2002 yielded a 10.3% unleveraged return based on 2002 net operating income after reserves for furniture, fixtures and equipment, or FF&E, divided by historical purchase price.

•	Strategic Relationship with CNL. We have entered into a strategic relationship with CNL, a leading lodging investor which has acquired over $2.2 billion in hotel investments since its inception in 1996. We expect our acquisition program to benefit from access to CNL’s established network of owners, developers, brokers and other contacts. We also have additional access to capital through CNL, which enhances our ability to take advantage of acquisition opportunities. Under the terms of our relationship, CNL has committed up to $65 million of capital, which includes unfunded amounts of up to $6 million to our operating partnership and up to $32 million to our hotel acquisition joint venture with CNL.

•	Active Portfolio Management. We continuously evaluate and adjust our hotel portfolio to achieve our investment criteria for size, brand affiliation and strategic fit. We monitor the cash flow potential for each hotel and its ability to remain accretive to our portfolio. Our decision to sell an asset is often predicated upon market dynamics, asset potential and long term strategic goals. Since our initial public offering in 1999, we have sold eight hotels and redeployed that capital to purchase additional hotels consistent with our long-term growth strategy.

Experienced Leadership

•	Management and Board. Our management team has an average of 11 years of industry experience and has worked together building our company since 1999. Our CEO, Hasu Shah, purchased his first hotel in 1984 and together with our management team assembled the assets which comprise our portfolio today. In addition, five of our seven trustees are independent and have significant industry experience. Our independent trustees include Michael Leven, former President of Holiday Inn Worldwide and Days Inn, Don Landry, former CEO of Sunburst Hospitality, and John Sabin, former CFO and Treasurer of Vistana and Vice President Finance of Choice Hotels.

•	Substantial Economic Interest. Our management has a substantial economic interest in our company. Upon completion of this offering and the application of the net offering proceeds, our officers and trustees will own limited partnership units in our operating partnership representing approximately 17.3% of our common shares on a fully-diluted basis.

Consistent Dividends

•	Since our initial public offering in January of 1999, we have made 17 consecutive quarterly distributions to holders of the Class A common shares of $0.18 per share, which annualizes to $0.72 per share. We have also paid an equivalent distribution to holders of common limited partnership units in our operating partnership for the same periods. While it is the current policy of our Board of Trustees to maintain our dividend at this level, future distributions will be authorized by our Board of Trustees based upon a number of factors, including the amount of funds from operations and such other factors as the trustees deem relevant. Our ability to make distributions will depend on our receipt of distributions from our operating partnership and lease payments from our lessees with respect to our hotels.

Business Strategy

Increase Same Hotel Growth

Our operating strategy focuses on increasing same hotel performance for our portfolio. The key elements of this strategy are:

•	increasing occupancy levels and RevPAR through active property-level management by HHMLP, including (i) intensive marketing efforts to tour groups, corporate and government extended stay customers and other wholesale customers, and (ii) expanded yield management programs, which are calculated to better match rates to periods of high demand; and

•	positioning our hotels to capitalize on increased demand in the mid-scale lodging segment due to the expected economic recovery by managing costs and thereby maximizing earnings.

Acquisition Platform

Our primary strategy is to continue to acquire high-quality, mid-scale hotels in metropolitan markets with high barriers to entry in the Northeastern United States. We believe that current market conditions are creating opportunities to acquire hotels at attractive prices. In executing our disciplined acquisition program, we intend to acquire hotels that meet the following additional criteria:

•	nationally-franchised hotels operating under popular brands, such as Hampton Inn®, Hilton Garden Inn®, Embassy Suites®, Marriott Courtyard®, Residence Inn® and Holiday Inn Express® hotels;

•	hotels in locations with significant barriers to entry, such as high development costs, limited availability of land and lengthy entitlement processes; and

•	hotels in our target markets where we can create clusters and realize economies of scale.

In addition to the three recent acquisitions described below, in the ordinary course of our business, we are actively considering hotel acquisition opportunities. We are currently reviewing hotel acquisition opportunities located in our target markets with an aggregate purchase price in excess of $200 million, including hotels being developed by entities controlled by some of our officers and trustees, which hotels we have an option to acquire. However, each of these acquisitions is subject to due diligence, financing and negotiation of the purchase price and other key terms. There can be no assurance that we will be able to consummate any of these acquisition opportunities.

Prudent Use of Leverage

The relative stability of the mid-scale segment of the lodging industry allows us to increase returns to our shareholders through the prudent application of leverage. Our strategy is to maintain target debt levels of approximately 60% of the total purchase price of our hotels both on an individual and aggregate basis, and our Board of Trustees’ policy is to limit indebtedness to no more than 67% of the total purchase price of all our hotels on an aggregate basis. We may employ a higher amount of leverage at a specific hotel to achieve a desired return when warranted by that hotel’s historical operating performance and may use modestly greater leverage across our portfolio if and when warranted by prevailing market conditions.

Tax Status and Structure

We are taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. REITs are subject to a number of organizational and operational requirements, including a requirement that they currently distribute at least 90% of their taxable income (excluding net capital gains). See “Federal Income Tax Consequences of Our Status as REIT.”

In order to comply with the REIT qualification rules, we cannot directly operate any of our hotels. Instead, we must lease our hotels. Fourteen of our hotels are leased to an independent management company, HHMLP, as required by the REIT qualification rules in effect prior to 2001. The REIT qualification rules were recently modified, allowing a hotel REIT to lease its hotels to a taxable REIT subsidiary, or TRS, provided that the TRS engages an eligible independent contractor to manage the hotels. Accordingly, we have leased six of our hotels to a wholly-owned TRS, which will pay qualifying rent to us, and the TRS has in turn entered into management contracts with HHMLP with respect to those hotels. In addition, the hotel owned by our joint venture with CNL is leased to a TRS that is wholly owned by the joint venture. We intend to eventually lease all our hotels to a TRS, whether upon acquisition of new hotels or upon expiration of the leases for the 14 hotels currently leased to HHMLP. HHMLP has agreed not to exercise its option to extend the current lease term with respect to any of the 14 hotels it currently leases, all of which expire prior to October 2007.

The following chart shows the structure of our company as of August 31, 2003 on a pro forma basis to give effect to our three recent acquisitions, this offering and the application of the net proceeds as described under “Use of Proceeds.”

1.	We currently have two classes of common shares, Class A shares and Class B shares. Class A common shares are held by our public shareholders and Class B shares may be issued to holders of common limited partnership units of our operating partnership. The Class A shares are entitled to certain priorities with respect to distributions; however, as of January 26, 2004 these priorities will expire and we will only have one class of common shares. Upon consummation of this offering our public shareholders will own 11,078,703 Class A common shares. There are no Class B common shares outstanding.
2.	CNL owns 190,266 Series A Convertible Preferred Units in our operating partnership, which are currently exchangeable for 2,816,460 common limited partnership units of our operating partnership or 2,816,460 Class A common shares.
3.	Represents the general partner interest in our operating partnership.
4.	Upon completion of this offering and the application of the net proceeds therefrom, our officers and trustees will own in the aggregate 3,068,549 common limited partnership units of our operating partnership, which are redeemable for an equal number of Class B common shares. K.D. Patel, one of our trustees, subject to the closing of this offering, has committed to exercise his redemption rights with respect to 362,197 common limited partnership units, the redemption price of which will be funded from the net proceeds of this offering.
5.	Upon completion of this offering and the application of the net proceeds therefrom, third party investors in our operating partnership will own 731,174 common limited partnership units, which are redeemable for an equal number of Class B common shares.
6.	CNL’s interest in our joint venture is exchangeable for 1,192,141 common limited partnership units in our operating partnership or the same number of Class A common shares.
7.	The lessee is HHM Leasehold Interests, Inc., a TRS in which HHMLP owns a 99% equity interest and our operating partnership owns a 1% equity interest.

Description of Our Hotels

Set forth below is tabular information regarding our hotels as of and for the twelve months ended June 30, 2003. Since June 30, 2003, we have acquired the Hampton Inn, Linden, New Jersey and Hilton Garden Inn, Edison, New Jersey, and an interest in the Chelsea Hampton Inn in New York City. Each of our hotels is owned by subsidiary of our operating partnership, except for the Chelsea Hampton Inn, which is owned by our joint venture with CNL, and each hotel is either leased and managed by HHMLP or leased to a TRS and managed by HHMLP. A summary description of each hotel follows.

	Twelve Months Ended June 30, 2003
Hotels	Year Opened	Number of Rooms	Room Revenue	Other Revenue(1)	Occupancy	Average Daily Rate	RevPAR(2)	Non-TRS Lease Expiration(3)
Metropolitan New York
Doubletree—Jamaica, NY	2002	110	$2,895,846	$476,295	71.1%	$101.47	$72.13	10/01/07
Holiday Inn Express—Long Island City, NY	2001	79	$1,952,664	$34,147	71.9%	$94.21	$67.72	11/01/06

Philadelphia
Mainstay Suites—King of Prussia, PA	2000	69	$1,221,617	$93,792	59.0%	$82.24	$48.51	06/01/06
Sleep Inn—King of Prussia, PA	2000	87	$1,111,120	$21,768	57.4%	$67.10	$38.53	01/26/04

Harrisburg/Hershey
Comfort Inn—Harrisburg, PA	1998	81	$1,509,689	$37,076	67.6%	$77.46	$52.36	01/26/04
Holiday Inn Express & Suites—Harrisburg, PA	1997	77	$1,546,552	$17,589	67.5%	$81.55	$55.03	09/01/04
Hampton Inn—Hershey, PA	1999	110	$2,755,054	$59,342	55.1%	$124.44	$68.62	12/31/05
Holiday Inn—Harrisburg, PA	1970	196	$3,056,789	$2,297,847	57.8%	$73.59	$42.51	01/26/04
Holiday Inn Express—Hershey, PA	1997	85	$2,007,905	$26,994	60.7%	$106.65	$64.72	01/26/04
Hampton Inn—Carlisle, PA	1997	95	$2,022,082	$23,564	67.8%	$84.25	$57.11	01/26/04

Central Pennsylvania
Hampton Inn—Selinsgrove, PA	1996	75	$1,799,220	$27,349	73.6%	$90.54	$66.61	01/26/04
Hampton Inn—Danville, PA	1998	72	$1,488,351	$21,015	72.7%	$77.94	$56.63	09/01/04
Holiday Inn Express—New Columbia, PA	1997	81	$1,427,049	$16,863	61.8%	$79.10	$48.87	01/26/04

Metropolitan Atlanta
Comfort Suites—Duluth, GA	1996	85	$1,127,341	$31,097	60.6%	$59.95	$36.34	(4)
Hampton Inn—Peachtree City, GA	1994	61	$1,111,918	$29,496	73.4%	$68.00	$49.94	(4)
Hampton Inn—Newnan, GA	1996	91	$1,366,229	$25,625	65.5%	$62.82	$41.13	(4)
Holiday Inn Express—Duluth, GA	1996	68	$1,031,186	$22,501	61.4%	$67.68	$41.55	(4)

Mainstay Suites—Frederick, MD	2000	72	$1,044,116	$31,082	62.8%	$63.26	$39.73	12/31/06

Total		1,594	$30,474,728	$3,293,442

Weighted Average					61.3%	$79.19	$50.82

(1)	Represents restaurant revenue, telephone revenue and other revenue.
(2)	RevPAR is determined by dividing room revenue by available rooms for the applicable period.
(3)	HHMLP has waived all of its rights to extend the terms of its 14 leases. We intend to re-lease these hotels to our wholly-owned TRS upon expiration.
(4)	Leased to our wholly-owned TRS.

Comfort Inn

Harrisburg, Pennsylvania

Description.    The Comfort Inn, Harrisburg, Pennsylvania is located 8 miles north of Hershey, Pennsylvania at 7744 Linglestown Road off exit 27 of Interstate 81. The hotel opened in May 1998. It is an 81-room limited service hotel. Amenities include an indoor pool, hot tub, fitness center, meeting facilities, complimentary continental breakfast and 24-hour coffee. All rooms have one king bed or two queen beds and some Jacuzzi suites are available.

Guest Profile and Local Competition.    Approximately 25% of the hotel’s business is related to commercial activity from local businesses. The hotel’s group business, which accounts for approximately 5% of its business, is generated from area institutions, local weddings and local social and sporting events. The remainder of the hotel’s business consists of transient and recreational travelers generated by its proximity to Hershey, Pennsylvania. We consider our primary competition to be the Comfort Suites and Holiday Inn in Grantville, Pennsylvania.

Comfort Suites

Duluth, Georgia

Description.    The Comfort Suites, Gwinnett Place Mall is located just off Pleasant Hill Road and Interstate 85 at exit 40. Opened in June 1996, this 85-suite hotel features large spacious guest suites each equipped with a king size bed or two double beds. Amenities include a fitness center, Jacuzzi within a large sunroom, indoor pool and meeting facilities with a 60-person capacity.

Guest Profile and Local Competition.    Numerous local business parks in Duluth, Norcross and Lawrenceville play a vital role in the hotel’s success. Companies such as Scientific Atlanta, Primerica Financial Services, NCR, Motorola, Hitachi, and Lucent Technologies all have major offices in the area and use this hotel frequently for room nights and meeting space. The leisure market is fueled by the Gwinnett Place Mall and many local events. We consider the hotel’s primary competitors to be the Holiday Inn Express, the Hampton Inn & Suites, the Courtyard Gwinnett Mall and the Fairfield Inn.

Doubletree

JFK International Airport, Jamaica, New York

Description.    The Doubletree Club, JFK Airport, Jamaica, New York is located 16 miles from Manhattan, and is adjacent to the JFK International Airport. Opened in January 2002, this 110-room hotel features high-speed internet access in all rooms, a 24-hour business center with printers and computers, a fitness room and a full service restaurant.

Guest Profile and Local Competition.    Located near JFK Airport and close to Manhattan, this hotel’s main source of room nights is business travelers and transient leisure travelers utilizing the JFK Airport. The main competitors in the area are the Ramada Plaza JFK, Hampton Inn, Courtyard by Marriott and the Radisson Hotel JFK Airport.

Hampton Inns

Peachtree, Georgia

Description.    This Hampton Inn is located in the Atlanta community of Peachtree City. This 61-room, limited service hotel opened in 1994. A poured concrete structure, this two-story building features the traditional Hampton Inn architecture with metal rooflines and an ample porte-cochere. This hotel features an outdoor pool and has a well equipped fitness facility. The hotel has a meeting room that can accommodate 25 persons.

Guest Profile and Local Competition.    Peachtree City is home to over ten Fortune 500 companies and boasts a two million square foot industrial park. Several major Japanese companies, including Panasonic, Hoshizaki, TDK and Shinsei, are located in Peachtree City. The hotel’s primary competitors are the Holiday Inn, Sleep Inn, and Days Inn located in Peachtree City.

Newnan, Georgia

Description.    The Hampton Inn, Newnan is located in one of Atlanta’s fastest growing counties. This 91-room hotel sits adjacent to Interstate I-85 and features traditional Hampton Inn architecture with three floors on poured concrete. This hotel features an outdoor pool, fitness centers, and full-service meeting room.

Guest Profile and Local Competition.    The primary demand generators for the Hampton Inn, Newnan include several major corporations located in the industrial park, which include Yokogawa, Johnson-Yokogawa, Yamaha, Kawasaki, Ryder, Ritchie Brothers, and Southern States Vehicle Auctions. The industrial park is slated for expansion and Coweta County’s population has grown by over 40% since 1991. Leisure demand is generated by weddings, festivals, local racetracks and a tourist base. The main competition for this hotel includes the Jameson Inn, Springhill Suites, Comfort Inn, Best Western and Holiday Inn Express.

Selinsgrove, Pennsylvania

Description.    The Hampton Inn, Selinsgrove, Pennsylvania is located on Pennsylvania Routes 11 and 15. The hotel, which opened in September 1996, is a 75-room, three story, limited service hotel. Amenities include an indoor pool, hot tub, fitness center, meeting facilities, complimentary continental breakfast and 24-hour coffee. All rooms have one king bed or two queen beds, some Jacuzzi suites are available and some rooms have refrigerators, coffee makers and microwaves.

Guest Profile and Local Competition.    Approximately 80% of the hotel’s business is related to commercial activity from local businesses. The remainder of the hotel’s business consists of leisure travelers, transient guests and demand generated by the hotel’s proximity to area universities and Knoebels Amusement Park. We consider our primary competition to be the Best Western near Selinsgrove, Pennsylvania.

Carlisle, Pennsylvania

Description.    The Hampton Inn, Carlisle, Pennsylvania is located at the intersection of Route 11 and exit 16 off the Pennsylvania Turnpike. The hotel, which opened in June 1997, is a 95-room limited service hotel. Amenities include an indoor pool, hot tub, fitness center, meeting facilities, complimentary continental breakfast and 24-hour coffee. All rooms have one king bed or two queen beds, some Jacuzzi suites are available and some rooms have refrigerators, coffee makers and microwaves.

Guest Profile and Local Competition.    Approximately 50% of the hotel’s business is related to commercial activity from local businesses. The remainder of the hotel’s business consists of overnight travelers and general demand generated by the hotel’s proximity to the Carlisle Fairgrounds and the Army War College. We consider our primary competition to be the Holiday Inn in Carlisle, Pennsylvania.

Danville, Pennsylvania

Description.    The Hampton Inn, Danville, Pennsylvania, is located at Exit 33 off Interstate 80. The hotel, which opened in September 1998, is a 72-room, three story, limited service hotel. Amenities include an indoor pool, hot tub, fitness center, meeting facilities, complimentary continental breakfast, and 24-hour coffee service. All rooms offer queen beds or king beds, and coffee makers.

Guest Profile and Local Competition.    The majority of the hotel guests consist of tourists or overnight business travelers. We consider our primary competition to be several non-franchised hotels located in the surrounding area.

New York, New York (Chelsea)

Description.    The Hampton Inn is a new modern 20 story high rise hotel located in the trendy up-and-coming district of Chelsea in New York City, bordering the West Village and Midtown Manhattan, and is equipped with many modern conveniences. The hotel offers free High-Speed Internet Access, complimentary breakfast and a 100% Satisfaction Guarantee. The grand opening of the hotel was on August 27, 2003.

Guest Profile and Local Competition.    We expect that the many businesses located in the district of Chelsea between mid-town and lower Manhattan’s financial district will generate guest for this hotel. The surrounding area also includes the Fashion Institute of Technology, the Toy & Gift buildings and the nearby garment district. The hotel is also conveniently located near the Jacob Javits Convention Center and the headquarters for Credit Suisse First Boston. The leisure market is also an important segment fed by the nearby theater district and other attractions in Manhattan. Nearby competing hotels include a Comfort Inn, a Clarion, a Courtyard Marriott, the Giraffe and the Chelsea Savoy hotel.

Linden, New Jersey

Description.    The Hampton Inn, Linden, New Jersey is located five miles from Newark Liberty International Airport, adjacent to Linden Airport and 25 minutes from New York City. The hotel offers 148 rooms equipped with high speed Internet access and refrigerators. The property also has an Executive Boardroom and meeting room facilities.

Guest Profile and Local Competition.    This Hampton Inn benefits from its close proximity to Newark International Airport but also has a strong corporate base from companies with a local presence, such as Merck and other pharmaceutical companies as well as General Motors. The competition is primarily comprised of branded airport hotels such as Comfort Suites, Courtyard Marriott, Wyndham, Best Western and Sheraton.

Hampton Inn and Suites

Hershey, Pennsylvania

Description.    The Hampton Inn and Suites is located at 749 East Chocolate Avenue in Hershey, Pennsylvania. The hotel opened in September 1999 and has 110 rooms, 35 of which are suites. The hotel is located near all of the major attractions in Hershey, including the amusement park and the Hershey chocolate factory. Amenities include an indoor pool, exercise room, hot tub, meeting facilities, complimentary continental breakfast and 24-hour coffee.

Guest Profile and Local Competition.    The majority of the hotel guests consist of tourists and overnight travelers. The hotel’s close proximity to all Hershey attractions makes this property especially attractive to leisure travelers. The hotel’s primary competitors are the Hilton Garden Inn, Comfort Inn, Holiday Inn Express and Springhill Suites.

Hilton Garden Inn

Edison, New Jersey

Description.    The Hilton Garden Inn Edison/Raritan in Edison, New Jersey is located in the Raritan Center Commercial Park and one half mile from the New Jersey Convention and Exhibition Center. The hotel is 20 minutes from downtown Newark, 25 minutes from Newark International Airport and only 30 minutes from Manhattan. The hotel has 132 rooms, 5,000 square feet of meeting space and a restaurant that serves breakfast, lunch and dinner. The hotel also has a 24 hour business center that includes complimentary high-speed Internet, fax and copy machine.

Guest Profile and Local Competition.    The typical Hilton Garden Inn, Edison, guest is a corporate traveler visiting a number of business parks in the local area. The Raritan Center is comprised of 108 buildings with over 350 companies in operation. The New Jersey Convention Center is located within the Raritan Center Commercial

Park with 131,700 square feet of space. The Metropark Office Park is also located within five miles of the hotel. Two of the largest shopping centers in the area, Menlo Park Mall and Woodbridge Center are located within a few miles of the property. The competition is comprised of Hilton, Sheraton, Clarion, Holiday Inn Express, Marriott Courtyard and Ramada hotels located nearby.

Holiday Inn Hotel and Conference Center

Harrisburg, Pennsylvania

Description.    The Holiday Inn Hotel and Conference Center, Harrisburg, Pennsylvania is located at the intersection of the Pennsylvania Turnpike exit 18 and Interstate 83, ten minutes from downtown, Harrisburg International Airport and Hershey Park. The hotel opened in 1970 as a Sheraton Inn and was converted to a Ramada Inn in 1984. It was completely renovated and converted to a Holiday Inn in September 1995. This hotel has 196 deluxe guest units and is a full service hotel, including a full service restaurant as well as a nightclub. Amenities include an indoor tropical courtyard with a pool and Jacuzzi as well as a banquet and conference facility for up to 700 people.

Guest Profile and Local Competition.    Approximately 40% of the hotel’s business is related to commercial activity from local businesses. The remainder of the hotel’s business consists of overnight travelers visiting Hershey and Harrisburg. We consider our primary competition to be the Radisson Penn Harris in Camp Hill, Pennsylvania.

Additional Information Regarding Depreciation.    This is our only hotel that generates more than 10% of our revenue. The federal tax basis is $1,238,000. The depreciation method used is Modified Accelerated Recovery System and the depreciation rate is based upon tables issued by the Internal Revenue Service for properties utilizing this depreciation method. The life claimed with respect to this property for purposes of depreciation is 39 years.

Holiday Inn Express

Duluth, Georgia

Description.    The Holiday Inn Express, Gwinnett Place Mall is located just off Pleasant Hill Road and Interstate 85 at exit 40. Opened in June 1996, this 68-room hotel features spacious guestrooms equipped with a king size bed or two double beds. This hotel features an outdoor pool along with a well-equipped fitness center. Meeting space is also available and accommodates up to 50 people.

Guest Profile and Local Competition.    Numerous local business parks in Duluth, Norcross and Lawrenceville play a vital role in the hotel’s success. Companies such as Scientific Atlanta, Primerica Financial Services, NCR, Motorola, Hitachi, and Lucent Technologies all have major offices in the area and use this hotel frequently for room nights and meeting space. The Gwinnett Civic and Cultural Center and the millions of Priority Club members worldwide are also solid contributors of room nights throughout the year. We consider the hotel’s primary competitors to be the Comfort Suites, the Hampton Inn & Suites, the Courtyard Gwinnett Mall and the Fairfield Inn.

Hershey, Pennsylvania

Description.    The Holiday Inn Express, Hershey, Pennsylvania is located on Walton Avenue, one and one half miles from Hershey Park. The hotel, which opened in October 1997, is an 85-room limited service hotel. Amenities include an indoor pool, hot tub, fitness center, business service center, meeting facility, complimentary continental breakfast and 24-hour coffee. All rooms have one king bed or two queen beds and some rooms have refrigerators, coffee makers and microwaves.

Guest Profile and Local Competition.    Approximately 30% of the hotel’s business is related to commercial activity from local business. The hotel’s group business, which accounts for approximately 5% of its business, is generated from area institutions, local weddings and local social and sporting events. The remainder of the hotel’s business consists of transient guests, visitors to area residents and demand generated by the hotel’s proximity to Hershey Park. We consider our primary competition to be the Comfort Inn in Hershey, Pennsylvania.

New Columbia, Pennsylvania

Description.    The Holiday Inn Express, New Columbia, Pennsylvania is located at the intersection of Interstate 80 and Route 15. The hotel, which opened in December 1997, is an 81-room limited service hotel. Amenities include an indoor pool, hot tub, fitness center, meeting facility, complimentary continental breakfast and 24-hour coffee. All rooms have one king bed or two queen beds, some Jacuzzi suites are available and some rooms have refrigerators, coffee makers and microwaves. The Holiday Inn Express in New Columbia, Pennsylvania is consistently ranked number one in its region for GSTS (Guest Satisfaction Tracking System). This award recognizes the Holiday Inn Express in New Columbia as the leader in guest satisfaction and product service out of 32 other Holiday Inns and Holiday Inns Express in the Eastern region.

Guest Profile and Local Competition.    Approximately 80% of the hotel’s business is related to commercial activity from local business. As a result of its proximity to ski resorts and nearby tourist attractions, recreational travelers generate approximately 10% of the hotel’s business. The remainder of the hotel’s business consists of overnight travelers and visitors to area residents. We consider our primary competition to be the Comfort Inn in New Columbia, Pennsylvania.

Long Island City (Midtown Tunnel), New York

Description.    This Holiday Inn Express is located adjacent to the entrance of the Midtown Tunnel in Long Island City and is within minutes from midtown Manhattan. This 79-room, limited service hotel opened in 2001. A poured concrete structure, this three-story building is conveniently located alongside the Long Island Expressway.

Guest Profile and Local Competition.    Long Island City is within minutes of midtown Manhattan and is accessible via car or via direct access to the subway line into Times Square. The hotel also serves numerous corporate headquarters and businesses within Queens and is located within six miles of La Guardia airport and within 13 miles of the JFK International Airport. The hotel competes directly with the Best Western and numerous other limited service hotels within Long Island City and Manhattan.

Holiday Inn Express and Suites

Harrisburg, Pennsylvania

Description.    The Holiday Inn Express and Suites, Harrisburg, Pennsylvania is located at 5680 Allentown Boulevard and is easily accessible from Interstates 81 and 83. The hotel, which opened in August 1998 as a Clarion Inn and Suites, is a 77-room limited service hotel. Amenities include an outdoor pool, meeting facilities, complimentary continental breakfast, and 24-hour coffee. All rooms have one king bed or two queen beds. Jacuzzi suites are available and some rooms also have refrigerators and microwaves.

Guest Profile and Local Competition.    Approximately 40% of the hotel’s business is comprised of business travelers, 30% is related to group business, 20% is leisure travelers, and 10% is government business. We consider our primary competition the Best Western and the Baymont Inn, both located in Harrisburg, Pennsylvania.

Mainstay Suites

Frederick, Maryland

Description.    The Mainstay Suites, Frederick, Maryland is an all-suites extended stay hotel located near the office parks of Frederick and convenient to Baltimore and Washington, D.C. Each suite features a separate living area and fully equipped kitchen and dining area. The property also features a fitness room and indoor pool. There are also several suites with computers available in the room.

Guest Profile and Local Competition.    The Frederick market has experienced significant growth over the past five years due to the development of new office parks and governmental agencies due to its proximity to Baltimore and Washington, D.C. Both governmental agencies and private companies utilize this hotel for long-term accommodations for their employees. Tourist attractions in close proximity to Frederick also attract leisure travelers that complement the corporate and governmental business. The primary competition for this hotel comes from the Residence Inn, Frederick and the Courtyard, Frederick.

King of Prussia, Pennsylvania

Description.    This Mainstay Suites is located just off the Pennsylvania Turnpike and is part of a unique dual branded hotel, the first to feature a Mainstay Suites and Sleep Inn under one roof. This unique property combines many amenities convenient for both the business and leisure traveler. This 69-room hotel opened in 2000 and the suites include fully-equipped kitchens, a comfortable living room and a spacious work area.

Guest Profile and Local Competition.    This hotel serves both the nearby corporate market as well as the strong leisure demand generators such as the Valley Forge Historic Park, Valley Forge Convention Center, King of Prussia Mall. The hotel is within twenty miles of downtown Philadelphia and serves all of the corporate and leisure demand generators of this market. The hotel’s primary competition includes the Fairfield Inn, Best Western, Comfort Inn and McIntosh Inn located within King of Prussia.

Sleep Inn

King of Prussia, Pennsylvania

Description.    This Sleep Inn is located just off the Pennsylvania Turnpike and is part of a unique dual branded hotel, the first to feature a Mainstay Suites and Sleep Inn under one roof. This unique property combines many amenities convenient for both the business and leisure traveler. This 87-room limited service hotel opened in 2000.

Guest Profile and Local Competition.    This hotel serves both the nearby corporate market as well as the strong leisure demand generators such as the Valley Forge Historic Park, Valley Forge Convention Center and King of Prussia Mall. The hotel is within twenty miles of downtown Philadelphia and serves all of the corporate and leisure demand generators of this market. The hotel’s primary competition includes the Fairfield Inn, Best Western, Comfort Inn and McIntosh Inn all located within King of Prussia.

Dispositions

We continuously evaluate and adjust our hotel portfolio to achieve our investment criteria for size, brand affiliation and strategic fit. We monitor the cash flow potential for each hotel and its ability to remain accretive to our portfolio. Our decision to sell an asset is often predicated upon market dynamics, asset potential and long term strategic goals. Since our initial public offering in 1999, we have sold eight hotels and redeployed that capital to purchase additional hotels consistent with our long-term growth strategy.

Operating Practices

HHMLP and our TRS utilize a centralized accounting and data processing system, which facilitates financial statement and budget preparation, payroll management, internal auditing and other support functions for the on-site hotel management team. The lessees provide centralized control over purchasing and project management (which can create economies of scale in purchasing) while emphasizing local discretion within specific guidelines.

Capital Improvements, Renovation and Refurbishment

The percentage leases require the lessees to maintain the hotels in a condition that complies with their respective franchise licenses among other requirements. In addition, we may upgrade the hotels in order to capitalize on opportunities to increase revenue, and as deemed necessary by our management to seek to meet competitive conditions and preserve asset quality. We will also renovate hotels when we believe the investment in renovations will provide an attractive return to us through increased revenue under the percentage leases or is otherwise in the best interests of our shareholders.

Franchise Agreements

HHMLP holds all of the franchise licenses for all of the hotels that it leases from us. We expect to maintain the franchise licenses for hotels leased to our TRSs.

We anticipate that most of the additional hotels in which we invest will be operated under franchise licenses. We believe that the public’s perception of quality associated with a franchisor is an important feature in the operation of a hotel. Franchisors provide a variety of benefits for franchisees, which include national advertising, publicity and other marketing programs designed to increase brand awareness, training of personnel, continuous review of quality standards and centralized reservation systems.

The franchise licenses generally specify certain management, operational, record-keeping, accounting, reporting and marketing standards and procedures with which the franchisee must comply. The franchise licenses obligate our lessees to comply with the franchisors’ standards and requirements with respect to training of operational personnel, safety, maintaining specified insurance, the types of services and products ancillary to guest room services that may be provided by our lessees, display of signage, and the type, quality and age of furniture, fixtures and equipment included in guest rooms, lobbies and other common areas.

The following table sets forth certain information in connection with the franchise licenses:

Hotel	Effective Date	Expiration Date
Comfort Inn, Harrisburg, PA	May 15, 1998	May 15, 2018
Comfort Suites, Duluth, GA	May 19, 2000	May 19, 2020
Doubletree, Jamaica, NY	April 25, 2001	April 24, 2023
Hampton Inn, Peachtree, GA	April 20, 2000	April 19, 2021
Hampton Inn, Newnan, GA	April 20, 2000	April 19, 2021
Hampton Inn, Selinsgrove, PA	September 12, 1996	September 11, 2016
Hampton Inn, Carlisle, PA	June 16, 1997	June 15, 2017
Hampton Inn, Danville, PA	March 28, 1997	March 27, 2018
Hampton Inn, New York, NY	August 27, 2003	August 27, 2023
Hampton Inn, Linden, New Jersey	October 1, 2003	October 1, 2023
Hampton Inn & Suites, Hershey, PA	September 24, 1998	September 23, 2019
Hilton Garden Inn, Edison, New Jersey	October 1, 2003	October 1, 2023
Holiday Inn Hotel and Conference Center, Harrisburg, PA	September 29, 1995	September 29, 2005
Holiday Inn Express, Duluth, GA	May 20, 2000	May 20, 2010
Holiday Inn Express, Hershey, PA	September 30, 1997	September 30, 2007
Holiday Inn Express, New Columbia, PA	December 3, 1997	December 3, 2007
Holiday Inn Express, Long Island City, NY	December 28, 2000	December 28, 2010
Holiday Inn Express and Suites, Harrisburg, PA	December 22, 1999	December 22, 2009
Mainstay Suites, King of Prussia, PA	November 30, 1997	November 30, 2017
Mainstay Suites, Frederick, MD	April 4, 2000	April 3, 2020
Sleep Inn, King of Prussia, PA	November 30, 1997	November 30, 2017

HOLIDAY INN EXPRESS® AND HOLIDAY INN® ARE REGISTERED TRADEMARKS OF SIX CONTINENTS, PLC. SIX CONTINENTS, PLC. HAS NOT ENDORSED OR APPROVED THE OFFERING. A GRANT OF A HOLIDAY INN EXPRESS OR HOLIDAY INN FRANCHISE LICENSE IS NOT INTENDED, AND SHOULD NOT BE INTERPRETED, AS AN EXPRESS OR IMPLIED APPROVAL OR ENDORSEMENT BY SIX CONTINENTS, PLC. (OR ANY OF ITS AFFILIATES, SUBSIDIARIES OR DIVISIONS) OF OUR COMPANY, OUR OPERATING PARTNERSHIP OR THE CLASS A COMMON SHARES OFFERED HEREBY.

HAMPTON INN® AND HILTON GARDEN® ARE REGISTERED TRADEMARKS OF HILTON HOTELS CORPORATION. HILTON HOTELS CORPORATION HAS NOT ENDORSED OR APPROVED THE OFFERING. A GRANT OF A HAMPTON INN OR HILTON GARDEN FRANCHISE LICENSE IS NOT INTENDED, AND SHOULD NOT BE INTERPRETED, AS AN EXPRESS OR IMPLIED APPROVAL OR ENDORSEMENT BY HILTON HOTELS CORPORATION (OR ANY OF ITS AFFILIATES, SUBSIDIARIES OR DIVISIONS) OF OUR COMPANY, OUR OPERATING PARTNERSHIP OR THE CLASS A COMMON SHARES OFFERED HEREBY.

COMFORT INN®, COMFORT SUITES®, MAINSTAY SUITES®, SLEEP INN® AND CLARION SUITES® ARE REGISTERED TRADEMARKS OF CHOICE HOTELS INTERNATIONAL. CHOICE HOTELS INTERNATIONAL HAS NOT ENDORSED OR APPROVED THE OFFERING. A GRANT OF A COMFORT INN, COMFORT SUITES, MAINSTAY SUITES, SLEEP INN OR CLARION SUITES FRANCHISE LICENSE IS NOT INTENDED, AND SHOULD NOT BE INTERPRETED, AS AN EXPRESS OR IMPLIED APPROVAL OR ENDORSEMENT BY CHOICE HOTELS INTERNATIONAL (OR ANY OF ITS AFFILIATES, SUBSIDIARIES OR DIVISIONS) OF OUR COMPANY, OUR OPERATING PARTNERSHIP OR THE CLASS A COMMON SHARES OFFERED HEREBY.

The Percentage Leases

Our hotels are operated by our lessees, HHMLP and 44 New England Management, pursuant to percentage leases. Each percentage lease with HHMLP has an initial non-cancelable term of five years. All, but not less than all, of these leases may be extended for an additional five-year term at HHMLP’s option. At the end of the first extended term, HHMLP, at its option, may extend some or all of the leases for an additional five-year term. HHMLP has agreed not to exercise its option to extend the current lease term with respect to any of the 14 hotels it currently leases. The percentage leases are subject to early termination upon the occurrence of defaults thereunder and certain other events described therein.

The percentage leases are designed to allow us to participate in growth in revenues at our hotels. The percentage lease formulas are based on certain projections including projected revenues for the newly-developed and newly-renovated hotels. We cannot assure you that future revenues for the hotels will be consistent with prior performance or the estimates. With respect to hotels subject to purchase price adjustment, until the purchase price adjustment dates the rent is a fixed annual rent payable quarterly. After the adjustment dates, rent will be computed based on a percentage of revenues of those hotels. These percentage leases generally provide for the lessees to pay in each month or calendar quarter the greater of a base rent or percentage rent. The percentage rent for each hotel leased to HHMLP is comprised of:

•	a percentage of room revenues up to a certain threshold amount,

•	a percentage of room revenues in excess of the first threshold but less than a second incentive threshold,

•	a percentage of room revenues in excess of the second incentive threshold and

•	a percentage of revenues other than room revenues.

The incentive thresholds are designed to provide incentive to HHMLP to generate higher revenues at each hotel by reducing the percentage of revenue paid as rent above certain thresholds. In the case of any newly-renovated hotels or newly-developed hotels, our lessees pay a fixed rent until an adjustment date, after which our lessees pay the greater of a base rent or percentage rent.

Under the percentage leases, we make available to our lessees for the replacement and refurbishment of furniture, fixtures and equipment and other capital improvements, determined in accordance with GAAP, when and as deemed necessary by the lessees, an amount equal to 4% (6% for the Holiday Inn Hotel and Conference Center, Harrisburg, Pennsylvania) of gross revenues per quarter on a cumulative basis. Our obligation will be carried forward to the extent that the lessees have not expended such amount, and any unexpended amounts will remain our property upon termination of the percentage leases. Other than as described above, our lessees are responsible for all repair and maintenance of the hotels and any capital improvements thereto.

Management Agreements

Our TRSs have engaged HHMLP as the property manager for our hotels pursuant to substantially similar management agreements. Each management agreement provides for a five year term and is subject to early termination upon the occurrence of defaults and certain other events described therein. As required under the REIT qualification rules, HHMLP must qualify as an “eligible independent contractor” during the term of the management agreements.

Under the management agreements, HHMLP generally pays the operating expenses of our hotels. All operating expenses or other expenses incurred by HHMLP in performing its authorized duties are reimbursed or borne by our TRS to the extent the operating expenses or other expenses are incurred within the limits of the applicable approved hotel operating budget. HHMLP is not obligated to advance any of its own funds for operating expenses of a hotel or to incur any liability in connection with operating a hotel.

For its services, HHMLP receives a base management fee, and if a hotel meets and exceeds certain thresholds, an additional incentive management fee. The base management fee for a hotel is due monthly and is equal to 3% of the gross revenues associated with that hotel for the related month. The incentive management fee, if any, for a hotel is due annually in arrears on the sixtieth day following the end of each fiscal year and is equal to an amount determined by our TRS and HHMLP prior to the commencement of each fiscal year and is generally based upon the financial performance of the hotel.

HHMLP must from time to time make expenditures for repairs and maintenance as are necessary to keep a hotel in good operating condition. Our TRS or we may elect to, from time to time at its or our expense, make alterations, additions, or improvements (including structural changes or repairs) in or to our hotels.

Under the management agreements, our TRSs retain the right to sell, lease, transfer or otherwise dispose of our hotels. HHMLP may not transfer or assign any of its rights and obligations under a management agreement without the prior written consent of our TRS. On the other hand, our TRSs may transfer or assign their rights and obligations under a management agreement without the consent of HHMLP. However, HHMLP will have the right to terminate the management agreement after receiving notice of such transfer or assignment.

Environmental Matters

We believe that our hotels are in compliance in all material respects with all federal, state and local ordinances and regulations regarding hazardous or toxic substances and other environmental matters. Neither we nor, to our knowledge, any of the former owners of our hotels have been notified by any governmental authority of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental matter in connection with any of the hotels.

Operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of future legislation. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The cost of complying with environmental laws could materially adversely affect amounts available for distribution to shareholders. Phase I environmental assessments have been obtained on all of our hotels. Phase I environmental assessments are intended to identify potential environmental issues for which an owner or operator of the hotel would be liable. The Phase I assessments we have obtained have not revealed any environmental liability that we believe would have a material adverse effect on our business, assets, results of operations or liquidity, nor are we aware of any such liability. Nevertheless, it is possible that these reports do not reveal all environmental liabilities or that there are material environmental liabilities of which we are unaware.

Insurance

We and HHMLP (as required in the percentage leases), maintain customary casualty, crime, workers compensation, general liability and other insurance coverages in amounts we consider adequate.

Employees

As of August 31, 2003, we had five employees who were principally engaged in managing the affairs of the company unrelated to property management. HHMLP had approximately 600 employees at that date. Our and HHMLP’s relations with our respective employees are satisfactory.

Sales and Marketing

Sales and marketing for our hotels is conducted by HHMLP. HHMLP has 20 employees dedicated to sales and marketing. Our sales and marketing team includes the corporate sales office, which consists of the Corporate Director of Sales, area sales members and corporate tour sales, and a regional sales team which consists of a regional sales director, a corporate foreign international travel coordinator, a regional educational sports market sales director, regional sales team members and their respective support staff. HHMLP also has property sales teams at many of our hotels. These teams vary from one full time sales person for every 150 rooms for limited service hotels to a staff of five sales professionals for the full service convention hotels.

Legal Proceedings

We are not presently subject to any material litigation. To our knowledge, no litigation has been threatened against us other than routine actions and administrative proceedings, substantially all of which we expect to be covered by liability insurance and which, in the aggregate, we do not expect to have a material adverse effect on our business or financial condition.

MANAGEMENT

Trustees and Executive Officers

Our Board of Trustees consists of seven members, five of whom are independent trustees under the rules of the American Stock Exchange. All of the trustees serve staggered terms of two years and the trustees are divided into two classes. Each trustee in Class I holds office for a term expiring at the 2004 annual meeting of shareholders and the election and qualification of his successor and each trustee in Class II holds office initially for a term expiring at the 2005 annual meeting of shareholders and the election and qualification of his successor. Certain information regarding our trustees and executive officers is set forth below.

Name	Age	Position
Hasu P. Shah	59	Chairman of the Board, Chief Executive Officer and Trustee (Class II)
Jay H. Shah	35	President and Chief Operating Officer
Ashish R. Parikh	34	Chief Financial Officer
Neil H. Shah	29	Director of Acquisitions & Development
Kiran P. Patel	54	Corporate Secretary
David L. Desfor	42	Treasurer
K.D. Patel	60	Trustee (Class II)
Michael A. Leven	65	Independent Trustee (Class II)
Donald J. Landry	54	Independent Trustee (Class I)
John M. Sabin	48	Independent Trustee (Class II)
Thomas S. Capello	59	Independent Trustee (Class I)
William Lehr, Jr.	63	Independent Trustee (Class I)

Hasu P. Shah has been the Chairman of the Board and Chief Executive Officer since our inception in 1998. Mr. Shah is also the founder and CEO of the Hersha Group. Mr. Shah founded Hersha with the purchase of a single hotel in Harrisburg, Pennsylvania in 1984. In the last twenty years, Mr. Shah has developed, owned, or managed over fifty hotels across the Eastern United States and started affiliated businesses in general construction, purchasing, and hotel management. He has earned numerous awards including the Entrepreneur of the Year, the Creating a Voice award, and was recently named a Fellow of Penn State University. Mr. Shah and his wife, Hersha, are active members of the local community and remain involved with charitable initiatives in India as well. Mr. Shah has been an active Rotarian for nearly twenty years and continues to serve as a Trustee of several community service and spiritual organizations including Vraj Hindu Temple and the India Heritage Research Foundation. Mr. Shah received a Bachelors of Science degree in Chemical Engineering from Tennessee Technical University and obtained a Masters degree in Administration from Pennsylvania State University. Mr. Shah is also an alumnus of the Owner and President’s Management program at Harvard Business School.

Jay H. Shah was named President and Chief Operating Officer of the Company on September 3, 2003. Prior to his appointment, Mr. Shah was a principal in the law firm of Shah & Byler, LLP, which he founded in 1997, and managing director of the Hersha Group. Mr. Shah previously was a consultant with Coopers & Lybrand LLP, served the late Senator John Heinz on Capitol Hill, and was employed by the Philadelphia District Attorney’s office and two Philadelphia-based law firms. Mr. Shah received a Bachelor of Science degree from the Cornell University School of Hotel Administration, a Masters degree from the Temple University School of Business Management and a Law degree from Temple University School of Law. Mr. Shah is the son of Hasu P. Shah, our Chairman and Chief Executive Officer.

Ashish R. Parikh has been Chief Financial Officer of Hersha Hospitality Trust since 1999. Previously, Mr. Parikh was Assistant Vice President in the Mergers and Acquisition Group for Fleet Financial Group where he developed valuable expertise in numerous forms of capital raising activities including leveraged buyouts, bank syndications and venture financing. Mr. Parikh has also been employed by Tyco International Ltd and Ernst & Young LLP. Mr. Parikh received his MBA from New York University and a BBA from the University of Massachusetts at Amherst. Mr. Parikh is a licensed Certified Public Accountant.

Neil H. Shah has served as the Company’s Director of Acquisitions & Development since May 2002 and had been a principal of the Hersha Group since 2000. Prior to joining the Company, he served in senior management positions with the Advisory Board Company and the Corporate Executive Board. Mr. Shah graduated with honors from the University of Pennsylvania and the Wharton School with degrees in Management and Political Science. Mr. Shah earned his MBA from the Harvard Business School. Mr. Shah is the son of Hasu P. Shah, our Chairman and Chief Executive Officer.

Kiran P. Patel is the Company’s Secretary and has been a principal of the Hersha Group since 1993. Prior to Hersha, Mr. Patel was employed by AMP Incorporated (electrical component manufacturer), in Harrisburg, Pennsylvania. Mr. Patel serves on various Boards for community service organizations. Mr. Patel received a Bachelor of Science degree in Mechanical Engineering from M.S. University of India and obtained a Masters of Science degree in Industrial Engineering from the University of Texas in Arlington.

David L. Desfor has served as Treasurer of the Company since December 2002. Previously, Mr. Desfor has been a principal and comptroller of the Hersha Group since 1992. Mr. Desfor previously co-founded and served as President of a hotel management company focused on conference centers and full service hotels. Mr. Desfor earned his undergraduate degree from East Stroudsburg University in Hotel Administration.

K.D. Patel currently serves as the President of Hersha Hospitality Management, L.P., the lessee of 14 of our hotels and the manager of all our hotels. Mr. Patel has been a principal of the Hersha Group since 1989. Mr. Patel was previously employed by Dupont Electronics from 1973 to 1990. Mr. Patel is currently a Board member of the International Association of Holiday Inns and has been a member of the Board of Trustees of the regional chapter of the American Red Cross and the Advisory Board of Taneytown Bank and Trust. Mr. Patel has served on our Board of Trustees since our initial public offering in 1999. Mr. Patel received a Bachelor of Science degree in Mechanical Engineering from the M.S. University of India and earned a Professional Engineering License from the Commonwealth of Pennsylvania.

Michael A. Leven is the Chairman and Chief Executive Officer of US Franchise Systems, Inc. (USFS), which franchises the Microtel, Hawthorn Suites and Best Inns & Suites hotel brands. Prior to forming USFS in 1995, he was President of Holiday Inns Worldwide. During his five-year tenure, the new Holiday Inn Express brand grew from zero to 330 open hotels. From 1985 to 1990, Mr. Leven was President of Days Inn of America leading the company from reorganization of a regional chain to one of the largest brands in the world with over 1,000 units. Mr. Leven is a co-founder of the Asian American Hotel Owners Association (AAHOA) which now has over 7,000 members. Mr. Leven is a Trustee of The Marcus Foundations, serves on the Boards of the Marcus Institute and the Georgia Aquarium, and the United Jewish Communities. He has received honarary doctorate degrees from The Johnson & Wales University and The College of Hospitality and Tourism Management of Niagara University. Mr. Leven has served on our Board of Trustees since 2001. Mr. Leven holds a Bachelor of Arts from Tufts University and a Master of Science from Boston University.

Donald J. Landry is president and owner of Top Ten, an independent hospitality industry consulting company. Mr. Landry has over thirty years of lodging and hospitality experience in a variety of leadership positions. Most recently, Mr. Landry was the Chief Executive Officer, President and Vice Chairman of Sunburst Hospitality Inc. Mr. Landry has also served as an executive officer for Choice Hotels International, Inc., Manor Care Hotel Division and Richfield Hotel Management. Mr. Landry currently serves on the corporate advisory boards of Unifocus and Campo Architects and numerous non-profit boards. Mr. Landry is a frequent guest lecturer at the Harvard Business School, Cornell University and University of New Orleans. Mr. Landry has served on the Board of Trustees since our 2001 annual meeting. Mr. Landry holds a Bachelor of Science from the University of New Orleans and was the University’s Alumnus of the Year in 1999. Mr. Landry is a Certified Hotel Administrator.

John M. Sabin is Chief Financial Officer, General Counsel and Secretary of NovaScreen Biosciences Corporation, a private bioinformatics and contract research biotech company. Prior to joining NovaScreen in 2000, he served as Chief Financial Officer of Hudson Hotels Corporation from 1998 to 1999. From 1997 to 1998, Mr. Sabin was with Vistana, Inc., a public vacation time-share company where he held positions of Senior Vice President, Treasurer and CFO. Previously, Mr. Sabin served as an executive with Choice Hotels International, Inc., Manor Care, Inc. and Marriott International, Inc. Mr. Sabin also serves on the Board of Competitive Technologies, Inc. Mr. Sabin joined the Board of Trustees on June 30, 2003.

Thomas S. Capello is a Private Investor and a Consultant specializing in strategic planning, mergers and acquisitions. From 1988 to 1999, Mr. Capello was the President, Chief Executive Officer and Director of First Capitol Bank in York, Pennsylvania. From 1983 to 1988, Mr. Capello served as Vice President and Manager of the Loan Production Office of The First National Bank of Maryland. Prior to his service at The First National Bank of Maryland, Mr. Capello served as Vice President and Senior Regional Lending Officer at Commonwealth National Bank and worked at the Pennsylvania Development Credit Corporation. Mr. Capello is the Chairman of the York regional Board of Directors of Community Bank, Inc. Mr. Capello is an active member for the board of WITF, Martin Library, Motter Printing Company, and Eastern York Dollars for Scholars. Mr. Capello has served on the Board of Trustees since the our initial public offering in January 1999. Mr. Capello is a graduate of the Stonier Graduate School of Banking at Rutgers University and holds an undergraduate degree with a major in Economics from the Pennsylvania State University.

William Lehr, Jr. retired from Hershey Foods Corporation in 1995. He had been Senior Vice President and Secretary of the Corporation, as well as its Treasurer. During a 28 year career with Hershey Foods, Mr. Lehr had a multitude of diverse responsibilities, including senior management, corporate governance, law, finance, human resources, and public affairs. Mr. Lehr is currently devoting his time to working with various nonprofit organizations in the following capacities. He is Chairman of the Board of Trustees of Lebanon Valley College; Chairman of the Board of the Greater Harrisburg Foundation as well as Chairman of the Capital Region’s Early Childhood Training Institute; a director and Vice Chairman of Capital Blue Cross; a director and immediate past Chairman of Americans for the Arts and a director and immediate past President of the Susquehanna Art Museum. Mr. Lehr holds a Bachelor’s degree in Business Administration from the University of Notre Dame, where he graduated cum laude, and a law degree from Georgetown University Law Center. Mr. Lehr is also a graduate of the Stanford Executive Program and successfully completed The Governing for Nonprofit Excellence Course at Harvard University’s Graduate School of Business Administration.

Independent Trustees

Our independent trustees are persons who are not officers, directors, trustees or employees of the company, any lessee or any underwriter or placement agent of our shares that has been engaged by us within the past three years or any affiliates thereof.

Committees and Meetings of the Board of Trustees

Trustees’ Meetings.    Our business is under the general management of our Board of Trustees as provided by our Bylaws and the laws of Maryland. The Board of Trustees holds regular quarterly meetings during our fiscal year and holds additional meetings as needed in the ordinary course of business. The Board of Trustees held four meetings and eight board conference calls during 2002. All trustees attended at least 75% of the aggregate of (i) the total number of the meetings of the Board of Trustees and (ii) the total number of meetings of all committees of the Board on which the trustee then served.

We presently have an Audit Committee, Nominating Committee and a Compensation Committee of our Board of Trustees. We may, from time to time, form other committees as circumstances warrant. These committees have authority and responsibility as delegated by the Board of Trustees.

Audit Committee.    The Audit Committee consists of Messrs. Capello (Chairperson), Landry, Lehr and Sabin, all of whom are independent trustees. The Audit Committee is responsible for the engagement of independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of our internal accounting controls. The Audit Committee met five times during 2002 and discussed relevant topics regarding financial reporting and auditing procedures.

Compensation Committee.    The Compensation Committee consists of Messrs. Leven, Sabin, Landry and Lehr, all of whom are independent trustees. The Compensation Committee determines compensation for our executive officers and administers our Option Plan. The Compensation Committee met and discussed relevant topics regarding compensation at the meetings of the Board of Trustees and did not schedule separate meetings during 2002.

Nominating Committee.    The Nominating Committee consists of Messrs. Hasu P. Shah, Capello and Landry. The Nominating Committee recommends candidates for election as trustees and in some cases the election of officers. The Nominating Committee met and discussed relevant topics regarding trustee and officer nominations at the meetings of the Board of Trustees and did not schedule separate meetings during 2002.

Compensation of Trustees

Each independent and non-affiliated trustee is paid $10,000 per year while each affiliated trustee is paid $7,500 per year, payable in quarterly installments. In addition, we will reimburse all trustees for reasonable out-of-pocket expenses incurred in connection with their services on the Board of Trustees.

In addition, we have adopted the Hersha Hospitality Trust Non-Employee Trustees’ Option Plan (the “Trustees’ Plan”) to provide incentives to attract and retain independent trustees. The Trustees’ Plan authorizes the issuance of up to 200,000 Class B common chares. Options granted under the Trustees’ Plan will be exercisable only if (1) we obtain a per share closing price on the Class A common shares of $9.00 for 20 consecutive trading days and (2) the per share closing price on for the Class A common shares for the prior trading day was $9.00 or higher. Options issued under the Trustees’ Plan are exercisable for five years from the date of grant. The Trustees’ Plan provides that in the event the Class B common shares are converted or exchanged into or for any other securities, share grants and options will be granted in such other security.

Under the Trustee’s Plan, we granted the following nonqualified options to purchase Class B common shares to our independent trustees who were members of the Board on the effective date of our initial public offering: Mr. Allen, one of our former trustees, 30,000; Mr. Capello, 3,000; and Mr. Parthemer, one of our former trustees, 1,000. The exercise price of each such option was the offering price of $6.00.

A trustee’s outstanding options will become fully exercisable if the trustee ceases to serve on the Board of trustees due to death or disability. All awards granted under the Trustees’ Plan shall be subject to Board or other approval sufficient to provide exempt status for such grants under Section 16 of the Securities Exchange Act of 1934, as that section and rules thereunder are in effect from time to time. No option may be granted under the Trustees’ Plan more than 10 years after the date that the Board of Trustees approved the Plan. The Board of Trustees may amend or terminate the Trustees’ Plan at any time but an amendment will not become effective without shareholder approval if the amendment increases the number of shares that may be issued under the Trustees’ Plan (other than equitable adjustments upon certain corporate transactions).

CERTAIN RELATIONSHIPS AND TRANSACTIONS

In developing our portfolio since our initial public offering in 1999, we have entered into various transactions with our trustees, officers and entities controlled by them, including transactions relating to the leasing and managing of our hotels, acquisitions and dispositions of hotels, loans made by or for the benefit of us, and the purchase of goods and services. Certain of these transactions have been instrumental in the implementation of our business strategy and the growth of our portfolio. Although we have made certain efforts, described below, to ensure that these transactions were negotiated on an arms-length basis, we cannot assure you of this fact or that the terms of these transactions are as favorable to us as those we may have received from unaffiliated third parties. As a result of the growth in our portfolio, our current growth strategy and modifications to the REIT qualification rules, we have adopted certain policies with respect to transactions with our trustees, officers and entities controlled by them. The following is a summary of certain of these transactions, including a description of the transaction, the business purpose for the transaction and our current policy with respect to such a transaction.

Portfolio Formation Transactions with Trustees and Officers

In connection with our initial public offering in 1999, entities controlled by our officers and trustees contributed ten hotels to us in exchange for limited partnership units in our operating partnership. Since that time, we have continued to buy hotels from, and sell hotels to, entities controlled by our officers and trustees when a majority of our independent trustees has determined it was in our best interest to do so.

Hotel Acquisitions

We have not, and do not in the future intend to, undertake the risks of developing new hotels. However, since our initial public offering in 1999, we have been able to acquire newly-constructed or newly-renovated hotels from entities controlled by our officers or trustees. Of the 19 hotel properties purchased by us since our initial public offering, 13 were acquired from affiliates, 12 of which were newly-constructed or substantially renovated. In connection with our initial public offering, we entered into an Option Agreement with Hasu Shah, Jay Shah, Neil Shah, K.D. Patel, David Desfor, and Kiran Patel. Pursuant to this agreement, we had the option to purchase any hotels owned or developed by these individuals that was within fifteen miles of any of our hotels or any hotel subsequently acquired by us for two years after such acquisition or development. In connection with this offering, the parties to this agreement have agreed to amend the Option Agreement so that (a) the right of first refusal would apply to all hotels owned or developed by the parties, regardless of proximity to our hotels, and (b) the right of first refusal would apply to each party until one year after such party ceases to be an officer or trustee of our company. This arrangement gives us access to a pipeline of newly-constructed and newly-renovated hotels, without bearing all the risks associated with development and renovation.

As of September 2001, the Board of Trustees has elected to hire an independent accounting firm to review in advance all asset purchases and asset sales between us and related parties. The Board of Trustees will determine the scope of each review on a case-by-case basis. The independent third party accounting firm will review each acquisition or sale to determine if the terms of the transaction are in line with then-current market conditions as well as how the transaction impacts us. The accounting firm then will present its findings to the Board of Trustees to aid it in its evaluation of the terms of the transaction.

The following table sets forth certain information with respect to all of the acquisitions from entities controlled by our officers or trustees since January 1, 2001.

Hotel	Acquisition Date	Affiliated Sellers	Purchase Price
Hampton Inn, New York, New York	Acquired by our joint venture with CNL on August 29, 2003	Chelsea Grand East, LLC, in which Hasu Shah owns a 100% interest.	$28 million paid by a joint venture in which we own a one-third interest, including $16.4 million in assumed debt and $11.6 in cash.

Doubletree, Jamaica, New York (JFK Airport)	October 1, 2002	5544 JFK Associates, in which Hasu Shah, Jay Shah, Neil Shah, Kiran Patel, David Desfor, K.D. Patel and their immediate families collectively owned a 86% interest	$11.5 million, including the assumption of $8.7 million of mortgage debt, the assumption of $1 million of related party debt and $1.8 million of cash

Mainstay Suites, Frederick, Maryland	January 1, 2002	3044 Associates, in which Hasu Shah, Jay Shah, Neil Shah, Kiran Patel, David Desfor, K.D. Patel and their immediate families collectively owned a 82% interest	$5.5 million, including the assumption of $3.3 million of debt, the assumption of $0.8 million of related party debt and $1.6 million of cash

Holiday Inn Express, Long Island City, New York	November 1, 2001	Metro Two Hotel, LLC, in which Hasu Shah, Jay Shah, Kiran Patel and K.D. Patel and their immediate families collectively owned a 88% interest	$8.5 million, including the assumption of $6.5 million of mortgage debt, $1.5 million of cash, and $0.5 million of common limited partnership units in our operating partnership

Mainstay Suites and Sleep Inn Hotel, King of Prussia, Pennsylvania	August 1, 2001	3244 Associates, in which Hasu Shah, Jay Shah, Kiran Patel and K.D. Patel and their immediate families collectively owned a 82% interest	$9.4 million, including the assumption of $6.8 million of mortgage debt, the assumption of $1 million of related party debt and $1.6 million of cash

Hotel Acquisition Repricing

Each of these hotels were newly-developed or newly-renovated hotels that did not have an operating history on which we could base purchase price decisions. In buying these hotels we have utilized, a “re-pricing” methodology that, in effect, adjusts the initial purchase price for the hotel, one or two years after we initially purchase the hotel, based on the actual operating performance of the hotel during the previous twelve months.

The initial purchase price for each of these hotels was based upon management’s projections of the hotel’s performance for one or two years following our purchase. The leases for these hotels provide for fixed initial rent for the one- or two-year adjustment period that provides us with a 12% annual yield on the initial purchase price, net of certain expenses. At the end of the one- or two-year period, we calculate an initial value for the hotel, based on the actual net income during the previous twelve months, net of certain expenses, such that it would have yielded a 12% return. We then apply the percentage rent formula to the hotel’s historical revenues for the previous twelve months on a pro forma basis. If the pro forma percentage rent formula would not have yielded a pro forma annual return to us of 11.5% to 12.5% based on this calculated value, this value is adjusted either upward or downward to produce a pro forma return of either 11.5% or 12.5%, as applicable. If this final purchase price is higher than the initial purchase price, then the seller of the hotel will receive consideration in an amount equal to the increase in price. If the final purchase price is lower than the initial purchase price, then the sellers of the hotel will return to us consideration in an amount equal to the difference. Any purchase price adjustment will be made either in common limited partnership units in our operating partnership or cash as determined by our Board of Trustees. Any common limited partnership units issued by us or returned to us as a result of the purchase price adjustment will be based upon a value per unit approved by our Board of Trustees, including our independent trustees. The sellers are entitled to receive quarterly distributions on the common limited partnership units prior to the units being returned to us in connection with a downward purchase price adjustment. In addition, the sellers are not entitled to receive any retroactive distributions in connection with any upward purchase price adjustment.

The five hotel purchases described above are subject to future re-pricing. We originally purchased these hotels with anticipated repricing dates from December 31, 2002 to December 31, 2004. Due to the current operating environment, the ramp up and stabilization for these newly-built properties is expected to take longer than initially projected. As a result, effective January 1, 2003, we entered into an agreement with the sellers of these five hotels to extend the repricing periods for these hotels. At the same time, we amended the percentage leases with HHMLP for these hotels to extend the initial fixed rent period to coincide with the extension period of the repricing and to delay the transition to percentage rent. In addition, we have the right to sell each of these properties back to the entities that initially sold the hotels to us at the end of the applicable repricing period if adequate stabilization has not occurred during the repricing period for a price not less than the purchase price of the asset.

We have also acquired hotels in the past where the purchase prices were subject to adjustment in a similar manner. On January 1, 2002, we issued an aggregate of 333,541 additional common limited partnership units to the sellers of the Holiday Inn Express & Suites, Harrisburg, the Hampton Inn, Danville and the Hampton Inn & Suites, Hershey, Pennsylvania in connection with the re-pricing of those hotels.

In the future, we do not intend to use any re-pricing methodology in acquisitions from entities controlled by our officers and trustees.

Dispositions

Since our initial public offering in 1999, we have sold a total of eight hotels, including four hotels sold back to entities controlled by our officers or trustees at the same price at which we acquired the hotels from those entities. All sales to these entities were in situations were we believed an independent buyer would demand seller financing, which we were not willing to provide. We do not intend to sell hotels to such entities in the future.

Effective as of January 1, 2002, we sold the Sleep Inn, Coraopolis, Pennsylvania to 1944 Associates, an entity in which Hasu Shah, Jay Shah, Neil Shah, Kiran Patel, K.D. Patel and David Desfor have a 74% interest, for approximately $5.5 million, including the assumption of approximately $3.5 million in indebtedness, and redemption of 327,038 common limited partnership units valued at approximately $2.0 million. We initially purchased this property from this same entity as of October 1, 2000 for $5.5 million. The buyer is currently looking for a third party buyer. This sale was supported by an analysis of the property by an independent accounting firm and was approved by our independent trustees. We do not intend to sell hotels to our affiliates in the foreseeable future.

On November 1, 2001, we sold the Comfort Inn in McHenry, Maryland to the entity that sold the hotel to us for approximately $1.8 million (the same price at which we acquired that hotel), including the assumption of approximately $1.2 million in indebtedness. The acquiring entity was controlled by Hasu P. Shah, Jay H. Shah, Kiran P. Patel and K.D. Patel. This entity then sold the hotel on November 10, 2001 for approximately $2.0 million, including the assumption of approximately $1.2 million in indebtedness, $300,000 in cash and seller financing in the amount of approximately $500,000. We did not sell this hotel directly to the independent buyer because we did not want to expose ourselves to the risks associated with carrying an unsecured or secondary mortgage.

On November 1, 2001, we sold the Comfort Inn Riverfront in Harrisburg, Pennsylvania back to the entity that sold the hotel to us for approximately $3.5 million (the same price at which we acquired that hotel), including the assumption of approximately $2.5 million in indebtedness. This entity was controlled by Hasu P. Shah, Jay H. Shah and Neil H. Shah, and then sold the hotel in April 2002 for approximately $3.6 million, including the assumption of approximately $2.8 million in indebtedness, $300,000 in cash and seller financing in the amount of approximately $500,000. We did not sell this hotel directly to the independent buyer because we did not want to expose ourselves to the risks associated with carrying an unsecured or secondary mortgage.

On April 1, 2001, we sold the Best Western in Indiana, Pennsylvania back to the entity that sold us that property for $2.2 million (the same price at which we acquired that hotel), including the assumption of approximately $1.4 million in indebtedness. The acquiring entity was controlled by Hasu P. Shah, Jay H. Shah, Kiran P. Patel and K.D. Patel. This entity then sold the hotel on May 1, 2001 for approximately $2.2 million, including the assumption of approximately $1.4 million in indebtedness, $400,000 of cash, and seller financing in the amount of approximately $400,000. We did not sell this hotel directly to the independent buyer because we did not want to expose ourselves to the risks associated with carrying an unsecured or secondary mortgage.

Hotel Development Loans

We approved the lending of up to $10.0 million to entities owned in part by Hasu P. Shah, Jay H. Shah Kiran P. Patel, Neil H. Shah, David L. Desfor and K.D. Patel to construct hotels and related improvements on specific hotel projects. These loans are secured by unrecorded liens on the development projects and pledges of any limited partnership units in our operating partnership owned by persons or entities borrowing the funds. In addition to the option described above, we maintain the first right of refusal to purchase the hotel assets collateralized by these development loans. We have previously purchased three hotels that were developed using these funds. As of June 30, 2003, these affiliates owed us $8.7 million related to this borrowing. These affiliates have borrowed this money from us at an interest rate of 12.0% per annum. Interest income from these advances was $206,000 for the year ended December 31, 2002 and $210,000 for the six month ended June 30, 2003. These loans were approved by our independent trustees. We intend to continue to use these loans to facilitate our acquisitions of newly-constructed hotels, consistent with our strategy of avoiding the risks associated with developing hotels directly but still maintaining an acquisition pipeline of newly-constructed and newly-renovated projects.

Guarantees

As required due to the size of our company at the time of the loans, the lenders required that Mr. Hasu P. Shah guarantee the indebtedness related to four of the hotels, and the bankruptcy of Mr. Shah would constitute a default under the related loan documents. In addition, if the hotels that serve as collateral for the guarantees by Mr. Hasu Shah experience financial difficulty, we may be more likely to invest in those hotels with income from other hotels so that Mr. Shah will not be required to fund his guarantees. Three of these four loans will be paid in full with the proceeds of this offering, and we do not intend to allow officers or trustees to guarantee our loans in the future.

Loans From Shreenathji Enterprises, Ltd.

We borrowed funds from Shreenathji Enterprises, Ltd., a company in which Hasu P. Shah, Jay H. Shah, Neil A. Shah, Kiran P. Patel, and K.D. Patel own a 75% interest. Our total borrowings outstanding from Shreenathji Enterprises, Ltd. as of June 30, 2003 was approximately $1.0 million at a fixed rate of 6.5% per annum. The highest outstanding amount of borrowings from Shreenathji Enterprises since January 1, 2002 was approximately $1.0 million. Shreenathji Enterprises, Ltd. funded our loan with the proceeds from a loan it received from a third party financial institution which was secured by one of our properties. The third party financial institution required the loan to be made through Shreenathji Enterprises, Ltd. instead of us because it had a prior relationship with Shreenathji Enterprises, Ltd. We do not intend to borrow funds from related parties in the future.

Leases and Management Agreements with HHMLP

Fourteen of our hotels are leased to HHMLP. Each percentage lease with HHMLP has an initial non-cancelable term of five years. All, but not less than all, of the percentage leases for these hotels may be extended for an additional five-year term at HHMLP’s option. At the end of the first extended term, HHMLP, at its option, may extend some or all of the percentage leases for these hotels for an additional five-year term. Pursuant to the terms of the percentage leases, HHMLP is required to pay initial fixed rent, base rent or percentage rent and certain other additional charges and is entitled to all profits from the operations of the hotel after the payment of certain operating expenses. Total rent payments to us from HHMLP for the six months ended June 30, 2003 and for all of 2002 were $6.3 million and $11.4 million, respectively. For the full year of 2002, HHMLP had net loss $0.67 million.

Six of our hotels, each of which is leased to our wholly-owned TRS, are managed by HHMLP pursuant to management agreements. In addition, the hotel owned by our joint venture with CNL is managed by HHMLP pursuant to a management agreement. Total payments to HHMLP pursuant to these management agreements for the six month ended June 30, 2003 were $22,900.

The reason we do not operate our own hotels is that we are not permitted to do so by the REIT qualification rules. Furthermore, under the REIT qualification rules in effect prior to 2001, we were generally required to lease our hotels to a third party and as a result, we lease 14 of our hotels to HHMLP. However, the REIT rules that prompted this structure were recently modified and the new rules permit a REIT to lease its hotels to a taxable REIT subsidiary, or TRS, provided that the TRS engages an eligible independent contractor to manage the hotels. Accordingly, since the time of the rule modification we have leased six hotels, whose leases with a third party lessee expired, to a wholly-owned TRS which pays us qualifying rents. We intend to eventually lease all our hotels to a TRS. As their leases expire, we will re-lease to our wholly-owned TRS the 14 hotels currently leased to HHMLP. In connection with this offering HHMLP has agreed to waive its rights to extend the lease terms of these 14 hotels.

The following table shows the expiration date of the leases for our 14 hotels leased to HHMLP:

Comfort Inn, Harrisburg, PA	January 26, 2004
Holiday Inn, Harrisburg, PA	January 26, 2004
Holiday Inn Express, Hershey, PA	January 26, 2004
Holiday Inn Express, New Columbia, PA	January 26, 2004
Hampton Inn, Selinsgrove, PA	January 26, 2004
Hampton Inn, Carlisle, PA	January 26, 2004
Hampton Inn, Danville, PA	September 1, 2004
Holiday Inn Express and Suites, Harrisburg, PA	September 1, 2004
Hampton Inn, Hershey, PA	December 31, 2005
Mainstay Suites, King of Prussia, PA	June 1, 2006
Sleep Inn, King of Prussia, PA	June 1, 2006
Holiday Inn Express, Long Island City, NY	November 1, 2006
Mainstay Suites, Frederick, MD	December 31, 2006
Doubletree, Jamaica, NY	October 1, 2007

Miscellaneous Services Provided by Affiliated Entities

Administrative Services Agreement with HHMLP

We have entered into an Administrative Services Agreement with HHMLP for HHMLP to provide accounting and securities reporting services to us. The terms of the agreement provide for a fixed annual fee of $75,000 with an additional fee of $10,000 per property per year (pro-rated from the time of acquisition) for each hotel added to our portfolio. A portion of these fees, charged by HHMLP, are allocated to the services of Ashish Parikh, our CFO. For the first six months of 2003 and for all of 2002, we incurred administrative service fee expenses of $86,000 and $175,000, respectively. As of June 30, 2003 and December 31, 2002, we owed HHMLP $0 and $303,000, respectively for replacement FF&E reserve reimbursements. We believe that because of our current size it is more cost effective to outsource these services. We will reevaluate this policy as we continue to grow.

Payments to Shah & Byler Law Firm

We have paid to the law firm of Shah & Byler and its predecessor, Shah Ray & Byler, LLP, whose former senior partner, Jay H. Shah is now our President and Chief Operating Officer and is the son of Hasu P. Shah, legal fees aggregating $68,000 and $60,000 during the first six months of 2003 and for all of 2002, respectively. Mr. Shah has resigned from the law firm and relinquished all ownership and control of the firm. Mr. Shah will continue as counsel to the law firm and may receive compensation from the firm for prior client origination. We intend to continue to use the services of Shah & Byler.

Payments to Hersha Construction Company

HHMLP has engaged Hersha Construction Company, currently owned by Hasu P. Shah, Jay H. Shah, Neil Shah, Kiran P. Patel, K.D. Patel, David Desfor and other investors, from time to time to perform construction work related to the renovation of our hotel properties. For the first six months of 2003, and for all of 2002, HHMLP paid Hersha Construction Company $0, and $4,000, respectively. Hersha Construction Company is not HHMLP’s only provider of these services and must bid with a number of unaffiliated providers for our business.

Payments to Hersha Hotel Supply Company

HHMLP has purchased hotel supplies for our hotel properties from time to time from Hersha Hotel Supply Company, currently owned by Hasu P. Shah, Jay H. Shah, Neil Shah, Kiran P. Patel, K.D. Patel and other investors. For the first six months of 2003 and for all of 2002, HHMLP paid Hersha Hotel Supply Company $220,100 and $957,000, respectively. Hersha Hotel Supply Company is not HHMLP’s only provider of hotel supplies and must bid with a number of unaffiliated suppliers for our business.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of Class A and Class B common shares by (i) each shareholder known by us to beneficially own more than five percent of our common shares, (ii) each of our trustees and executive officers, (iii) all of our trustees and executive officers as a group, and (iv) third party investors in our operating partnership, each as of August 31, 2003. Unless otherwise indicated, all shares are owned directly, and the indicated person has sole voting and investment power.

The number of outstanding Class A common shares at August 31, 2003 was 2,578,703. This table assumes that (i) all limited partnership units held by such person or group of persons are redeemed for Class B common shares or, in the case of CNL, exchanged for Class A common shares; (ii) all Class B common shares are converted into Class A common shares on a one-for-one basis; and (iii) all warrants held by such person are exercised for Class A common shares. The total number of shares outstanding used in calculating the percentage assumes that none of the limited partnership units or warrants held by other persons are redeemed for Class B common shares or exercised for Class A common shares, respectively. Limited partnership units generally are not redeemable for Class B common shares until at least one year following the issuance of such units. Class B common shares automatically will be converted into Class A common shares upon the earlier of (i) the date that is 15 trading days after we send notice to the holders of the Class A common shares that their priority period with respect to dividends and liquidation will terminate in 15 trading days, provided that the closing bid price of the Class A common shares is at least $7.00 on each trading day during the 15-day period, or (ii) January 26, 2004.

	Before Offering		After Offering
Name of Beneficial Owner	Number of Shares	Percent of Class	Number of Shares	Percent of Class

CNL Hospitality Partners, L.P. CNL Center at City Commons 450 South Orange Avenue Orlando, Florida 32801-3336(1)	4,008,601	60.9%	4,008,601	26.6%

Nayana Gandhi(2)	500,724	16.3%	219,576	1.9%

Officers and Trustees:

Hasu P. Shah(3)	808,123	23.9%	808,123	6.8%
Neil H. Shah(3)	690,905	21.1%	690,905	5.9%
Jay H. Shah(3)	742,719	22.4%	742,719	6.3%
K.D. Patel(3)(4)	644,590	20.0%	282,393	2.5%
Kiran P. Patel(3)	377,265	12.8%	377,265	3.3%
David L. Desfor(5)	120,786	4.5%	120,786	1.1%
Ashish R. Parikh	2,500	(6)	2,500	(6)
John M. Sabin	500	(6)	500	(6)
Thomas S. Capello	3,000	(6)	3,000	(6)
Donald J. Landry	—	—	—	—
Michael A. Leven	2,500	(6)	2,500	(6)
William Lehr Jr.	1,610	(6)	1,610	(6)
Shreenathji Enterprises, Ltd.(3)(7)	48,158	(6)	48,158	(6)

Total for all officers and trustees (12 persons)(8)	3,442,656	57.3%	3,080,459	21.8%

Third party investor unitholders (five persons)	1,668,977	39.3%	731,174	6.2%

(1)	Reflects information filed on September 5, 2003 with the Securities and Exchange Commission on Schedule 13D by CNL Hospitality Partners, L.P., CNL Hospitality GP Corp., and CNL Hospitality Properties, Inc. CNL has sole dispositive and voting power over all 4,008,601 shares, which consists of (a) 2,816,460 Class A common shares issuable upon exchange of 190,266 Series A Preferred Partnership Units in our operating partnership and (b) 1,192,141 Class A common shares issuable upon exchange of CNL’s interest in our joint venture. CNL may only vote its shares to the extent they do not exceed 40% of the total issued and outstanding common shares. See “CNL Strategic Alliance.”
(2)	Represents 375 Class A common shares and 500,349 common limited partnership units owned by Nayana Gandhi. Mrs. Gandhi proposes to redeem 281,148 common limited partnership units in connection with this offering.
(3)	Represents limited partnership units owned by such person.
(4)	Mr. K.D. Patel proposes to redeem 362,197 common limited partnership units in connection with this offering.
(5)	Represents 1,800 Class A common shares and 118,986 common limited participating units owned by Mr. Desfor.

(6)    Less than 1%.

(7)	An entity in which Hasu P. Shah, Neil H. Shah, Jay H. Shah, K.D. Patel and Kiran P. Patel collectively own a 75% interest.
(8)	Includes the 48,158 limited partnership units owned by Shreenathji Enterprises, Ltd.

CNL STRATEGIC ALLIANCE

The following summary of the terms of the CNL strategic alliance does not purport to be complete and is subject to and qualified in its entirety by reference to the described agreements, which are exhibits to the Registration Statement of which this Prospectus is a part. See “Where You Can Find More Information.”

In April of 2003, we entered into a strategic alliance with CNL Hospitality Partners, L.P., a subsidiary of CNL Hospitality Properties, Inc. CNL is a public company, which has been one of the most active investors in lodging properties over the past several years. Since its inception in 1996, CNL has invested over $2.2 billion in hotel properties. The strategic alliance positions us as one of CNL’s preferred partners for investing in mid-scale hotels. Our agreement with CNL provides that it will invest up to $25 million in our operating partnership and up to $40 million in a newly formed hotel acquisition joint venture. CNL has currently invested $19 million in our operating partnership and $8 million in the joint venture, which acquired its first hotel, the Hampton Inn Chelsea, New York, New York, on August 29, 2003.

Investment in Series A Convertible Preferred Units of Our Operating Partnership

On April 21 and May 21, 2003, CNL purchased a total of 150,000 units of a newly created series of convertible preferred limited partnership units of our operating partnership (the “Series A Convertible Preferred Units”) in exchange for CNL’s payment of $15,000,000 in cash, net of certain transaction costs. CNL purchased an additional 40,266 Series A Convertible Preferred Units on August 29, 2003, for approximately $4 million. CNL may be obligated to purchase up to an additional 59,734 Series A Convertible Preferred Units, also at a per unit price of $100.00.

Dividends

Each Series A Convertible Preferred Unit provides for a quarterly cumulative preferred dividend of 10.5% per annum on the $100 original issue price per share and a liquidation value of $100 per share, plus any accrued but unpaid dividends.

Preemptive Rights

Each Series A Convertible Preferred Unit has preemptive rights during the three-year period after their date of issuance in the event our operating partnership sells additional partnership units, provided that no such approval shall be required in the event of (i) an issuance of common operating partnership units in exchange for a contribution of properties to the operating partnership approved by our Board of Trustees, (b) the issuance of operating partnership units in connection with an approved employee benefit plan, including issuance of partnership units to our company in connection with the issuance of up to 650,000 Class A common shares pursuant to an approved employee benefit plan, or (c) the issuance of operating partnership units to our company in connection with the issuance of Class A common shares pursuant to a dividend reinvestment plan.

Exchange and Conversion

Each Series A Convertible Preferred Unit is exchangeable or convertible at the option of its holder for either (i) one Series A Preferred Share or (ii) approximately 14.8 Class A common shares or ordinary operating partnership units, based on an initial conversion price of $6.7555 per Class A common share or ordinary operating partnership unit. The initial conversion price represents the volume weighted average closing price for the Class A common shares for the 20 trading days preceding April 21, 2003. The exchange or conversion price is subject to anti-dilution adjustments upon the occurrence of certain events, including share splits and combinations, reclassifications, reorganizations, mergers, consolidations or asset sales, or the sale of Class A common shares or operating partnership units below 85% of the then effective conversion or exchange price (initially $5.74).

Redemption

Upon a vote of a majority of the members of our Board of Trustees, we may redeem all or any part of the outstanding Series A Convertible Preferred Units for a per Unit redemption price equal to the sum of the original issue price, all accrued but unpaid dividends and a premium which is initially $10.50 per unit and declines annually on a straight line basis over a ten-year period. A Series A Convertible Preferred Unit holder who has received a redemption notice will have the opportunity in lieu of redemption to exchange or convert its Series A Convertible Preferred Units into Series A Preferred Shares, Class A common shares or ordinary operating partnership units.

Voting Rights

The holders of Series A Convertible Preferred Units have the right to vote as a single class with holders of ordinary operating partnership interests on all matters upon which they are entitled to vote. The holders of operating partnership units are entitled to a number of votes equal to the number of Class A common shares for which their units would then be exchangeable.

Approval Rights

We must obtain the approval of the holders of a majority of the Series A Convertible Preferred Units to effect the following actions:

•	any creation, or increase in number of, securities senior to the Series A Convertible Preferred Units;

•	the issuance of any class or series of equity interest in our operating partnership prior to the first to occur of (i) the issuance of an aggregate of 250,000 Series A Convertible Preferred Units in accordance with the terms of the CNL strategic alliance or (ii) certain terminating events defined in the agreement pursuant to which CNL purchased its Series A Convertible Preferred Units; provided that no such approval shall be required in the event of (i) an issuance of common operating partnership units in exchange for a contribution of properties to the operating partnership approved by our Board of Trustees, (b) the issuance of operating partnership units in connection with an approved employee benefit plan, including issuance of partnership units to our company in connection with the issuance of up to 650,000 Class A common shares pursuant to an approved employee benefit plan, or (c) the issuance of operating partnership units to our company in connection with the issuance of Class A common shares pursuant to a dividend reinvestment plan;

•	during any period when distributions with respect to the Series A Convertible Preferred Units are in arrears, any purchase, redemption or other acquisition for value (or payment into or setting aside as a sinking fund for such purpose) of any operating partnership units junior to the Series A Convertible Preferred Units;

•	during any period when distributions with respect to the Series A Convertible Preferred Units are in arrears, any action that results in the declaration or payment of distributions, direct or indirect on account of any junior units;

•	any action that results in any amendment, alteration, or repeal (by merger or consolidation or otherwise) of any provisions of the amendment to the operating partnership agreement designating the Series A Convertible Preferred Units, any provisions of our Declaration of Trust, as amended, or our By-laws which eliminates, amends or affects any term (adversely or otherwise) of the Series A Preferred Shares and/ or the Class A common shares or shares of any series ranking senior to the Series A Preferred Shares, including, without limitation, the redemption, dividend, voting, preemptive, anti-dilution and other powers, rights and preferences of such shares or adversely affects any holder thereof;

•

any action where our company or the operating partnership or any of our or its material subsidiaries files any voluntary, or consents to the filing of any involuntary, petition for relief under title 11 of the United

States Code or any successor statute or under any reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law with respect to our company, the operating partnership or any of our or its subsidiaries;

•	any action where our company, the operating partnership or any of our material subsidiaries appoints or consents to, or acquiesces in, the appointment of a receiver, conservator, trustee or other similar official charged with the administration, control, management, operation, liquidation, dissolution or valuation of our company, the operating partnership or any of our or its material subsidiaries, or any of their respective businesses or assets; and

•	any agreement to do any of the transactions set forth above.

We are also required to obtain the approval of the holders of a majority of the Series A Convertible Preferred Units to effect the following actions, but only for so long as the holders of Series A Convertible Preferred Units hold in the aggregate that number of Series A Convertible Preferred Units, Class A common shares and any other class or series of our equity that represents, on an as converted or exchanged basis, at least five percent of the Class A common shares then outstanding on a fully diluted basis, assuming the conversion or exchange for Class A common shares of all convertible or exchangeable securities of our company and our operating partnership:

•	any action where our company or the operating partnership merges with or into or consolidates with any other entity, but excluding any merger effected exclusively for the purpose of changing the domicile of our company or the operating partnership;

•	any action where the operating partnership or any of its subsidiaries directly or indirectly sells, leases, transfers, conveys or assigns (whether in a single transaction or series of related transactions) all or substantially all of its assets, other than transactions involving leases by the operating partnership of its hotel properties in the ordinary course of its business;

•	all transactions involving our company or the operating partnership of the type referred in paragraph (a) of Rule 145 under the Securities Act of 1933, as amended, and all transactions involving our company or the operating partnership constituting a change-in-control within the meaning of Rule 14(f) under the Securities Exchange Act of 1934, as amended;

•	any action where our company, the operating partnership or any of our or its subsidiaries, or HHMLP, on the one hand, engages in any transaction with an affiliate of our company or the operating partnership on the other hand, provided, however, to the extent such transactions are of the type which, but for their affiliated nature, would fall within the ordinary course of business and day-to-day affairs of the operating partnership, such actions need not be approved on a transaction-by-transaction basis but may be entered into pursuant to annual budgets and purchase plans approved by the holders of the Series A Convertible Preferred Units. For purposes of these provisions, “affiliate” has the meaning set forth in Rule 12b-2 of the Exchange Act and includes, without limitation, (a) the trustees and senior officers of our company, the operating partnership or any of our or its subsidiaries, his or her spouse, parent, sibling, mother-in-law, father-in-law, brother-in-law, sister-in-law, aunt, uncle, or first cousin, (b) any person directly or indirectly owning, controlling or holding the power to vote 5% or more of the outstanding voting securities of our company, the operating partnership or any of our or its subsidiaries, and (c) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by our company, the operating partnership or any of our or its subsidiaries;

•	for our company, the operating partnership or any of our or its subsidiaries to engage in any business where either the operation of such business or ownership of the assets related to such business will result in our company failing to satisfy the provisions of Section 856 of the Internal Revenue Code;

•	conducting any business activities or the ownership of any asset of our company (other than operating partnership interests) in each case other than through the operating partnership or one or more subsidiary partnerships as contemplated by the operating partnership agreement; and

•	admission of a substitute or additional general partner of the operating partnership.

We are not required to obtain the approval of the Series A Convertible Preferred Unit holders regarding any of the foregoing actions if such action provides that all holders of Series A Convertible Preferred Units shall as a result of and simultaneously with such action receive no less than the liquidation preference plus the applicable premium to which such Units are entitled under the operating partnership agreement.

Series A Preferred Shares

The Series A Preferred Shares, into which the Series A Convertible Preferred Units are exchangeable, entitle the holders thereof to substantially similar rights as those attendant to the Series A Convertible Preferred Units in our operating partnership with respect to dividends, preemptive rights and redemption by us. In addition, holders of the Series A Preferred Shares have substantially similar approval rights as those held by holders of the Series A Convertible Preferred Units.

Each Series A Preferred Share is convertible at the option of its holder into approximately 14.8 Class A common shares, based on an initial conversion price of $6.7555 per Class A common share and subject to anti-dilution adjustments upon the occurrence of certain events, including share splits and combinations, reclassifications, reorganizations, mergers, consolidations or asset sales, or the sale of Class A common shares or limited partnership units below 85% of the then effective conversion price (initially $5.74).

Subject to the terms of the standstill agreement described below, holders of Series A Preferred Shares have the right to vote, on an as converted basis, and as a single class, with holders of our Class A common shares on all matters other than the designation, election or removal of trustees. The holders of a majority of the outstanding Series A Preferred Shares have the right to nominate an observer to our Board of Trustees. For so long as the holders of Series A Preferred Shares hold at least five percent of the Class A common shares on an as-converted and fully diluted basis, a majority of the Series A Preferred Share holders will have the right, voting as a separate class, to nominate and elect at least one member of our Board of Trustees, and in no event less than 11.1% of the total members of the Board of Trustees, if (i) they receive a favorable ruling from the Internal Revenue Service which permits CNL to continue to qualify as a REIT under certain circumstances, (ii) there is a change in the law providing for relief comparable to that sought from the IRS as described in clause (i) above, (iii) they receive an opinion of counsel consistent with such relief or (iv) there is a transfer of the Series A Convertible Preferred Units whereby the holder of a majority of the Series A Preferred Shares was a transferee of Series A Convertible Preferred Units which were converted into Series A Preferred Shares and could hold such shares without causing such holder to violate certain IRS rules relating to qualifying as a REIT. In addition, upon the failure of our company or our operating partnership to pay two consecutive dividends or distributions on the Series A Preferred Shares or the Series A Convertible Preferred Units, or our failure to maintain its status as a REIT, the holders of the Series A Preferred Shares will have the right to nominate and elect 40% of the members of our Board of Trustees.

Excepted Holder Agreement

In connection with the strategic alliance, we and CNL entered into an Excepted Holder Agreement pursuant to which we exempted CNL from compliance with the 9.9% ownership limitation regarding any class or series of our equity securities set forth in our Declaration of Trust. Under the Excepted Holder Agreement, and in compliance with its terms, CNL may own up to 100% of the outstanding Series A Preferred Shares and up to 60% of the outstanding Class A common shares (assuming redemption of the outstanding common limited partnership units for Class A common shares), provided that the 60% ownership limit will rise to 100% if our company or our operating partnership fails to pay in full for two consecutive calendar quarters the dividends or distributions due on the Series A Preferred Shares and Series A Convertible Preferred Units or if we fail to maintain our status as a real estate investment trust.

Standstill Agreement

We have entered into a Standstill Agreement with CNL pursuant to which CNL and its affiliates have agreed not to acquire any additional securities of ours other than as contemplated by the CNL transaction, participate in any solicitation of proxies, call meetings of our shareholders, seek representation on our Board of Trustees or vote its securities in excess of 40% of the total issued and outstanding voting shares. Securities of ours owned by CNL in excess of the 40% limit are voted by proxy in the same manner and proportion as the Class A common shares held by all other holders. The Standstill Agreement provides that it will remain in effect until April 21, 2009 unless terminated earlier by CNL upon:

•	the failure by our company or our operating partnership to pay two consecutive quarterly dividends or distributions on the Series A Preferred Shares or the Series A Convertible Preferred Units;

•	our failure to maintain our status as a REIT;

•	another person acquiring beneficial ownership in excess of 9.9% of our equity shares that are issued and outstanding;

•	our Board of Trustees authorizing certain business combinations involving us;

•	another person’s submission of a proposal to us relating to such business combinations that is not rejected by our Board as not in the best interests of our shareholders;

•	in connection with any business combination, our removal of any impediments in our Declaration of Trust or Bylaws to any business combination;

•	CNL’s ownership of our securities, on a fully diluted basis, decreases to less than 9.9% of the Class A common shares then outstanding, on a fully diluted basis and the termination of the Excepted Holder Agreement or other exception to the ownership limit set forth in our Declaration of Trust applicable to CNL and its affiliates; and

•	the material failure by our company or our operating partnership to comply with any of the terms of the Series A Preferred Shares or the Series A Convertible Preferred Units.

Upon the occurrence of any of the aforementioned events, the 60% ownership limit on CNL’s ability to acquire Class A common shares set forth in the Excepted Holder Agreement and the restrictions set forth in the Standstill Agreement on CNL’s ability to acquire additional securities of our company will terminate and CNL will be permitted to acquire any amount of additional securities of our company or our operating partnership.

Registration Rights

We have also entered into a Registration Rights Agreement with CNL pursuant to which CNL may, subject to certain cutbacks and restrictions, cause us to register the Class A common shares and Series A Preferred Shares owned by CNL under the Securities Act of 1933, as amended, and under state securities laws of any jurisdiction requested by CNL. In connection with this offering, CNL has agreed not to exercise these registration rights for a period of 120 days following the date of this prospectus.

Hotel Acquisition Joint Venture

We have also have formed a joint venture limited partnership with CNL, in which our operating partnership is serving as the sole general partner and in which CNL is the sole limited partner. The joint venture agreement provides that CNL will invest up to $40 million, and HT will invest up to $20 million in the joint venture to acquire hotel real estate assets approved by an investment committee comprised of an equal number of representatives from Hersha and CNL. The investments in the joint venture will be subject to satisfaction of the conditions to closing set forth in the joint venture agreement.

On August 29, 2003, the joint venture made its first acquisition, the Chelsea Hampton Inn, New York, New York and accepted a $4 million capital contribution from us and an $8 million capital contribution from CNL.

Net cash flow from operations of the joint venture will be distributed: first, to CNL to provide a 10.5% per annum return on its unreturned capital contributions; second, to us to provide an annual administrative fee of .35% of the cost of the joint venture’s assets; third, to us to provide a 13% per annum return on our unreturned capital contributions; and thereafter to CNL and us in proportion to our respective capital contributions to the joint venture. Proceeds from a sale of a joint venture property or other capital event for the joint venture will be distributed: first, to CNL to return its capital contributions; second, to us to return our capital contributions; third, to CNL to provide a 10.5% annual return on its unreturned capital contributions; fourth, to us to provide a 13% annual return on our unreturned capital contributions; and thereafter to CNL and us according to our respective capital contributions.

CNL’s limited partnership interest in the joint venture generally will be exchangeable, at CNL’s option, for common limited partnership units of our operating partnership or Class A common shares, based on an initial exchange price of $6.7555 per share, subject to adjustment.

As part of the joint venture, until April 21, 2004, we must present all of our proposed acquisitions to the investment committee of the joint venture, and we may only acquire such acquisition directly if the investment committee or CNL fails to approve that acquisition for the joint venture.

DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

The following summary of the terms of our shares of beneficial interest does not purport to be complete and is subject to and qualified in its entirety by reference to our Declaration of Trust and Bylaws, copies of which are exhibits to the Registration Statement of which this Prospectus is a part. See “Where You Can Find More Information.”

General

Our Declaration of Trust provides that we may issue up to 50,000,000 Class A common shares of beneficial interest, $0.01 par value per share, 50,000,000 Class B common shares of beneficial interest, $0.01 par value per share, and 10,000,000 preferred shares of beneficial interest, $0.01 par value per share. As of August 31, 2003, 2,578,703 Class A common shares were issued and outstanding and no Class B common or preferred shares were issued and outstanding. Upon the termination of the priority period (which is the earlier of (i) the date that is 15 trading days after we send notice to the holders of the Class A common shares that their priority period with respect to dividends and liquidation will terminate in 15 trading days, provided that the closing bid price of the Class A common shares is at least $7.00 on each trading day during the 15-day period, or (ii) January 26, 2004), any outstanding Class B common shares will be automatically converted into Class A common shares on a one-for-one basis, subject to adjustment upon the occurrence of certain events. As permitted by the Maryland REIT Law, our Declaration of Trust contains a provision permitting our Board of Trustees, without any action by our shareholders, to amend the Declaration of Trust to increase or decrease the aggregate number of shares of beneficial interest or the number of shares of any class of shares of beneficial interest that we have authority to issue.

Our Declaration of Trust provides that none of our shareholders is personally liable for any of our obligations solely as a result of his status as a shareholder. Our Bylaws further provide that we shall indemnify each shareholder against any claim or liability to which the shareholder, subject to certain limitations, may become subject by reason of his being or having been a shareholder or former shareholder and that we shall pay or reimburse each shareholder or former shareholder for all legal and other expenses reasonably incurred by him in connection with any claim or liability.

The Class A Common Shares

General

The holders of the Class A common shares shall be entitled to priority rights for a priority period. The priority period will end on the earlier of: (i) the date that is 15 trading days after we send notice to the holders of the Class A common shares that their priority rights will terminate in 15 trading days, provided that the closing bid price of the Class A common shares is at least $7.00 on each trading day during such 15-day period; or (ii) January 26, 2004. Notwithstanding the foregoing, the priority period shall not end until the holders of the Class A common shares have received any accrued, but unpaid, priority distributions.

The priority rights consist of the dividend priority and the liquidation priority. These rights are subordinate to the dividend and liquidation priorities of the Series A Preferred Shares, none of which are currently outstanding.

Upon termination of the priority period: (i) the holders of the Class A common shares and Class B common shares will be entitled to their pro rata share of our dividends and amounts payable upon liquidation; and (ii) the Class B common shares automatically will be converted into Class A common shares on a one-for-one basis, subject to adjustment.

The Dividend Priority

The holders of the Class A common shares are entitled to receive dividends, when and as authorized by our Board of Trustees and declared by us, out of assets legally available for the payment of dividends. During the priority period, the holders of the Class A common shares are entitled to receive, prior to any distributions to either the holders of the operating partnership units or to the holders of the Class B common shares, cumulative dividends in an amount per Class A common share equal to $0.18 per quarter (or $0.72 per year). After the holders of the limited partnership units in our operating partnership and the Class B common shares have received an amount per limited partnership unit or per Class B common share equal to this priority distribution, the holders of the Class A common shares are entitled to receive any further distributions on a pro rata basis with the holders of the limited partnership units and the Class B common shares. After the termination of the priority period, the holders of the Class A common shares shall be entitled to receive any distributions on a pro rata basis with the holders of the common limited partnership units. The dividends paid to the holders of the Class A common shares are subject to the rights of any class or series of preferred shares, including the Series A Preferred Shares.

Any dividends payable on the Class A common shares for any period greater or less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the Class A common shares are cumulative from the most recent dividend payment date to which full dividends have been paid and will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized. Accrued but unpaid distributions on the Class A common shares do not bear interest and holders of the Class A common shares are not entitled to any distributions in excess of full cumulative distributions as described above.

During the priority period, no dividend may be declared or paid or other distribution of cash or other property declared or made directly by us or any person acting on behalf of us on any shares of beneficial interest that rank junior to the Class A common shares as to the payment of dividends or amounts upon liquidation, dissolution and winding up unless full cumulative dividends have been declared and paid or are contemporaneously declared and funds sufficient for payment set aside on the Class A common shares for all prior and contemporaneous dividend periods; provided, however, that if accumulated and accrued dividends on the Class A common shares for all prior and contemporaneous dividend periods have not been paid in full then any dividend declared on the Class A common shares for any dividend period and on any of our shares of beneficial interest that rank on parity with the Class A common shares as to the payment of dividends or amounts upon liquidation, dissolution and winding up will be declared ratably in proportion to accumulated, accrued and unpaid dividends on the Class A common shares and such shares that rank in parity.

No distributions on the Class A common shares shall be authorized by the Board of Trustees or paid or set apart for payment by us at such time as the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default there under, or if such authorization or payment shall be restricted or prohibited by law.

Any distribution payment made on the Class A common shares shall first be credited against the earliest accrued but unpaid distribution due with respect to such shares which remains payable.

If, for any taxable year, we elect to designate as “capital gain distributions” (as defined in Section 857 of the Code) any portion of the distributions paid or made available for the year to the holders of all classes of shares, then the portion of the capital gains distribution that will be allocable to the holders of Class A common shares will be the capital gains distribution amount multiplied by a fraction, the numerator of which will be the total distributions (within the meaning of the Code) paid or made available to the holders of the Class A common shares for the year and the denominator of which shall be the distributions paid or made available for the year to the holders of all classes of shares.

The Liquidation Priority

In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, during the priority period, the holders of the Class A common shares are entitled to receive, prior to any liquidating payments to the holders of the Class B common shares, $6.00 per Class A common share, plus any accumulated and unpaid priority distributions (whether or not declared) on the Class A common shares to the date of distribution. After the holders of the Class B common shares have received an amount equal to the liquidation preference of the Class A common shares plus any accumulated and unpaid priority distributions (whether or not declared) on the Class B common shares to the date of distribution, the holders of the Class A common shares shall share ratably with the holders of the Class B common shares in any of our assets. In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, after the priority period, the holders of the Class A common shares shall share ratably with the holders of the Class B common shares in our assets. The rights of the holders of the Class A common shares to liquidating payments shall be subject to rights of any class or series of preferred shares, including the Series A Preferred Shares.

If, upon our liquidation, dissolution or winding up, our assets, or proceeds thereof, distributable among the holders of the Class A common shares are insufficient to pay in full the liquidation preference and all accumulated and unpaid dividends with respect to any of the parity shares, then such assets or the proceeds thereof will be distributed among the holders of the Class A common shares and any such parity shares ratably in accordance with the respective amounts that would be payable on the Class A common shares and such parity shares if all amounts payable thereon were paid in full. None of (i) a consolidation or merger between us and another corporation, (ii) a statutory share exchange by us or (iii) a sale or transfer of all or substantially all of our assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary.

The Class B Common Shares

General

Subject to the preferential rights of the Class A common shares during the priority period or of the Series A Preferred Shares or of any other shares or series of beneficial interest and to the provisions of our Declaration of Trust regarding the restriction on the transfer of shares of beneficial interest, holders of Class B common shares are entitled to receive dividends on shares if, when and as authorized and declared by our Board of Trustees out of assets legally available therefor and to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding-up after payment of, or adequate provision for, all of our known debts and liabilities. In the event that during the priority period we at any time are unable to pay to the holders of the Class B common shares an amount per Class B common share equal to the priority distribution on the Class A common shares, the holders of the Class B common shares shall be entitled to receive such amounts from time to time so that the cumulative distributions received per Class B common share are equal to the cumulative priority distribution received per Class A common share. We shall pay such amounts at such subsequent dividend payment dates, if any, that we have cash available for distribution to shareholders to pay such dividends.

Holders of Class B common shares have no preference, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to the provisions of our Declaration of Trust regarding the restriction on transfer of shares of beneficial interest, the Class B common shares have equal voting, dividend, distribution, liquidation and other rights.

There are no Class B common shares outstanding. As of January 26, 2004, these priorities of the Class A common shares will expire and we will only have one class of common shares. We do not anticipate that any Class B common shares will be issued before such time. However, if any Class B common shares are issued, they will be converted into Class A common shares as described below.

Automatic Conversion

The Class B common shares will be converted automatically upon the termination of the priority period into authorized but previously unissued Class A common shares on a one-for-one basis, subject to adjustment as described below. A notice informing holders of the Class B common shares of such conversion will be mailed by us to the holders of record of the Class B common shares as of the dividend payment record date for the next dividend payable after the expiration of the priority period, together with the dividend payable on such shares, at their respective addresses as they appear on our share transfer records.

If the expiration of the priority period falls after a dividend payment record date and prior to the related payment date, the holders of the Class B common shares at the close of business on such record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date, notwithstanding the conversion of such shares prior to such dividend payment date.

Upon expiration of the priority period, each holder of Class B common shares will be, without any further action, deemed a holder of the number of Class A common shares, as the case may be, into which such Class B common shares are convertible. Fractional Class A common shares will not be issued upon conversion of the Class B common shares.

The conversion ratio is subject to adjustment upon certain events, including (i) the payment of dividends (and other distributions) payable in Class A common shares on any class of our shares of beneficial interest, (ii) subdivisions, combinations and reclassifications of Class A common shares and (iii) distributions to all holders of Class A common shares of evidences of our indebtedness or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to in clause (i) or (ii) above and dividends and distributions paid in cash). In addition to the foregoing adjustments, we are permitted to make such reductions in the conversion ratio as we consider to be advisable in order that any event treated for Federal income tax purposes as a dividend of Class A common shares or share rights will not be taxable to the holders of the Class B common shares or, if that is not possible, to diminish any income taxes that are otherwise payable because of such event.

No adjustment of the conversion ratio is required to be made in any case until cumulative adjustments amount to 1% or more of the conversion ratio. Any adjustments not so required to be made will be carried forward and taken into account in subsequent adjustments.

Voting Rights of Class A Common Shares and Class B Common Shares

The holders of the Class A common shares and the Class B common shares have identical voting rights and vote together as a single class.

Subject to the provisions of the Declaration of Trust regarding the restriction of the transfer of shares of beneficial interest, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees. There is no cumulative voting in the election of trustees, which means that the holders of a majority of the outstanding common shares, voting as a single class, can elect all of the trustees then standing for election and the holders of the remaining shares are not able to elect any trustees.

Under the Maryland REIT Law, a Maryland REIT generally cannot amend its declaration of trust or merge unless approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the REIT’s declaration of trust subject to the terms of any other class or series of shares of beneficial interest. Our Declaration of Trust provides for approval by a majority of all the votes entitled to be cast on the matter in all situations permitting or requiring action by the shareholders except with respect to: (a) our intentional disqualification as a REIT or revocation of our election to be taxed as a REIT (which requires the affirmative vote of two-thirds of the number of common shares entitled to vote on such matter at a meeting of our shareholders); (b) the election of trustees (which requires a plurality of all the votes cast at a meeting of our shareholders at which a quorum is present); (c) the removal of trustees (which requires the affirmative vote of the holders of two-thirds of our outstanding voting shares); (d) the amendment or repeal of certain designated sections of the Declaration of Trust (which require the affirmative vote of two-thirds of the outstanding shares entitled to vote on such matters); (e) the amendment of the Declaration of Trust by shareholders (which requires the affirmative vote of a majority of votes entitled to be cast on the matter, except under certain circumstances specified in the Declaration of Trust that require the affirmative vote of two-thirds of all the votes entitled to be cast on the matter); and (f) our termination (which requires the affirmative vote of two-thirds of all the votes entitled to be cast on the matter). Under the Maryland REIT Law, a declaration of trust may permit the trustees by a two-thirds vote to amend the declaration of trust from time to time to qualify as a REIT under the Code or the Maryland REIT Law without the affirmative vote or written consent of the shareholders. Our Declaration of Trust permits such action by a majority vote of the trustees. As permitted by the Maryland REIT Law, our Declaration of Trust contains a provision permitting our trustees, without any action by our shareholders, to amend the Declaration of Trust to increase or decrease the aggregate number of shares of beneficial interest or the number of shares of any class of shares of beneficial interest that we have authority to issue.

Preferred Shares

The Declaration of Trust authorizes our Board of Trustees to classify any unissued preferred shares and to reclassify any previously classified but unissued preferred shares of any series from time to time in one or more series, as authorized by the Board of Trustees. Prior to issuance of shares of each series, the Board of Trustees is required by the Maryland REIT Law and our Declaration of Trust to set for each such series, subject to the provisions of our Declaration of Trust regarding the restriction on transfer of shares of beneficial interest, the terms, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series. Thus, our Board of Trustees could authorize the issuance of preferred shares with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control in us that might involve a premium price for holders of common shares or otherwise be in their best interest.

The Series A Preferred Shares

On April 21, 2003, in connection with the CNL transaction, our Board of Trustees classified and designated 350,000 preferred shares of beneficial interest as Series A Preferred Shares of beneficial interest, par value $.01 per share. The Series A Convertible Preferred Units held by CNL in our operating partnership are exchangeable for our Series A Preferred Shares on a one for one basis. As of the date hereof, no preferred shares are outstanding. The Series A Preferred Shares are senior to all classes of common shares, including the Class A common shares and the Class B common shares, as to payment of dividends, distributions of assets upon liquidation, dissolution or winding-up, whether voluntary or involuntary, or otherwise.

The terms of the Series A Preferred Shares are described in more detail under the heading “CNL Strategic Alliance—Investment in Series A Convertible Preferred Units of Our Operating Partnership.”

Classification or Reclassification of Common Shares or Preferred Shares

Our Declaration of Trust authorizes the Board of Trustees to classify or reclassify any unissued common shares or preferred shares into one or more classes or series of shares of beneficial interest by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or distributions, qualifications or terms or conditions of redemption of such new class or series of shares of beneficial interest.

Restrictions on Ownership and Transfer

Our Declaration of Trust, subject to certain exceptions described below, provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% of (i) the number of outstanding common shares of any class or series of common shares or (ii) the number of outstanding preferred shares of any class or series of preferred shares. For this purpose, a person includes a “group” and a “beneficial owner” as those terms are used for purposes of Section 13(d)(3) of the Exchange Act. Any transfer of common or preferred shares that would (i) result in any person owning, directly or indirectly, common or preferred shares in excess of the ownership limitation, (ii) result in the common and preferred shares being owned by fewer than 100 persons (determined without reference to any rules of attribution), (iii) result in us being “closely held” within the meaning of Section 856(h) of the Code, or (iv) cause us to own, actually or constructively, 10% or more of the ownership interests in a tenant of our or our partnership’s real property, within the meaning of Section 856(d)(2)(B) of the Code, will be null and void, and the intended transferee will acquire no rights in such common or preferred shares.

Subject to certain exceptions described below, any common shares or preferred shares the purported transfer of which would (i) result in any person owning, directly or indirectly, common shares or preferred shares in excess of the ownership limitation, (ii) result in the common shares and preferred shares being owned by fewer than 100 persons (determined without reference to any rules of attribution), (iii) result in our being “closely held” within the meaning of Section 856(h) of the Code, or (iv) cause us to own, actually or constructively, 10% or more of the ownership interests in a tenant of our or our partnership’s real property, within the meaning of Section 856(d)(2)(B) of the Code, will be designated as “shares-in-trust” and transferred automatically to a trust effective on the day before the purported transfer of such common shares or preferred shares. The record holder of the common or preferred shares that are designated as shares-in-trust will be required to submit such number of common shares or preferred shares to us for registration in the name of the trust. The trustee will be designated by us, but will not be affiliated with us. The beneficiary of a trust will be one or more charitable organizations that are named by us.

Shares-in-trust will remain issued and outstanding common shares or preferred shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The trust will receive all dividends and distributions on the shares-in-trust and will hold such dividends or distributions in trust for the benefit of the beneficiary. The trust will vote all shares-in-trust. The trust will designate a permitted transferee of the shares-in-trust, provided that the permitted transferee (i) purchases such shares-in-trust for valuable consideration and (ii) acquires such shares-in-trust without such acquisition resulting in a transfer to another trust.

The prohibited owner with respect to shares-in-trust will be required to repay to the record holder the amount of any dividends or distributions received by the prohibited owner (i) that are attributable to any shares-in-trust and (ii) the record date of which was on or after the date that such shares became shares-in-trust. The prohibited owner generally will receive from the record holder the lesser of (i) the price per share such prohibited owner paid for the common shares or preferred shares that were designated as shares-in-trust (or, in the case of a gift or devise, the market price (as defined below) per share on the date of such transfer) or (ii) the price per share received by the record holder from the sale of such shares- in-trust. Any amounts received by the record holder in excess of the amounts to be paid to the prohibited owner will be distributed to the beneficiary.

The shares-in-trust will be deemed to have been offered for sale to us, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that created such shares-in-trust (or, in the case of a gift or devise, the market price per share on the date of such transfer) or (ii) the market price per share on the date that we, or our designee, accepts such offer. We will have the right to accept such offer for a period of 90 days after the later of (i) the date of the purported transfer which resulted in such shares-in-trust or (ii) the date we determine in good faith that a transfer resulting in such shares-in-trust occurred.

“Market price” on any date shall mean the average of the last quoted sale price as reported by the American Stock Exchange for the five consecutive trading days (as defined below) ending on such date.

Any person who acquires or attempts to acquire common or preferred shares in violation of the foregoing restrictions, or any person who owned common or preferred shares that were transferred to a trust, will be required (i) to give immediately written notice to us of such event and (ii) to provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.

All persons who own, directly or indirectly, more than 5% (or such lower percentages as required pursuant to regulations under the Code) of the outstanding common and preferred shares must, within 30 days after December 31 of each year, provide to us a written statement or affidavit stating the name and address of such direct or indirect owner, the number of common and preferred shares owned directly or indirectly, and a description of how such shares are held. In addition, each direct or indirect shareholder shall provide to us such additional information as we may request in order to determine the effect, if any, of such ownership on our status as a REIT and to ensure compliance with the ownership limitation.

The ownership limitation generally does not apply to the acquisition of common or preferred shares by an underwriter that participates in a public offering of such shares. In addition, the trustees, upon receipt of advice of counsel or other evidence satisfactory to the trustees, in their sole and absolute discretion, may, in their sole and absolute discretion, exempt a person from the ownership limitation under certain circumstances. The foregoing restrictions continue to apply until (i) the trustees determine that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT and (ii) there is an affirmative vote of two-thirds of the number of common and preferred shares entitled to vote on such matter at a regular or special meeting of our shareholders.

We granted CNL a limited waiver of these ownership limitations which allows CNL to own 100% of the outstanding Series A Preferred Shares and up to 60% of the outstanding Class A common shares on a fully diluted basis, subject to CNL’s compliance with certain representations and warranties. See “CNL Strategic Alliance.”

All certificates representing common or preferred shares bear a legend referring to the restrictions described above.

This ownership limitation could have the effect of delaying, deferring or preventing a change in control or other transaction in which holders of some, or a majority, of shares of common shares might receive a premium for their shares of common shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

Other Matters

Our transfer agent and registrar for our Class A common shares is Wachovia Securities, N.A., Charlotte, North Carolina.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR DECLARATION

OF TRUST AND BYLAWS

Classification of the Board of Trustees

Our Bylaws provide that the number of our trustees may be established by the Board of Trustees but may not be fewer than three nor more than nine. As of August 31, 2003, we have seven trustees. The trustees may increase or decrease the number of trustees by a vote of at least 80% of the members of the Board of Trustees, provided that the number of trustees shall never be less than the number required by Maryland law and that the tenure of office of a trustee shall not be affected by any decrease in the number of trustees. Any vacancy will be filled, including a vacancy created by an increase in the number of trustees, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining trustees or, if no trustees remain, by a majority of our shareholders.

Pursuant to our Declaration of Trust, the Board of Trustees is divided into two classes of trustees. Trustees of each class are chosen for two-year terms and each year one class of trustees will be elected by the shareholders. We believe that classification of the Board of Trustees helps to assure the continuity and stability of our business strategies and policies as determined by the trustees. Holders of common shares have no right to cumulative voting in the election of trustees. Consequently, at each annual meeting of shareholders, the holders of a majority of the common shares are able to elect all of the successors of the class of trustees whose terms expire at that meeting.

The classified board provision could have the effect of making the replacement of incumbent trustees more time consuming and difficult. The staggered terms of trustees may delay, defer or prevent a tender offer or an attempt to change control in us or other transaction that might involve a premium price for holders of common shares that might be in the best interest of the shareholders.

Removal of Trustees

The Declaration of Trust provides that a trustee may be removed with or without cause upon the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of trustees. This provision, when coupled with the provision in the Bylaws authorizing the Board of Trustees to fill vacant trusteeships, precludes shareholders from removing incumbent trustees, except upon a substantial affirmative vote, and filling the vacancies created by such removal with their own nominees.

Business Combinations

Under Maryland law, certain business combinations between us and any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our shares, an affiliate of ours who, at any time within the previous two years was the beneficial owner of 10% or more of the voting power of our shares (who the statute terms an “interested shareholder”), or an affiliate of an interested shareholder, are prohibited for five years after the most recent date on which they became interested shareholders. The business combinations that are subject to this law include mergers, consolidations, share exchanges or, in certain circumstances, asset transfers or issuances or reclassifications of equity securities. After the five-year period has elapsed, a proposed business combination must be recommended by the Board of Trustees and approved by the affirmative vote of at least:

•	80% of our outstanding voting shares; and

•	two-thirds of the outstanding voting shares, excluding shares held by the interested shareholder,

unless, among other conditions, the shareholders receive a fair price, as defined by Maryland law, for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares.

These provisions do not apply, however, to business combinations that the Board of Trustees approves or exempts before the time that the interested shareholder becomes an interested shareholder.

Pursuant to a resolution of our Board of Trustees, CNL’s ownership of our securities are exempt from the Maryland Business Combination Statute.

Control Share Acquisitions

Maryland law provides that “control shares” acquired in a “control share acquisition” have no voting rights unless approved by a vote of two-thirds of our outstanding voting shares, excluding shares owned by the acquiror or by officers or directors who are employees of ours. “Control shares” are voting shares which, if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power, other than by revocable proxy, would entitle the acquiring person to exercise voting power in electing trustees within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions, including an undertaking to pay expenses, may compel our Board of Trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, we may present the question at any shareholders’ meeting.

If voting rights are not approved at the shareholders’ meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined without regard to the absence of voting rights for the control shares and as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a shareholders’ meeting, and as a result thereof the acquiror may then vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved or exempted by our Declaration of Trust or Bylaws.

Our Bylaws contain a provision exempting from the control share acquisition act any and all acquisitions by any person of our shares. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Amendment

Our Declaration of Trust provides that it may be amended with the approval of at least a majority of all of the votes entitled to be cast on the matter, but that certain provisions of the Declaration of Trust regarding (i) our Board of Trustees, including the provisions regarding independent trustee requirements, (ii) the restrictions on transfer of the common shares and the preferred shares, (iii) amendments to the Declaration of Trust by the trustees and our shareholders and (iv) our termination may not be amended, altered, changed or repealed without the approval of two-thirds of all of the votes entitled to be cast on these matters. In addition, the Declaration of Trust provides that it may be amended by the Board of Trustees, without shareholder approval to (a) increase or decrease the aggregate number of shares of beneficial interest or the number of shares of any class of beneficial interest that the Trust has authority to issue or (b) qualify as a REIT under the Code or under the Maryland REIT law. Our Bylaws may be amended or altered exclusively by the Board of Trustees.

Limitation of Liability and Indemnification

Our Declaration of Trust limits the liability of our trustees and officers for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the trustees or others that was material to the cause of action adjudicated.

Our Declaration of Trust authorizes us, to the maximum extent permitted by Maryland law, to indemnify, and to pay or reimburse reasonable expenses to, any of our present or former trustees or officers or any individual who, while a trustee or officer and at our request, serves or has served another entity, employee benefit plan or any other enterprise as a trustee, director, officer, partner or otherwise. The indemnification covers any claim or liability against the person. Our Bylaws and Maryland law require us to indemnify each trustee or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service to us.

Maryland law permits a Maryland real estate investment trust to indemnify its present and former trustees and officers against liabilities and reasonable expenses actually incurred by them in any proceeding unless:

•	the act or omission of the trustee or officer was material to the matter giving rise to the proceeding; and

•	was committed in bad faith; or

•	was the result of active and deliberate dishonesty; or

•	in a criminal proceeding, the trustee or officer had reasonable cause to believe that the act or omission was unlawful.

However, a Maryland real estate investment trust may not indemnify for an adverse judgment in a derivative action. Our Bylaws and Maryland law require us, as a condition to advancing expenses in certain circumstances, to obtain:

•	a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; and

•	a written undertaking to repay the amount reimbursed if the standard of conduct was not met.

Certain Provisions of Maryland Law

Maryland law also provides that Maryland real estate investment trust that are subject to the Exchange Act and have at least three outside trustees can elect by resolution of the Board of Trustees to be subject to some corporate governance provisions that may be inconsistent with the real estate investment trust declaration of trust and bylaws. Under the applicable statute, a board of trustees may classify itself without the vote of shareholders. A board of trustees classified in that manner cannot be altered by amendment to the declaration of trust of the real estate investment trust. Further, the board of trustees may, by electing into applicable statutory provisions and notwithstanding the declaration of trust or bylaws:

•	provide that a special meeting of shareholders, will be called only at the request of shareholders, entitled to cast at least a majority of the votes entitled to be cast at the meeting,

•	reserve for itself the right to fix the number of trustees,

•	provide that a trustee may be removed only by the vote of the holders of two-thirds of the shares entitled to vote, and

•	retain for itself sole authority to fill vacancies created by the death, removal or resignation of a trustee.

In addition, a trustee elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of shareholders. A board of trustees may implement all or any of these provisions without amending the declaration of trust or bylaws and without shareholder approval. A real estate investment trust may be prohibited by its declaration of trust or by resolution of its board of trustees from electing any of the provisions of the statute. We are is not prohibited from implementing any or all of the statute. If implemented, these provisions could discourage offers to acquire the our shares and could increase the difficulty of completing an offer.

Possible Anti-takeover Effect of Certain Provisions of Maryland Law and of our Declaration of Trust and Bylaws

The business combination provisions and, if the applicable exemption in the Bylaws is rescinded, the control share acquisition provisions of the MGCL, the provisions of our Declaration of Trust on classification of the Board of Trustees, the removal of trustees and the restrictions on the transfer of shares of beneficial interest and the advance notice provisions of the Bylaws could have the effect of delaying, deferring or preventing a transaction or a change in the control that might involve a premium price for holders of the Class A common shares or otherwise be in their best interest.

OPERATING PARTNERSHIP AGREEMENT

Management

Hersha Hospitality Limited Partnership, our operating partnership, has been organized as a Virginia limited partnership. Pursuant to the partnership agreement, we, as the sole general partner of the operating partnership, have, subject to certain protective rights of limited partners described below, full, exclusive and complete responsibility and discretion in the management and control of the partnership, including the ability to cause the operating partnership to enter into certain major transactions including acquisitions, dispositions, refinancings and selection of lessees and to cause changes in the partnership’s line of business and distribution policies. However, any amendment to the partnership agreement that would affect the redemption rights requires the consent of limited partners holding more than 50% of the operating partnership units held by such partners.

The affirmative vote of at least two-thirds of the limited partnership units in our operating partnership, is required for a sale of all or substantially all of the assets of the partnership, or to approve a merger or consolidation of the partnership, provided, however, that such approval shall no longer be required if we fail to pay a distribution of $0.72 per share to the holders of the Class A common shares for any 12-month period. We currently own a 24.57% interest, CNL owns a 26.84% interest, and other limited partners own a 48.59% interest in the operating partnership.

Transferability of Interests

We may not voluntarily withdraw from the partnership or transfer or assign our interest in the partnership unless the transaction in which such withdrawal or transfer occurs results in the limited partners receiving property in an amount equal to the amount they would have received had they exercised their redemption rights immediately prior to such transaction, or unless our successor contributes substantially all of its assets to the partnership in return for a general partnership interest in the partnership. With certain limited exceptions, the limited partners may not transfer their interests in the partnership, in whole or in part, without our written consent, which consent we may withhold in our sole discretion. We may not consent to any transfer that would cause the partnership to be treated as a corporation for federal income tax purposes.

Capital Contributions

The partnership agreement provides that if the partnership requires additional funds at any time in excess of funds available to the partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to the partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the partnership agreement, we are obligated to contribute the proceeds of any offering of shares of beneficial interest as additional capital to the partnership. We are authorized to cause the partnership to issue partnership interests for less than fair market value if we have concluded in good faith that such issuance is in both the partnership’s and our best interests. If we contribute additional capital to the partnership, we will receive additional limited partnership units and our percentage interest will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of the partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us. In addition, if we contribute additional capital to the partnership, we will revalue the property of the partnership to its fair market value (as determined by us) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement if there were a taxable disposition of such property for such fair market value on the date of the revaluation.

Redemption Rights

Pursuant to the partnership agreement, the limited partners receive redemption rights, which enables them to cause the partnership to redeem their interests therein in exchange for cash or, at our option, Class B common shares on a one-for-one basis. In the event that the Class B common shares are converted into Class A common shares prior to redemption of the limited partnership units, such outstanding units will be redeemable for Class A common shares. If we do not exercise our option to redeem such interests for Class B common shares, then the limited partner may make a written demand that we redeem such interests for Class B common shares. Notwithstanding the foregoing, a limited partner shall not be entitled to exercise its redemption rights to the extent that the issuance of common shares to the redeeming limited partner would

•	result in any person owning, directly or indirectly, common shares in excess of the ownership limitation as per our Declaration of Trust,

•	result in the shares of our beneficial interest being owned by fewer than 100 persons (determined without reference to any rules of attribution),

•	result in our being “closely held” within the meaning of Section 856(h) of the Code,

•	cause any person who operates Property on behalf of a “taxable REIT subsidiary” of the Company, as defined in Section 856(l) of the Code, which Property is a “qualified lodging facility” within the meaning of Section 856(d)(9)(D) of the Code that is leased to such taxable REIT subsidiary, to fail to qualify as an “eligible independent contractor” within the meaning of Section 856(d)(9)(A) of the Code with respect to such taxable REIT subsidiary,

•	cause us to own, actually or constructively, 10% or more of the ownership interests in a tenant of ours or the partnership’s real property, within the meaning of Section 856(d)(2)(B) of the Code, or

•	cause the acquisition of common shares by such redeeming limited partner to be “integrated” with any other distribution of common shares for purposes of complying with the Securities Act.

With respect to the limited partnership units that were issued in connection with the acquisition of our hotels, the redemption rights may be exercised by the limited partners at any time after one year following the issuance of such units. With respect to the limited partnership units issued in connection with the acquisition of newly-renovated hotels and newly-developed hotels, the redemption rights may not be exercised by the limited partners until after the adjustment date. In all cases, however,

•	each limited partner may not exercise the redemption right for fewer than 1,000 units or, if such limited partner holds fewer than 1,000 limited partnership units, all of the units held by such limited partner,

•	each limited partner may not exercise the redemption right for more than the number of limited partnership units that would, upon redemption, result in such limited partner or any other person owning, directly or indirectly, common shares in excess of the ownership limitation and

•	each limited partner may not exercise the redemption right more than two times annually.

The aggregate number of common shares currently issuable upon exercise of the redemption rights is approximately 5,099,723. The number of common shares issuable upon exercise of the redemption rights will be adjusted on account of share splits, mergers, consolidations or similar pro rata share transactions.

The partnership agreement requires that the partnership be operated in a manner that enables us to satisfy the requirements for being classified as a REIT, to avoid any federal income or excise tax liability imposed by the Code (other than any federal income tax liability associated with our retained capital gains) and to ensure that the partnership will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Code.

In addition to the administrative and operating costs and expenses incurred by the partnership, the partnership will pay all of our administrative costs and expenses and these expenses will be treated as expenses of the partnership. Our expenses generally include

•	all expenses relating to our continuity of existence,

•	all expenses relating to offerings and registration of securities,

•	all expenses associated with the preparation and filing of any of our periodic reports under federal, state or local laws or regulations,

•	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body and

•	all of our other operating or administrative costs incurred in the ordinary course of its business on behalf of the partnership.

The company expenses, however, do not include any of our administrative and operating costs and expenses incurred that are attributable to hotel properties that are owned by us directly.

Distributions

Subject to the rights of the holders of Series A Convertible Preferred Units described below, the partnership agreement provides that, during the priority period (which is the earlier of (i) January 26, 2004 and (ii) an election by us to end the priority period within 15 days if the share price remains over $7.00 per share for these 15 days), the partnership will distribute cash available for distribution (including net sale or refinancing proceeds, but excluding net proceeds from the sale of the partnership’s property in connection with the liquidation of the partnership) on a quarterly (or, at our election, more frequent) basis, in amounts determined by us in our sole discretion, in the following order of priority:

(i)    first, to us until we have received, on a cumulative basis, $0.18 per quarter per general partner partnership unit held by us,

(ii)    second, to the limited partners in accordance with their respective percentage interests in the partnership until each limited partner has received an amount equal to our distribution, and

(iii)    finally, to us and the limited partners in accordance with the respective percentage interests in the partnership.

Subject to the rights of the holders of Series A Convertible Preferred Units described below, after the priority period, the partnership will distribute cash from operations (including net sale or refinancing proceeds, but excluding net proceeds from the sale of the partnership’s property in connection with the liquidation of the partnership) on a quarterly (or, at our election, more frequent) basis, in amounts determined by us in our sole discretion, to us and the limited partners in accordance with their respective percentage interests in the partnership.

Subject to the rights of the holders of the Series A Convertible Preferred Units described below, upon liquidation of the partnership during the priority period, after payment of, or adequate provision for, the debts and obligations of the partnership, including any partner loans, any remaining assets of the partnership will be distributed in the following order of priority:

(i)    first, to us until we have received any unpaid distributions plus an amount equal to $6.00 per general partner partnership unit held by us,

(ii)    second, to the limited partners in accordance with their respective percentage interests in the partnership until each limited partner has received an amount equal to any distribution paid to us plus $6.00 per operating partnership unit held by the limited partner, and

(iii)    finally, to us and the limited partners with positive capital accounts in accordance with their respective positive capital account balances.

Subject to the rights of the holders of Series A Convertible Preferred Units described below, upon liquidation of the partnership after the priority period, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans, any remaining assets of the partnership will be distributed to us and the limited partners with positive capital accounts in accordance with their respective positive capital account balances. If we have a negative balance in our capital account following a liquidation of the partnership, we will be obligated to contribute cash to the partnership equal to the negative balance in our capital account.

Allocations

Net profits of the partnership for each fiscal year are allocated in the following order of priority:

(a)    first, to holders of Series A Convertible Preferred Units, pro rata in proportion to the respective share of such Series A Convertible Preferred Units each holder holds, to the extent that net loss previously allocated to such holders pursuant to clause (v) below for all prior fiscal years or other applicable periods exceeds net profit previously allocated to such holders pursuant to this clause (a) for all prior fiscal years or other applicable periods,

(b)    second, to us and the holders of operating partnership units in proportion to their respective percentage interests to the extent that net loss previously allocated to such holders pursuant to clause (iii) below for all prior fiscal years or other applicable periods exceeds net profit previously allocated to such holders pursuant to this clause (b) for all prior fiscal years or other applicable periods,

(c)    third, to the holders of Series A Convertible Preferred Units until each such Series A Convertible Preferred Unit has been allocated net profit equal to the excess of (x) the cumulative amount of preferred distributions such holders have received for all fiscal years or other applicable period or to the date of redemption, to the extent such Series A Convertible Preferred Units are redeemed during such period, over (y) the cumulative net profit allocated to such holders, pursuant to this clause (c) for all prior fiscal years or other applicable periods (and, within each such class, pro rata in proportion to the respective share of such Series A Convertible Preferred Units each holder holds as of the last day of the period for which such allocation is being made),

(d)    fourth, to us until the aggregate amount of net profit allocated to us under this clause (d) for the current and all prior years equals the aggregate preferred return distributed to us for the current and all prior years,

(e)    fifth, to the holders of operating partnership units in accordance with their respective percentage interests until the aggregate amount of net profit allocated to such holders under this clause (e) for the current and all prior years equals the aggregate preferred return distributed to such holders for the current and all prior years, and

(f)    thereafter, to the holders of operating partnership units in accordance with their respective percentage interests.

Net losses of the partnership for each fiscal year are allocated to us and the limited partners in accordance with the following order of priority:

(i)    first, to the holders of operating partnership units in accordance with their respective percentage interests to the extent of net profit previously allocated to such holders pursuant to (f) above for all prior fiscal years or other applicable period exceeds net loss previously allocated to such holders pursuant to this clause (i) for all prior fiscal years or other applicable periods,

(ii)    second, to the holders of operating partnership units in accordance with their respective percentage interests to the extent of net profit previously allocated to such holders pursuant to clause (e) above for all prior fiscal years or other applicable period exceeds net loss previously allocated to such holders pursuant to this clause (ii) for all prior fiscal years or other applicable periods,

(iii)    third, to us to the extent of net profit previously allocated to us pursuant to clause (d) above for all prior fiscal years or other applicable period exceeds net loss previously allocated to us pursuant to this clause (iii) for all prior fiscal years or other applicable periods,

(iv)    fourth, to us and the holders of operating partnership units in proportion to their respective percentage interests until the adjusted capital account of each holder with respect to such operating partnership units is reduced to zero, and

(v)    thereafter, to the holders of Series A Convertible Preferred Units, pro rata in proportion to the respective share of such Series A Convertible Preferred Units each holds, until the adjusted capital account (modified in the same manner as in clause (iv)) of each such holder with respect to such Series A Convertible Preferred Units is reduced to zero.

All of the foregoing allocations are subject to compliance with the provisions of Code Sections 704(b) and 704(c) and Treasury Regulations promulgated thereunder.

Term

The partnership will continue until December 31, 2050, or until sooner dissolved upon:

•	our bankruptcy, dissolution or withdrawal (unless the limited partners elect to continue the partnership),

•	the sale or other disposition of all or substantially all the assets of the partnership,

•	the redemption of all operating partnership units (other than those held by us, if any) or

•	an election by us as the General Partner.

The Series A Convertible Preferred Units

On April 21, 2003, in connection with the CNL transaction, our operating partnership created a series of 350,000 convertible preferred limited partnership units designated as the “10.5% Series A Convertible Preferred Units” or the Series A Convertible Preferred Units. As of the date hereof, 190,266 Series A Convertible Preferred Units have been issued to CNL and no other Series A Convertible Preferred Units are outstanding. The Series A Preferred Units are senior to all currently outstanding classes of operating partnership units, including our general partnership interest, as to payment of dividends, distributions of assets upon liquidation, dissolution or winding-up, whether voluntary or involuntary, or otherwise. The terms of the Series A Convertible Preferred Units are more particularly described under “CNL Strategic Alliance—Investment in Series A Convertible Preferred Units of Our Operating Partnership.”

Tax Matters

Pursuant to the partnership agreement, we are the tax matters partner of the partnership and, as such, have authority to handle tax audits and to make tax elections under the Code on behalf of the partnership.

FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

This section summarizes the federal income tax issues that you, as a shareholder, may consider relevant. Hunton & Williams LLP has acted as our counsel, has reviewed this summary and is of the opinion that the discussion contained herein fairly summarizes the federal income tax consequences that are likely to be material to a holder of our Class A common shares. Because this section is a summary, it does not address all of the tax issues that may be important to you. In addition, this section does not address the tax issues that may be important to certain types of shareholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the extent discussed in “Taxation of Tax-Exempt Shareholders” below), financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations (except to the extent discussed in “Taxation of Non-U.S. Shareholders” below).

The statements in this section and the opinion of Hunton & Williams LLP are based on the current federal income tax laws governing qualification as a REIT. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

In connection with this offering of our Class A common shares, Hunton & Williams LLP is rendering an opinion, which will be filed as an exhibit to the registration statement of which this prospectus is a part, that we qualified to be taxed as a REIT under the federal income tax laws for our taxable years ended December 31, 1999 through December 31, 2002, and our organization and current and proposed method of operation will enable us to continue to qualify as a REIT for our taxable year ending December 31, 2003 and in the future. You should be aware that the opinion is based on current law and is not binding on the Internal Revenue Service or any court. In addition, the opinion is based on customary assumptions and on our representations as to factual matters, all of which are described in the opinion.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of investing in our Class A common shares and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign and other tax consequences of such investment and election, and regarding potential changes in applicable tax laws.

Taxation of our Company

We elected to be taxed as a REIT under the federal income tax laws beginning with our taxable year ended December 31, 1999. We believe that we have operated in a manner qualifying us as a REIT since our election and intend to continue to so operate. This section discusses the laws governing the federal income tax treatment of a REIT and its shareholders. These laws are highly technical and complex.

Our qualification as a REIT depends on our ability to meet, on a continuing basis, qualification tests in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentages of our assets that fall within specified categories, the diversity of our share ownership and the percentage of our earnings that we distribute. Hunton & Williams LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.”

If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our shareholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and shareholder levels, that generally results from owning shares in a corporation. However, we will be subject to federal tax in the following circumstances:

•	We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to shareholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the “alternative minimum tax” on any items of tax preference that we do not distribute or allocate to shareholders.

•	We will pay income tax at the highest corporate rate on:

•	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

•	other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “Requirements for Qualification–Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:

•	the gross income attributable to the greater of the amount by which we fail the 75% gross income test, and the amount by which 90% of our gross income exceeds the amount of income qualifying under the gross income test, multiplied by

•	a fraction intended to reflect our profitability.

•	If we fail to distribute during a calendar year at least the sum of:

•	85% of our REIT ordinary income for the year,

•	95% of our REIT capital gain net income for the year, and

•	any undistributed taxable income from earlier periods, we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we made a timely designation of such gain to the shareholders) and would receive a credit or refund for its proportionate share of the tax we paid.

•	We will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

•	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset provided no election is made for the transaction to be taxable on a current basis. The amount of gain on which we will pay tax is the lesser of:

•	the amount of gain that we recognize at the time of the sale or disposition, and

•	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

Pursuant to recently issued Treasury regulations, we no longer need to make an election to defer recognition of the built-in gain associated with assets acquired from a C corporation.

Requirements for Qualification

A REIT is a corporation trust or association that meets each of the following requirements:

1.	It is managed by one or more trustees or directors.

2.	Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

3.	It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws.

4.	It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

5.	At least 100 persons are beneficial owners of its shares or ownership certificates.

6.	Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year.

7.	It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status.

8.	It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions to shareholders.

We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6.

We have issued sufficient Class A common shares with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our Declaration of Trust restricts the ownership and transfer of our shares of beneficial interest so that we should continue to satisfy these requirements.

A corporation that is a “qualified REIT subsidiary” (i.e. 100% owned by a REIT with respect to which no TRS election has been made) is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

An unincorporated domestic entity, such as a limited liability company, that has a single owner, generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of our operating partnership and any other partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we have acquired or will acquire an interest, directly or indirectly (a “subsidiary partnership”), will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

A REIT may own up to 100% of the stock of one or more “taxable REIT subsidiaries,” or TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. However, a TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We currently have three TRSs, (i) 44 New England Management Company, which leases six of our hotels, (ii) HHM Leasehold Interests, Inc., which leases 14 of our hotels and (iii) Hersha CNL TRS, Inc., which is owned by our joint venture with CNL and leases the one hotel owned by that joint venture. See “—Taxable REIT Subsidiaries.”

Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property, or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets; and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, income from hedging instruments or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property.    Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

•

Second, neither we nor a direct or indirect owner of 10% or more of our shares may own, actually or constructively, 10% or more of a tenant from whom we receive rent other than a TRS. If the tenant is a TRS, such TRS may not directly or indirectly operate or manage the related property. Instead, the property must be operated on behalf of the TRS by a person who qualifies as an “independent contractor” and who is, or is related to a person who is, actively engaged in the trade or business of operating lodging facilities for any person unrelated to us and the TRS. See “— Taxable REIT Subsidiaries.”

•	Third, if the rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.

•	Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property.

Pursuant to percentage leases, our lessees lease the land, buildings, improvements, furnishings and equipment comprising our hotels, for terms of five years, with options to renew for terms of five years. The percentage leases provide that the lessees are obligated to pay (1) the greater of a minimum base rent or percentage rent and (2) “additional charges” or other expenses, as defined in the leases. Percentage rent is calculated by multiplying fixed percentages by gross room revenues and gross food and beverage revenues for each of the hotels. Both base rent and the thresholds in the percentage rent formulas are adjusted for inflation. Base rent and percentage rent accrue and are due monthly or quarterly.

In order for the base rent, percentage rent and additional charges to constitute “rents from real property,” the percentage leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the percentage leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

•	the intent of the parties;

•	the form of the agreement;

•	the degree of control over the property that is retained by the property owner, or whether the lessee has substantial control over the operation of the property or is required simply to use its best efforts to perform its obligations under the agreement; and

•	the extent to which the property owner retains the risk of loss with respect to the property, or whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property or the potential for economic gain or appreciation with respect to the property.

In addition, federal income tax law provides that a contract that purports to be a service contract or a partnership agreement will be treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not:

•	the service recipient is in physical possession of the property;

•	the service recipient controls the property;

•	the service recipient has a significant economic or possessory interest in the property, or whether the property’s use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property’s operating costs or the recipient bears the risk of damage to or loss of the property;

•	the service provider bears the risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract;

•	the service provider uses the property concurrently to provide significant services to entities unrelated to the service recipient; and

•	the total contract price substantially exceeds the rental value of the property for the contract period.

Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor will not be dispositive in every case.

Hunton & Williams LLP is of the opinion that the percentage leases will be treated as true leases for federal income tax purposes. Such opinion is based, in part, on the following facts:

•	we and the lessees intend for our relationship to be that of a lessor and lessee and such relationship is documented by lease agreements;

•	the lessees have the right to the exclusive possession, use and quiet enjoyment of the hotels during the term of the percentage leases;

•	the lessees bear the cost of, and are responsible for, day-to-day maintenance and repair of the hotels, other than the cost of maintaining underground utilities, structural elements and capital improvements, and generally dictate how the hotels are operated, maintained and improved;

•	the lessees bear the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the percentage leases, other than real estate and personal property taxes and property and casualty insurance premiums;

•	the lessees benefit from any savings in the cost of operating the hotels during the term of the percentage leases;

•	The lessees generally have indemnified us against all liabilities imposed on us during the term of the percentage leases by reason of (1) injury to persons or damage to property occurring at the hotels, (2) the lessees’ use, management, maintenance or repair of the hotels, (3) any environmental liability cause by acts or grossly negligent failures to act of the lessees, (4) taxes and assessments in respect of the hotels that are the obligations of the lessees or (5) any breach of the percentage leases or of any sublease of a hotel by the lessees;

•	the lessees are obligated to pay substantial fixed rent for the period of use of the hotels;

•	the lessees stand to incur substantial losses or reap substantial gains depending on how successfully they operate the hotels;

•	we cannot use the hotels concurrently to provide significant services to entities unrelated to the lessees; and

•	the total contract price under the percentage leases does not substantially exceed the rental value of the hotels for the term of the percentage leases.

Investors should be aware that there are no controlling Treasury regulations, published rulings or judicial decisions involving leases with terms substantially the same as the percentage leases that discuss whether such leases constitute true leases for federal income tax purposes. If the percentage leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that our operating partnership and its subsidiaries receive from the lessees may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status unless we qualify for relief, as described below under “Failure to Satisfy Gross Income Tests”.

As described above, in order for the rent that we receive to constitute “rents from real property,” several other requirements must be satisfied. One requirement is that the percentage rent must not be based in whole or in part on the income or profits of any person. The percentage rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

•	are fixed at the time the percentage leases are entered into;

•	are not renegotiated during the term of the percentage leases in a manner that has the effect of basing percentage rent on income or profits; and

•	conform with normal business practice.

More generally, the percentage rent will not qualify as “rents from real property” if, considering the percentage leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the percentage rent on income or profits. Since the percentage rent is based on fixed percentages of the gross revenue from the hotels that are established in the percentage leases, and we have represented that the percentages (1) will not be renegotiated during the terms of the percentage leases in a manner that has the effect of basing the percentage rent on income or profits and (2) conform with normal business practice, the percentage rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, we have represented that, with respect to other hotel properties that we acquire in the future, we will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.

Second, we must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any lessee (a “related party tenant”) other than a TRS. The constructive ownership rules generally provide that, if 10% or more in value of our shares is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. We do not own any stock or any assets or net profits of any lessee directly, other than our stock in two of our TRS lessees, 44 New England Management Company and HHM Leasehold Interests, Inc. In addition, our Declaration of Trust prohibits transfers of our shares that would cause us to own actually or constructively, 10% or more of the ownership interests in a lessee (other than a TRS). Based on the foregoing, we should never own, actually or constructively, 10% or more of any lessee other than a TRS. Furthermore, we have represented that, with respect to other hotel properties that we acquire in the future, we will not rent any property to a related party tenant (other than a TRS). However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our shares, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee other than a TRS at some future date.

As described above, we may own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that is permitted to lease hotels from the related REIT as long as it does not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. However, rent that we receive from a TRS will qualify as “rents from real property” as long as the property is operated on behalf of the TRS by an “independent contractor” who is adequately compensated, who does not, directly or through its stockholders, own more than 35% of our shares, taking into account certain ownership attribution rules, and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and the TRS lessee (an “eligible independent contractor”). A “qualified lodging facility” is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners. See “—Taxable REIT Subsidiaries.”

We have formed several TRSs to lease our hotels. Our TRSs have engaged an “eligible independent contractor,” HHMLP, to operate the related hotels on behalf of such TRSs. Furthermore, we have represented that, with respect to properties that we lease to our TRSs in the future, each such TRS will engage an “eligible independent contractor” to manage and operate the hotels leased by such TRS.

Third, the rent attributable to the personal property leased in connection with the lease of a hotel must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the hotel at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each hotel, we believe either that the personal property ratio is less than 15% or that any rent attributable to excess personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the Internal Revenue Service would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus potentially lose our REIT status.

Fourth, we cannot furnish or render noncustomary services to the tenants of our hotels, or manage or operate our hotels, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. Provided that the percentage leases are respected as true leases, we should satisfy that requirement, because we do not perform any services other than customary ones for the lessees. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Finally, we may own up to 100% of the stock of one or more TRSs, which may provide noncustomary services to our tenants without tainting our rents from the related hotels. We will not perform any services other than customary ones for our lessees, unless such services are provided through independent contractors or TRSs. Furthermore, we have represented that, with respect to other hotel properties that we acquire in the future, we will not perform noncustomary services for the lessee of the property to the extent that the provision of such services would jeopardize our REIT status.

If a portion of the rent that we receive from a hotel does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT status. If, however, the rent from a particular hotel does not qualify as “rents from real property” because either (1) the percentage rent is considered based on the income or profits of the related lessee, (2) the lessee either is a related party tenant or fails to qualify for the exception to the related party tenant rule for qualifying TRSs or (3) we furnish noncustomary services to the tenants of the hotel, or manage or operate the hotel, other than through a qualifying independent contractor or a TRS, none of the rent from that hotel would qualify as “rents from real property.” In that case, we might lose our REIT status because we would be unable to satisfy either the 75% or 95% gross income test.

In addition to the rent, the lessees are required to pay certain additional charges. To the extent that such additional charges represent either (1) reimbursements of amounts that we are obligated to pay to third parties, such as a lessee’s proportionate share of a property’s operational or capital expenses, or (2) penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that such charges do not qualify as “rents from real property,” they instead will be treated as interest that qualifies for the 95% gross income test.

Interest.    The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the profit or net cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

Prohibited Transactions.    A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets are held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.”

Foreclosure Property.    We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

We have no foreclosure property as of the date of this prospectus.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Hedging Transactions.    From time to time, we or our operating partnership may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. To the extent that we or our operating partnership enters into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that we or our operating partnership hedges with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

Failure to Satisfy Gross Income Tests.    If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% gross income test and the amount by which 90% of our income exceeds the amount of income qualifying under the 95% gross income test, multiplied by a fraction intended to reflect our profitability.

Asset Tests

To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs; and

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities.

Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that certain “straight debt” securities are not treated as “securities” for purposes of the 10% value test (for example, qualifying debt securities of a partnership or REIT in which neither we nor any TRS of ours owns an equity interest or of a partnership if we own at least a 20% profits interest in the partnership).

We believe that our existing assets are qualifying assets for purposes of the 75% asset test. We also believe that any additional real property that we acquire and temporary investments that we make generally will be qualifying assets for purposes of the 75% asset test. We will monitor the status of our acquired assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our shareholders in an aggregate amount at least equal to:

•	the sum of

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

•	90% of our after-tax net income, if any, from foreclosure property, minus

•	the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration.

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to shareholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year,

•	95% of our REIT capital gain income for such year, and

•	any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “—Taxation of Taxable U.S. Shareholders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute taxable income sufficient to avoid corporate income tax and the excise tax imposed on certain undistributed income or even to meet the 90% distribution requirement. In such a situation, we may need to borrow funds or issue additional common or preferred shares.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our shareholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our shareholders designed to disclose the actual ownership of our outstanding shares of beneficial interest. We have complied, and we intend to continue to comply, with these requirements.

Failure to Qualify

If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to shareholders. In fact, we would not be required to distribute any amounts to shareholders in that year. In such event, to the extent of our current and accumulated earnings and profits, distributions to shareholders would generally be taxable at capital gains tax rates. Subject to certain limitations of the federal income tax laws, corporate shareholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Shareholders

As long as we qualify as a REIT, a taxable “U.S. shareholder” must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A U.S. shareholder will not qualify for the dividends received deduction generally available to corporations. The term “U.S. shareholder” means a holder of Class A common shares that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States,

•	a corporation or partnership (including an entity treated as a corporation or partnership) for U.S. federal income tax purposes created or organized under the laws of the United States or a political subdivision of the United States,

•	an estate whose income from sources outside the United States is includible in gross income for United States federal income tax purposes regardless of its source, or

•	any trust with respect to which

•	a United States court is able to exercise primary supervision over its administration, and

•	one or more United States persons have the authority to control all of its substantial decisions.

A U.S. shareholder generally will recognize distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. shareholder has held its Class A common shares. We generally will designate our capital gain dividends as either 15%, 20% or 25% rate distributions. A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. shareholder would increase the basis in its Class A common shares by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. shareholder’s Class A common shares. Instead, the distribution will reduce the adjusted basis of such Class A common shares. A U.S. shareholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. shareholder’s adjusted basis in his or her Class A common shares as long-term capital gain, or short-term capital gain if the shares of Class A common shares have been held for one year or less, assuming the Class A common shares are a capital asset in the hands of the U.S. shareholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of the Class A common shares will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the shareholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of Class A common shares generally will be treated as investment income for purposes of the investment interest limitations. We will notify shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Taxation of U.S. Shareholders on the Disposition of Class A Common Shares

In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of his or her Class A common shares as long-term capital gain or loss if the U.S. shareholder has held the Class A common shares for more than one year and otherwise as short-term capital gain or loss. However, a U.S. shareholder must treat any loss upon a sale or exchange of Class A common shares held by such shareholder for six-months or less as a long-term capital loss to the extent of capital gain dividends and other distributions from us that such U.S. shareholder treats as long-term capital gain. All or a portion of any loss that a U.S. shareholder realizes upon a taxable disposition of the Class A common shares may be disallowed if the U.S. shareholder purchases other Class A common shares within 30 days before or after the disposition.

Capital Gains and Losses

The tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate currently is 35%. A 20% rate applies to sales or exchanges of capital assets occurring before May 6, 2003. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers currently is 15% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate shareholders at a 15%, 20% or 25% rate. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

We will report to our shareholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at a rate of up to 28% with respect to distributions unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. shareholders. See “—Taxation of Non-U.S. Shareholders.”

Taxation of Tax Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of Class A common shares with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our shares must treat a percentage of the dividends that it receives as unrelated business taxable income. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares only if:

•	the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares of beneficial interest be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our shares of beneficial interest in proportion to their actuarial interests in the pension trust; and

•	either

•	one pension trust owns more than 25% of the value of our shares of beneficial interest; or

•	a group of pension trusts each individually holding more than 10% of the value of our shares of beneficial interest collectively own more than 50% of the value of our shares of beneficial interest.

Taxation of Non-U.S. Shareholders

The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders are complex. This section is only a summary of such rules. We urge non-U.S. shareholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of the Class A common shares, including any reporting requirements.

A non-U.S. shareholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed on distributions and also may be subject to the 30% branch profits tax in the case of a corporate non-U.S. shareholder. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. shareholder unless either:

•	a lower treaty rate applies and the non-U.S. shareholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us, or

•	the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

A non-U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of its Class A common shares. Instead, the distribution will reduce the adjusted basis of those Class A common shares. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its Class A common shares, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of its Class A common shares, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

We must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution to a non-U.S. shareholder, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

For any year in which we qualify as a REIT, a non-U.S. shareholder will incur tax on distributions that are attributable to gain from our sale or exchange of “U.S. real property interests” under special provisions of the federal income tax laws known as “FIRPTA.” The term “U.S. real property interests” includes interests in real property and shares in corporations at least 50% of whose assets consist of interests in real property during a specified period. Under those rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if the gain were effectively connected with a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder thus would be taxed on this distribution at the normal capital gain rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. shareholder may receive a credit against its tax liability for the amount we withhold.

A non-U.S. shareholder generally will not incur tax under FIRPTA as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our shares of beneficial interest. We cannot assure you that that test will be met. However, a non-U.S. shareholder that owned, actually or constructively, 5% or less of the Class A common shares at all times during a specified testing period will not incur tax under FIRPTA if the Class A common shares are “regularly traded” on an established securities market. Because our Class A common shares are regularly traded on an established securities market, a non-U.S. shareholder will not incur tax under FIRPTA unless it owns more than 5% of the Class A common shares. If the gain on the sale of the Class A common shares were taxed under FIRPTA, a non-U.S. shareholder would be taxed on that gain in the same manner as U.S. shareholders subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. Furthermore, a non-U.S. shareholder generally is not subject to FIRPTA if:

•	the gain is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or

•	the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. shareholder will incur a 30% tax on his or her capital gains.

Other Tax Consequences

Tax Aspects of Our Investments in Our Operating Partnership and the Subsidiary Partnerships

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in our operating partnership and any subsidiary partnerships or limited liability companies that we form or acquire (each individually a “Partnership” and, collectively, the “Partnerships”). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships.    We are entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member) rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under the Treasury regulations relating to entity classification (the “check-the-box regulations”); and

•	is not a “publicly traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member) for federal income tax purposes. Each Partnership intends to be classified as a partnership for federal income tax purposes and no Partnership will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”).

Treasury regulations (the “PTP regulations”) provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership qualifies for the private placement exclusion. We have not requested, and do not intend to request, a ruling from the Internal Revenue Service that the Partnerships will be classified as partnerships for federal income tax purposes.

If for any reason a Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we likely would not be able to qualify as a REIT. See “Federal Income Tax Consequences of Our Status as a REIT—Requirements for Qualification—Income Tests” and “—Requirements for Qualification—Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “Federal Income Tax Consequences of Our Status as a REIT—Requirements for Qualification—Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and their Partners

Partners, Not the Partnerships, Subject to Tax.    A partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership.

Partnership Allocations.    Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Contributed Properties.    Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods.

Under our operating partnership’s partnership agreement, depreciation or amortization deductions of our operating partnership generally will be allocated among the partners in accordance with their respective interests in our operating partnership, except to the extent that our operating partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions. In addition, gain or loss on the sale of a property that has been contributed, in whole or in part, to our operating partnership will be specially allocated to the contributing partners to the extent of any built-in gain or loss with respect to such property for federal income tax purposes.

Basis in Partnership Interest.    Our adjusted tax basis in our partnership interest in our operating partnership generally is equal to:

•	the amount of cash and the basis of any other property contributed by us to our operating partnership;

•	increased by our allocable share of our operating partnership’s income and our allocable share of indebtedness of our operating partnership; and

•	reduced, but not below zero, by our allocable share of our operating partnership’s loss and the amount of cash distributed to us, and by constructive distributions resulting from a reduction in our share of indebtedness of our operating partnership.

If the allocation of our distributive share of our operating partnership’s loss would reduce the adjusted tax basis of our partnership interest below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that our operating partnership’s distributions, or any decrease in our share of the indebtedness of our operating partnership, which is considered a constructive cash distribution to the partners, reduce our adjusted tax basis below zero, such distributions will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Depreciation Deductions Available to Our Operating Partnership.    To the extent that our operating partnership acquired its hotels in exchange for cash, its initial basis in such hotels for federal income tax purposes generally was or will be equal to the purchase price paid by our operating partnership. Our operating partnership depreciates such depreciable hotel property for federal income tax purposes under the modified accelerated cost recovery system of depreciation (“MACRS”). Under MACRS, our operating partnership generally depreciates furnishings and equipment over a seven-year recovery period using a 200% declining balance method and a half-year convention. If, however, our operating partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. Recently enacted tax legislation provides a first-year “bonus” depreciation deduction equal to 50% of the adjusted basis of qualified property placed in service after May 5, 2003, which includes qualified leasehold improvement property and property with a recovery period of less than 20 years, such as furnishings and equipment at our hotels. “Qualified leasehold improvement property” generally includes improvements made to the interior of nonresidential real property that are placed in service more than three years after the date the building was placed in service. Under MACRS, our operating partnership generally depreciates buildings and improvements over a 39-year recovery period using a straight line method and a mid-month convention. Our operating partnership’s initial basis in hotels acquired in exchange for units in our operating partnership should be the same as the transferor’s basis in such hotels on the date of acquisition by our operating partnership. Although the law is not entirely clear, our operating partnership generally depreciates such depreciable hotel property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. Our operating partnership’s tax depreciation deductions are allocated among the partners in accordance with their respective interests in our operating partnership, except to the extent that our operating partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in our receiving a disproportionate share of such deductions.

Sale of a Partnership’s Property

Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership who contributed such properties to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners’ built-in gain or loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution. Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “Federal Income Tax Consequences of Our Status as a REIT—Requirements for Qualification—Income Tests.” We, however, do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership’s trade or business.

Taxable REIT Subsidiaries

As described above, we may own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by us. A TRS may provide services to our lessees and perform activities unrelated to our lessees, such as third-party management, development, and other independent business activities. However, a taxable REIT subsidiary may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated.

We and our corporate subsidiary must elect for the subsidiary to be treated as a TRS. A corporation of which a qualifying TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of the securities of TRSs and other non-taxable-REIT-subsidiary taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

Rent that we receive from our TRSs will qualify as “rents from real property” as long as the property is operated on behalf of the TRS by a person who qualifies as an “independent contractor” and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and the TRS lessee (an “eligible independent contractor”). A “qualified lodging facility” is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners.

We have formed one TRS, 44 New England Management Company, to lease six of our hotels. A subsidiary of HHMLP, HHM Leasehold Interests, Inc., or HLI, which is a TRS in which HHMLP owns a 99% interest and in which our operating partnership owns a 1% interest, leases 14 of our hotels. Our joint venture with CNL has formed Hersha CNL TRS, Inc., which is one of our TRSs and leases the hotel owned by that joint venture. We may form new TRSs in the future. Each of these existing TRSs has engaged HHMLP, an “eligible independent contractor,” to operate the related hotels on its behalf. Furthermore, we have represented that, with respect to properties that we lease to our TRSs in the future, each such TRS will engage an “eligible independent contractor” to manage and operate the hotels leased by such TRS.

The TRSs limit the deductibility of interest paid or accrued by a TRS to us to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on certain transactions between a TRS and us or our tenants that are not conducted on an arm’s-length basis. We believe that all transactions between us and each of our existing TRSs have been and will be conducted on an arm’s-length basis.

State and Local Taxes

We and/or our shareholders may be subject to taxation by various states and localities, including those in which we or a shareholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, shareholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the Class A common shares.

Recent Tax Legislation

On May 28, 2003, the President signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. This new tax legislation reduces the maximum tax rate for most domestic noncorporate taxpayers for long-term capital gains generally from 20% to 15% (for sales occurring after May 6, 2003 through December 31, 2008) and for dividends generally from 38.6% to 15% (for tax years from 2003 through 2008). Without future congressional action, the maximum tax rate on long-term capital gains will return to 20% in 2009, and the maximum rate on dividends will move to 35% in 2009 and 39.6% in 2011. Because we are not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our shareholders, our dividends will generally not be eligible for the new 15% tax rate on dividends. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rates applicable to ordinary income. However, the 15% tax rate for long-term capital gains and dividends will generally apply to:

•	your long-term capital gains, if any, recognized on the disposition of our Class A common shares;

•	our distributions designated as long-term capital gain dividends (except to the extent attributable to “section 1250 property,” in which case such distributions would continue to be subject to a 25% tax rate);

•	our dividends attributable to dividends received by us from non-REIT corporations, such as our taxable REIT subsidiaries; and

•	our dividends to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income).

In general, to qualify for the reduced tax rate on dividends, a shareholder must hold our Class A common shares for more than 60 days during the 120 day period beginning on the date which is 60 days before the date on which our Class A common shares becomes ex-dividend.

UNDERWRITING

We and the underwriters for this offering named below have entered into an underwriting agreement concerning the Class A common shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of Class A common shares indicated in the following table. Citigroup Global Markets Inc. and UBS Securities LLC are the joint book-running managers of this offering.

Underwriters	Number of shares
Citigroup Global Markets Inc.	4,250,000
UBS Securities LLC	4,250,000

Total	8,500,000

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy up to an additional 1,275,000 Class A common shares from us at the public offering price less the underwriting discounts and commissions, to cover these sales. If any Class A common shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions payable by us to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase from us up to an additional 1,275,000 Class A common shares.

	No exercise	Full exercise
Per Share	$0.50	$0.50
Total	$4,250,000	$4,887,500

We have also agreed to pay each of Citigroup Global Markets Inc. and UBS Securities LLC structuring fees of $180,625 (or $207,719 if the underwriters elect to exercise in full their option to purchase additional Class A common shares) upon closing of this offering.

We estimate that the total expenses of this offering payable by us, excluding underwriting discounts, commissions and structuring fees, will be approximately $500,000.

Class A common shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any Class A common shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.30 per share from the public offering price. Any of these securities dealers may resell any Class A common shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the Class A common shares are not sold at the public offering price, the underwriters may change the offering price and the other selling terms.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

We and each of our directors and executive officers, certain of our shareholders and CNL Hospitality Partners, L.P. have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any of our common shares or securities convertible into or exchangeable for our common shares during the period from the date of this prospectus continuing through the date 120 days after the date of this prospectus, except for (i) issuances of common shares upon the exercise of currently outstanding options or warrants, (ii) the issuance of employee stock options not exercisable during this 120 day period to stock option plans, (iii) the issuance of up to 10,000,000 common limited partnership units in the operating partnership in connection with the acquisition of hotel properties, provided that the recipient of such units agrees in writing to be bound by the restrictions described in this paragraph, and (iv) the issuance of common shares pursuant to any dividend reinvestment component of our dividend reinvestment plan, and certain other exceptions without the prior written consent of each of Citigroup Global Markets Inc. and UBS Securities LLC.

In connection with this offering, the underwriters may purchase and sell our Class A common shares in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Class A common shares while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Short sales may be either “covered short sales” or “naked short sales.” Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional Class A common shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing Class A common shares in the open market. In determining the source of Class A common shares to close out the covered short position, the underwriters will consider, among other things, the price of Class A common shares available for purchase in the open market as compared to the price at which they may purchase Class A common shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing Class A common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned there may be downward pressure on the price of Class A common shares in the open market after pricing that could adversely affect investors who purchase in this offering. On October 15, 2003, the underwriters purchased, in aggregate, 3,000 Class A common shares at an average price of $8.50.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased Class A common shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our Class A common shares. As a result, the price of our Class A common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, the underwriters may discontinue them at any time. These transactions may be effected on the American Stock Exchange or otherwise.

The Class A common shares offered and sold in this offering will be listed on the American Stock Exchange.

We have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make in respect thereof.

The underwriters have in the past provided and may in the future provide financial advisory services to us. For these services, we have paid them, or will pay them, customary compensation.

EXPERTS

Our consolidated balance sheets as of December 31, 2002, 2001 and 2000 and our consolidated statements of operations, cash flows and shareholders’ equity for each of the years ended December 31, 2002, 2001 and 2000 included in this Prospectus, have been audited by Moore Stephens, P.C., independent certified public accountants, whose report is included in this prospectus and given upon their authority as experts in accounting and auditing.

REPORTS TO SHAREHOLDERS

We furnish our shareholders with annual reports containing consolidated financial statements audited by our independent certified public accountants.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Hunton & Williams LLP. Certain matters of Maryland law in connection with this offering will be passed upon for use by Venable LLP. In addition, the summary of legal matters contained in the section of this Prospectus under the heading “Federal Income Tax Consequences of Our Status as a REIT” is based on the opinion of Hunton & Williams LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Clifford Chance US LLP.

DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS

The SEC allows us to “incorporate by reference” the information we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. Accordingly, we incorporate by reference the documents listed below.

•	Our Annual Report on Form 10-K for the year ended December 31, 2002.

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

•	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2002 and prior to the date hereof.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in this prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) but not delivered with this prospectus. You should direct requests for documents to:

Hersha Hospitality Trust

148 Sheraton Drive, Box A

New Cumberland, Pennsylvania 17070

Attention: Ashish R. Parikh

WHERE YOU CAN FIND MORE INFORMATION

We are currently subject to the information requirements of the Exchange Act. As a result, we are required to file periodic reports and other information with the SEC, such as annual, quarterly and current reports and proxy statements. You may inspect and copy the reports, proxy statements and other documents we file with the SEC, at prescribed rates, at the following public reference facilities the SEC maintains:

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

You may obtain information regarding the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are available to the public free of charge at the SEC’s website. The address of the website is http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-2 pursuant to the Securities Act, and the rules and regulations promulgated thereunder, with respect to the Class A common shares offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the Class A common shares offered by this prospectus, we refer you to the registration statements, and all amendments, exhibits, annexes and schedules thereto and all documents incorporated by reference therein.

We intend to furnish our shareholders with annual reports containing financial statements audited by an independent auditor, and to make available quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Trustees of

Hersha Hospitality Trust

New Cumberland, Pennsylvania

We have audited the accompanying consolidated balance sheets of Hersha Hospitality Trust and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the consolidated financial statement schedule included on Pages F-26 and F-27. These consolidated financial statements and consolidated financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hersha Hospitality Trust and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the consolidated financial statement schedule referred to above, when considered in relationship to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein as of December 31, 2002.

MOORE STEPHENS, P. C.

Certified Public Accountants.

New York, New York

February 28, 2003

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

[In thousands except share amounts]

	December 31, 2002	December 31, 2001
Assets:
Cash and cash equivalents	$140	$167
Investment in Hotel Properties, Net of Accumulated Depreciation	93,814	88,100
Escrow Deposits	1,749	1,647
Lease Payments Receivable—Related Party	2,562	2,376
Lease Payments Receivable—Other	233	—
Intangibles, Net of Accumulated Amortization	1,165	1,515
Due from Related Party	1,130	1,884
Other Assets	723	328

Total Assets	$101,516	$96,017

Liabilities and Shareholders’ Equity:
Line of Credit	$3,803	$7,058
Deposits Payable	1,000	1,000
Mortgages Payable	61,538	54,477
Dividends Payable	1,382	1,325
Due to Related Party	1,303	1,093
Accounts Payable and Accrued Expenses	854	418

Total Liabilities	$69,880	$65,371

Minority Interest	20,258	20,436

Commitments and Contingencies	—	—

Shareholders’ Equity:
Preferred Shares, $.01 Par Value, 10,000,000 Shares Authorized, None Issued and Outstanding	—	—
Common Shares—Class A, $.01 Par Value, 50,000,000 Shares Authorized, 2,576,863 and 2,275,000 Shares Issued and Outstanding at December 31, 2002 and 2001, (Aggregate Liquidation Preference $15,460 and $13,650) respectively	26	23
Common Shares—Class B, $.01 Par Value, 50,000,000 Shares Authorized, None Issued and Outstanding	—	—
Additional Paid-in Capital	13,679	11,968
Distributions in Excess of Net Earnings	(2,327)	(1,781)

Total Shareholders’ Equity	11,378	10,210

Total Liabilities and Shareholders’ Equity	$101,516	$96,017

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

[In thousands except share and per share amounts]

	2002	2001	2000
Revenue:
Percentage Lease Revenues—HHMLP	$11,433	$9,558	$9,723
Percentage Lease Revenues—Other	2,801	2,801	1,850
Interest	207	165	50
Interest—Related Party	7	21	1

Total Revenue	14,448	12,545	11,624
Expenses:
Interest expense	4,826	4,769	4,142
Land Lease—Related Party	—	13	15
Real Estate and Personal Property Taxes and Property Insurance	1,021	812	632
General and Administrative	567	534	578
Early Payment Penalty	—	—	107
(Gain) on Sale of Assets	—	(598)	—
Depreciation and Amortization	3,994	3,897	3,507

Total Expenses	10,408	9,427	8,981

Income Before Minority Interest and Discontinued Operations	4,040	3,118	2,643
Income Allocated to Minority Interest	(3,238)	(2,342)	(1,908)
Discontinued Operations (Note 6):
Gain on Sale of Discontinued Operations	449	—	—
Income from Discontinued Operations	41	58	112

Net income	$1,292	$834	$847

Earnings Per Share Data:
Basic and Diluted—before discontinued operations	$0.32	$0.34	$0.32
Discontinued operations	$0.19	$0.03	$0.05
Basic and Diluted Earnings Per Common Share	$0.51	$0.37	$0.37
Weighted Average Shares:
Basic and Diluted	2,519,820	2,275,000	2,275,000

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

[In thousands, except shares]

	Class A		Class B		Additional paid-in capital	Distributions in excess of net earnings	Total
	Common Shares		Common Shares
	Shares	Dollars	Shares	Dollars
Balance at December 31, 1999	2,275,000	$23	—	$—	$11,968	$(186)	$11,805
Dividends declared ($0.72 per share)	—	—	—	—	—	$(1,638)	$(1,638)
Net Income						$847	$847

Balance at December 31, 2000	2,275,000	$23	—	$—	$11,968	$(977)	$11,014
Dividends declared ($0.72 per share)	—	—	—	—	—	$(1,638)	$(1,638)
Net Income						$834	$834

Balance at December 31, 2001	2,275,000	$23	—	$—	$11,968	$(1,781)	$10,210
Issuance of shares, net of offering expenses	300,000	$3	—	$—	$1,711		$1,714
Issuance of shares, Dividend Reinvestment Plan	1,863	$—	—	$—	—		$—
Dividends declared ($0.72 per share)	—	—	—	—	—	$(1,838)	$(1,838)
Net Income						$1,292	$1,292

Balance at December 31, 2002	2,576,863	$26	—	$—	$13,679	$(2,327)	$11,378

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

[In thousands, except share and per share amounts]

	2002	2001	2000
Operating Activities:
Net Income	$1,292	$834	$847

Adjustments to Reconcile Net Income to Net Cash provided by Operating Activities:
Depreciation and Amortization	4,212	4,476	3,892
Gain on Sale of Assets	(449)	(598)	—
Income Allocated to Minority Interest	3,238	2,342	1,908
Change in Assets and Liabilities:
(Increase) Decrease in:
Escrow Deposits	(102)	(469)	(1,178)
Lease Payments Receivable—Related Party	(419)	501	(761)
Other Assets	(395)	(92)	115
Due from Related Party	(46)	122	(21)
Increase (Decrease):
Due to Related Parties	210	(179)	54
Accounts Payable and Accrued Expenses	436	(109)	176

Total Adjustments	6,685	5,994	4,185

Net Cash provided by Operating Activities	7,977	6,828	5,032
Investing Activities:
Purchase of Hotel Property Assets	(5,142)	(5,017)	(13,017)
Sale of Hotel Property Assets	5,997	12,599	—
Purchase of Intangible Assets	—	(69)	(1,078)
Loans to Related Party	(1,000)	(2,000)	(800)

Net Cash provided by/(used in) Investing Activities	(145)	5,513	(14,895)
Financing Activities:
Net Proceeds from Issuance of Stock	1,711	—	—
Proceeds from Borrowings Under Line of Credit	12,077	10,766	5,496
Repayment of Borrowings Under Line of Credit	(15,332)	(15,108)	—
Borrowings from Mortgages Payable	2,985	—	25,050
Principal Repayment of Mortgages Payable	(3,857)	(2,729)	(17,016)
Dividends Paid	(1,774)	(1,638)	(1,638)
Limited Partnership Unit Distributions Paid	(3,669)	(3,495)	(3,561)
Borrowings from Related Party	—	—	1,408
Repayment of Related Party Loans	—	30	—

Net Cash provided by/(used in) Financing Activities	(7,859)	(12,174)	9,739
Net Increase (Decrease) in Cash and Cash Equivalents	(27)	167	(124)
Cash and Cash Equivalents—Beginning of Year	167	—	124

Cash and Cash Equivalents—End of Year	$140	$167	$—

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002, 2001, and 2000—(Continued)

[In thousands, except share and per share amounts]

	12/31/02	12/31/01	12/31/00
Supplemental Disclosure of Cash Flow Information:
Cash Paid During the Period:
Interest	$4,802	$5,364	$4,445

Supplemental Disclosure of Non-Cash Investing and Financing Activities:

We have acquired an Investment in Hotel Properties with an approximate value, at the commencement of operations, of $40,307 in exchange for (i) 4,032,321 subordinated units of limited partnership interest in the Partnership that are redeemable for the same number of Class B Common Shares with a value of approximately $24,200 based on the initial offering price and (ii) the assumption of approximately $23,300 of indebtedness of which approximately $6,100 was repaid immediately after the acquisition of the hotels and approximately $2,800 was repaid prior to June 30, 1999.

On August 11, 1999 we purchased, from Messrs. Hasu P. Shah, our chairman, chief executive officer and trustee, K.D. Patel, one of our trustees, Kiran P. Patel, our secretary, certain officers of HHMLP and other affiliated individuals, [the “Hersha Affiliates”], all the partnership interests in 3744 Associates, a Pennsylvania limited partnership and through the ownership of 3744 Associates, a 60- room Comfort Inn hotel located near the John F. Kennedy International Airport in Jamaica, New York. The Comfort Inn, JFK was newly constructed and commenced operations on August 12, 1999. We have purchased the Comfort Inn, JFK for $5,500.

On September 1, 1999 we purchased, from the Hersha Affiliates, all the partnership interests in 2844 Associates, a Pennsylvania limited partnership and through the ownership of 2844 Associates, a 77-room Clarion Inn & Suites hotel located in Harrisburg, Pennsylvania. We acquired the Clarion Inn & Suites for a purchase price of $2,700. We have assumed a mortgage payable of $2,000 in connection with the acquisition of this hotel. The Clarion Inn & Suites was subsequently converted to a Holiday Inn Express and Suites in 2000.

On September 1, 1999 we purchased, from the Hersha Affiliates, all the partnership interests in 3544 Associates, a Pennsylvania limited partnership and through the ownership of 3544 Associates, a 72-room Hampton Inn hotel located in Danville, Pennsylvania. The total purchase price was $3,600. We have acquired an Investment in the Hampton Inn, Danville, PA in exchange for (i) 173,359 subordinated units of limited partnership interest in the partnership that are redeemable for the same number of Class B Common Shares with a value of approximately $1,000 based on the initial offering price and (ii) the assumption of approximately $2,600 of indebtedness.

As of January 1, 2000, we issued an additional 235,026 units of limited partnership interest in connection with final settlement of the purchase prices for the Holiday Inn, Milesburg, the Comfort Inn, Denver and the Holiday Inn Express, Riverfront. The total number of units outstanding as of January 1, 2000 was 4,440,996. No additional units were issued during 2000.

On January 1, 2000, we purchased three hotels from the Hersha Affiliates. These hotels consist of the Hampton Inn, Hershey, the Best Western, Indiana and the Comfort Inn, McHenry. The purchase prices paid for these hotels were $7,500, $2,200 and $1,800, respectively. We have assumed mortgages payable of $5,000, $1,400 and $1,200, respectively, and also assumed related party debt of $1,000 related to the purchase of the

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002, 2001, and 2000—(Continued)

[In thousands, except share and per share amounts]

Hampton Inn, Hershey. The Hersha Affiliates have received cash of approximately $1,500, $800 and $600, respectively, for the remainder of the proceeds from the sale of these hotels.

On May 19, 2000, we completed the acquisition of four hotels from Noble Investment Group, Ltd. (“Noble”) for $20,000. We have simultaneously entered into lease agreements with Noble for the four properties. We lease the properties to entities owned by Noble pursuant to percentage leases that provide for rent based, in part, on the room revenues from the hotels. The leases for the Comfort Suites, Duluth, GA and the Holiday Inn Express, Duluth, GA are effective as of May 19, 2000. The leases for the Hampton Inn hotels located in Newnan and Peachtree City are effective as of April 20, 2000.

On October 1, 2000, we purchased the Sleep Inn in Corapolis, PA from the Hersha Affiliates. The purchase price paid for this hotel was $5,500. We have assumed a mortgage payable of $3,800. The Hersha Affiliates have received cash of approximately $1,700 for the remainder of the proceeds from the sale of this hotel.

As of January 1, 2001, we have issued an additional 531,559 units of limited partnership interest in connection with the repricing of the Holiday Inn Express, Hershey, Hampton Inn, Carlisle, Holiday Inn Express, New Columbia and the Comfort Inn, Harrisburg. The total number of units outstanding as of January 1, 2001 was 4,972,555.

On April 1, 2001, we sold the Best Western, Indiana for $2,200 to the Hersha Affiliates. In conjunction with this transaction we received cash proceeds of $400 and have redeemed 76,252 limited partnership units valued at $457. The buyer also assumed the outstanding mortgage balance of $1,342.

On May 1, 2001, we sold the Comfort Inn, Denver for $2,100 to an unrelated third party. Net of settlement fees and other costs we received $1,868. In conjunction with this transaction we received cash proceeds of $460 and have paid down the outstanding mortgage balance of $1,408 to Shreenathji Enterprises, Ltd., a related party.

On June 1, 2001, we sold the Comfort Inn, JFK for $7,000 to an unrelated third party. Net of settlement fees and other costs we received cash proceeds of $6,613. Based upon the initial repricing formula, we issued an additional 175,538 limited partnership units in conjunction with this transaction.

On June 1, 2001, we purchased the Mainstay Suites and Sleep Inn in King of Prussia from the Hersha Affiliates. We purchased these assets for $9,445 plus settlement costs and leased them to Hersha Hospitality Management, LP. In conjunction with this transaction, we assumed the mortgage indebtedness of $6,738, assumed $1,000 of related party debt and funded the remainder of the proceeds of $1,768 from our available cash and outstanding line of credit.

On November 1, 2001, we purchased the Holiday Inn Express hotel located in Long Island City, New York. We purchased this asset for $8,500 plus settlement costs of approximately $100 and leased it to Hersha Hospitality Management, LP. In conjunction with this transaction, we assumed the mortgage indebtedness of approximately $5,445, assumed $1,000 of related party debt, issued additional units for $459 and paid cash of approximately $1,600.

On November 1, 2001, we sold the Comfort Inn, McHenry, MD to the Hersha Affiliates for approximately $1,800, including the assumption of approximately $1,180 in indebtedness, redemption of 55,175 limited partnership units valued at approximately $331 and cash proceeds of approximately $300.

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002, 2001, and 2000—(Continued)

[In thousands, except share and per share amounts]

On November 1, 2001, we sold the Comfort Inn, Riverfront, Harrisburg, PA to the Hersha Affiliates for $3,400 net of selling costs, including the assumption of approximately $2,500 in indebtedness and approximately $900 in cash.

On November 1, 2001, we sold the Holiday Inn, Milesburg, PA to a third party owner operator for approximately $4,700 less broker fees, settlement and transfer costs of $617. Net of these fees and expenses we received cash proceeds of $3,926 and paid down a related party loan receivable of $157.

On December 28, 2001, we declared a $0.18 per Class A Common Share dividend and a distribution of $0.18 per limited partnership unit that was paid on January 25, 2002.

As of January 1, 2002, we issued an aggregate of 333,541 additional operating partnership units in connection with the re-pricing of the Holiday Inn Express & Suites, Harrisburg, the Hampton Inn, Danville and the Hampton Inn & Suites, Hershey, Pennsylvania. The total number of units outstanding as of January 1, 2002 was 5,099,722.

The Board of Trustees approved the purchase of the Mainstay Suites, Frederick, Maryland, on February 27, 2002 to be effective January 1, 2002. We purchased this asset for $5,500 plus settlement costs of approximately $21 and leased it to HHMLP. In conjunction with this transaction, we assumed mortgage indebtedness of approximately $3,100, assumed $800 of related party debt, and paid cash of approximately $1,600. The financial position and results of operations related to the Mainstay Suites, Frederick, Maryland are included as of January 1, 2002.

Further, on February 27, 2002, the Board of Trustees also approved the sale of the Sleep Inn, Corapolis, Pennsylvania to some of our executive officers, trustees and their affiliates to be effective as of January 1, 2002. We sold this asset for $5,500, including the assumption of approximately $3,500 in indebtedness and the redemption of 327,038 limited partnership units valued at approximately $2,000. We initially purchased this property from these executive officers, trustees and their affiliates on October 1, 2000 for $5,500. This transaction has been accounted for as of January 1, 2002.

During the quarter ended March 31, 2002, we issued an additional 300,000 Class A Common Shares. We received gross proceeds of $1,800. We received net proceeds of $1,711 after selling and offering expenses.

On September 26, 2002, we sold the Clarion Suites, Philadelphia, PA to a third party for $6,300 less transfer costs that are estimated at $103. In order to complete the sale of this hotel, the Company is currently carrying $200 of seller financing that is due and payable on October 1, 2003. This financing was completed at an interest rate of 10%. The remaining proceeds from the sale were utilized to payoff $5,997 of the Company’s line of credit balance.

On October 1, 2002, we purchased the Doubletree Club hotel at the JFK International Airport, Jamaica, NY. We purchased this asset for $11,500 and leased it to Hersha Hospitality Management, LP. In conjunction with this transaction, we assumed the mortgage and lease indebtedness of approximately $8,705, assumed $1,000 of related party debt, and paid cash of $1,795.

On December 28, 2002 we declared a $0.18 per Class A Common Share dividend and a distribution of $0.18 per limited partnership unit that was paid on January 17, 2003.

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[In thousands, except share and per share amounts]

[1]    Organization and Basis of Financial Presentation

Hersha Hospitality Trust [the “Company”] was formed in May 1998 to acquire equity interests in ten existing hotel properties. We are a self-administered, Maryland real estate investment trust for federal income tax purposes. On January 26, 1999, we completed an initial public offering of 2,275,000 shares of $.01 par value Class A Common Shares. The offering price per share was $6 resulting in gross proceeds of $13,650. Net of underwriters discount and offering expenses, we received proceeds of $11,991. During the quarter ended March 31, 2002, we issued 300,000 shares of $.01 par value Class A Common Shares. The offering price per share was $6, resulting in gross proceeds of $1,800. Net of selling and offering expenses, we received proceeds of $1,700.

Upon completion of the initial public offering, we contributed substantially all of the net proceeds to Hersha Hospitality Limited Partnership [the “Partnership”] in exchange for a 36.1% general partnership interest in the Partnership. The Partnership used these proceeds to acquire an equity interest in ten hotels [the “Initial Hotels”] through subsidiary partnerships, and to retire certain indebtedness relating to these hotels. The Partnership acquired these hotels in exchange for (i) units of limited partnership interest in the Partnership which are redeemable by the Company, subject to certain limitations, for an aggregate of 4,032,431 Class B Common Shares, with a value of approximately $24,200 based on the initial public offering price, and (ii) the assumption of approximately $23,300 of indebtedness of which approximately $6,100 was repaid immediately after the acquisition of the hotels. Hasu P. Shah, K.D. Patel, Kiran Patel, David Desfor and Neil Shah (certain of our executive officers and trustees) and their affiliates [the “Hersha Affiliates”] received units of limited partnership interests in the Partnership aggregating a 63.9% equity interest in the Partnership. The Partnership owns a 99% limited partnership interest and Hersha Hospitality, LLC [“HHLLC”], a Virginia limited liability company, owns a 1% general partnership interest in the subsidiary partnerships. The Partnership is the sole member of HHLLC.

We instituted a dividend reinvestment plan [“DRIP”] for our Class A Common Shares on February 13, 2002. Our DRIP provides holders of our Class A Common Shares with a convenient method of purchasing additional Class A common shares without payment of any brokerage commission or service charges. Any holder of record of Class A common shares is eligible to participate in the plan. Participants in the plan may have cash dividends on all or a portion of their Class A common shares automatically reinvested.

The purchase price of the Class A common shares purchased with reinvested cash dividends will be at a price equal to 95% of the “average market price,” which means the average of the closing prices of our Class A common shares as reported by the American Stock Exchange for each of the five (5) trading days immediately preceding the investment date as of which such purchase is made. Shareholders who do not elect to participate in the plan will continue to receive cash dividends on shares registered in their names.

As of December 31, 2002 we had issued an additional 1,863 Class A Common Shares pursuant to the DRIP. Of the total dividends payable of $464 at December 31, 2002, we paid a cash dividend of $458 and issued an additional 762 shares on January 17, 2003.

We lease 14 of our hotel facilities to Hersha Hospitality Management, LP [“HHMLP”], a Pennsylvania limited partnership. HHMLP is owned in part by three of our executive officers, two of our trustees and their affiliates. HHMLP operates and leases the hotel properties pursuant to separate percentage lease agreements [the “Percentage Leases”] that provide for initial fixed rents or percentage rents based on the revenues of the hotels. The hotels are located principally in the Mid-Atlantic region of the United States. We have also entered into percentage leases with Noble Investment Group, Ltd. [“Noble”], an independent third party management company, to lease and manage four hotels in the metropolitan Atlanta market.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

[In thousands, except share and per share amounts]

The following summarizes the number of hotels owned for the periods presented:

	2002	2001(a)	2000
Hotels owned at beginning of years	18	21	13
Acquisitions	2	3	8
Sales of hotels	(2)	(6)	0

Hotels owned at end of years	18	18	21

(a)—The Sleep Inn and Mainstay Suites in King of Prussia, PA consist of two separate hotels yet are accounted for as one purchase due to the fact that the hotels share a common lobby and guest area and a common deed.

Since the completion of the initial public offering we have issued an additional 173,539 units of limited partnership interest in connection with the acquisition of the Hampton Inn, Danville, PA and 76,555 units in connection with the acquisition of the Holiday Inn Express, Long Island City. We have also issued an additional 1,275,662 units of limited partnership interest in connection with final settlement of the purchase prices of several hotels and have redeemed 458,465 units of limited partnership interest in connection with the sale of certain hotels.

The total number of units of limited partnership interest outstanding as of December 31, 2002, 2001 and 2000 was 5,099,722, 5,093,220 and 4,440,996, respectively.

[2]    Summary of Significant Accounting Policies

Principles of Consolidation—The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include all of our accounts as well as accounts of the Partnership and the subsidiary Partnerships. All inter-company amounts have been eliminated.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment in Hotel Properties—Investment in hotel properties are stated at cost. Depreciation for financial reporting purposes is principally based upon the straight-line method.

The estimated lives used to depreciate the Hotel properties are as follows:

Building and Improvements	15 to 40 Years
Furniture and Fixtures	5 to 7 Years

Cash and Cash Equivalents—Cash and cash equivalents are comprised of cash and certain highly liquid investments with maturities of three months or less when acquired, carried at cost, which approximates fair value. We had no cash equivalents at December 31, 2002 and 2001.

Intangible Assets and Goodwill—Intangible assets consist of loan acquisition fees and are carried at cost net of accumulated amortization. Amortization of loan acquisition fees is computed using the straight-line

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

[In thousands, except share and per share amounts]

method over the term of the related debt. The Company has not recognized amortization expense on goodwill subsequent to December 31, 2001. The Company tests goodwill for impairment at least annually and has not recognized any impairment during the three years ended December 31, 2002.

Revenue Recognition—Percentage lease income is recognized when earned from the Lessees under the agreements from the date of acquisition of each hotel property. Lease income is recognized under fixed rent agreements ratably over the lease term. All leases between us and the lessees are operating leases.

Distributions—The Company intends to pay distributions which, at a minimum, will be sufficient for the Company to maintain its REIT status.

Income Taxes—We qualify as a real estate investment trust under Section 856 through 860 of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been reflected in the financial statements.

Earnings and profits that determine the taxability of dividends to shareholders differ from net income reported for financial reporting purposes due to the differences for Federal tax purposes in the estimated useful lives and methods used to compute depreciation. During 2002 and 2001, 10.2% and 11.0%, respectively, of the distributions were considered to be return of capital for Federal income tax purposes. During 2000, none of the distributions were considered to be return of capital for Federal income tax purposes.

Minority Interest—Minority interest in the Partnership represents the limited partners’ proportionate share of the equity of the Partnership. The limited partnership interests are owned by numerous individuals and companies. Income is allocated to minority interest based on weighted average percentage ownership throughout the year.

Earnings Per Common Share—We compute earnings per share in accordance with Statement of Financial Accounting Standards [“SFAS”] No. 128, “Earnings Per Share.”

Impairment of Long Lived Assets—We review the carrying value of each hotel property in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 to determine if circumstances exist indicating an impairment in the carrying value of the investment in the hotel property or if depreciation periods should be modified. Long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. We perform undiscounted cash flow analyses to determine if impairment exists. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Hotel properties held for sale are presented at the lower of carrying amount or fair value less cost to sell.

Recent Accounting Pronouncements—The Financial Accounting Standards Board (“FASB”) has issued Statement of Financial Accounting Standards (“SFAS”) No. 146, “Accounting for Exit or Disposal Activities.” SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (“EITF”) of the FASB has set forth in EITF Issue No 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The scope of SFAS No. 146 also included (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred compensation contract. SFAS No. 146 will be effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 had no impact on our results of operations or financial position for 2002.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

[In thousands, except share and per share amounts]

The FASB has issued SFAS No. 147, “Acquisitions of Certain Financial Institutions,” which is effective for certain transactions arising on or after October 1, 2002. SFAS No. 147 will have no impact on the Company.

The FASB has issued SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure requirements of SFAS No. 148. The Company currently accounts for stock-based employee compensation in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, the alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation mandated by SFAS No. 148 are not applicable to the Company at this time.

FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34,” was issued in November 2002. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has made the disclosures required by FIN 45.

FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51,” was issued in January 2003. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company will continue to monitor and evaluate the impact of FIN 46 on our financial statements.

Concentration of Credit Risk—Financial instruments that potentially subject us to concentrations of credit risk include cash and cash equivalents and rent receivable arising from our normal business activities. We place our cash and cash equivalents with high credit quality financial institutions. We do not require collateral to support our financial instruments. At December 31, 2002 and 2001, we did not have any monies in financial institutions that exceeded federally insured amounts.

Rental income is earned from one related party lessee and one unrelated party lessee. Therefore, the collection of rent receivable and rent income is reliant on the continued financial health of these Lessees.

Fair Value of Financial Instruments—At December 31, 2002 and 2001, financial instruments include cash and cash equivalents, lease payments receivable, accounts payable, accrued expenses, loans to and from related

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

[In thousands, except share and per share amounts]

parties, a line of credit and mortgages payable. The fair values of cash and cash equivalents, lease payments receivable and accounts payable and accrued expenses approximate carrying value because of the short-term nature of these instruments. Loans to and from related parties carry interest at rates that approximate our borrowing cost. The fair value of mortgages payable and the line of credit approximates carrying value since the interest rates approximate the interest rates currently offered for similar debt with similar maturities.

Stock Based Compensation—We account for employee stock-based compensation under the intrinsic value based method as prescribed by Accounting Principles Board [“APB”] Opinion No. 25. We apply the provisions of SFAS No. 123, “Accounting for Stock Based Compensation,” to non-employee stock-based compensation and the pro forma disclosure provisions of that statement to employee stock-based compensation.

[3]    Intangible Assets

At December 31, 2002 and 2001 intangibles consisted of the following:

Description	Cost	Accumulated Amortization	Net
December 31, 2002:
Goodwill	$412	$0	$412
Loan Acquisition Fees	1,183	430	753

Totals	$1,595	$430	$1,165

December 31, 2001:
Goodwill	$1,168	$528	$640
Loan Acquisition Fees	1,183	308	875

Totals	$2,351	$836	$1,515

Amortization expense was $122, $274 and $213 for the years ending December 31, 2002, 2001 and 2000, respectively. The Company estimates that amortization expense for each of the next five years will be $122.

[4]    Investment in Hotel Properties

Hotel properties consist of the following at December 31, 2002 and 2001:

	2002	2001
Land	$10,500	$10,156
Buildings and Improvements	81,160	74,592
Furniture, Fixtures and Equipment	15,519	15,648

	107,179	100,396
Less Accumulated Depreciation	13,365	12,296

	$93,814	$88,100

Depreciation expense was $4,090, $4,202 and $3,679 for the years ended December 31, 2002, 2001 and 2000, respectively. The eighteen hotels owned at December 31, 2002 consist of seventeen premium limited service hotels and one full service hotel property.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

[In thousands, except share and per share amounts]

In 2002, 2001 and 2000, we acquired and sold the following hotels for the approximate amounts indicated.

	No. of Rooms	Purchase Price	Sale Price
2002
Mainstay Suites, Frederick, MD	72	5,500
Sleep Inn, Corapolis, PA	(143)		(5,500)
Clarion Suites, Philadelphia, PA	(96)		(6,300)
Doubletree Club, Jamaica, NY	110	11,500

Total	(57)	$17,000	$(11,800)

2001
Mainstay Suites/Sleep Inn, King of Prussia, PA	156	9,445
Holiday Inn Express, LI City, NY	79	8,500
Best Western, Indiana, PA	(96)		(2,200)
Comfort Inn, McHenry, MD	(77)		(1,800)
Comfort Inn, Denver, PA	(45)		(2,100)
Comfort Inn, JFK, NY	(60)		(7,000)
Holiday Inn Milesburg, PA	(118)		(4,700)
Comfort Inn, Harrisburg, PA	(117)		(3,400)

Total	(278)	$17,945	$(21,200)

2000
Hampton Inn & Suites, Hershey, PA	110	$7,500
Best Western, Indiana, PA	96	2,200
Comfort Inn, McHenry, MD	77	1,800
Hampton Inn, Newnan, GA	91	7,117
Hampton Inn, Peachtree City, GA	61	3,940
Comfort Suites, Duluth	85	5,208
Holiday Inn Express, Duluth	68	3,735
Sleep Inn, Corapolis, PA	143	5,500

Total	731	$37,000

On January 1, 2000, we purchased three hotels from the Hersha Affiliates. These hotels consist of the Hampton Inn, Hershey, the Best Western, Indiana and the Comfort Inn, McHenry. The purchase prices paid for these hotels were $7,500, $2,200 and $1,800, respectively. We have assumed mortgages payable of $5,000, $1,400 and $1,200, respectively, and also assumed related party debt of $1,000 related to the purchase of the Hampton Inn, Hershey. The Hersha Affiliates have received cash of approximately $1,500, $800 and $600, respectively, for the remainder of the proceeds from the sale of these hotels.

On May 19, 2000, we completed the acquisition of four hotels from Noble Investment Group, Ltd. (“Noble”) for $20,000. We have simultaneously entered into lease agreements with Noble for the four properties. We lease the properties to entities owned by Noble pursuant to percentage leases that provide for rent based, in part, on the room revenues from the hotels. The leases for the Comfort Suites, Duluth, GA and the Holiday Inn Express, Duluth, GA are effective as of May 19, 2000. The leases for the Hampton Inn hotels located in Newnan and Peachtree City are effective as of April 20, 2000.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

[In thousands, except share and per share amounts]

On October 1, 2000, we purchased the Sleep Inn in Corapolis, PA from the Hersha Affiliates. The purchase price paid for this hotel was $5,500. We have assumed a mortgage payable of $3,800. The Hersha Affiliates have received cash of approximately $1,700 for the remainder of the proceeds from the sale of this hotel.

As of January 1, 2001, we have issued an additional 531,559 units of limited partnership interest in connection with the repricing of the Holiday Inn Express, Hershey, Hampton Inn, Carlisle, Holiday Inn Express, New Columbia and the Comfort Inn, Harrisburg.

On April 1, 2001, we sold the Best Western, Indiana for $2,200 to the Hersha Affiliates. In conjunction with this transaction we received cash proceeds of $400 and have redeemed 76,252 limited partnership units valued at $457. The buyer also assumed the outstanding mortgage balance of $1,342.

On May 1, 2001, we sold the Comfort Inn, Denver for $2,100 to an unrelated third party. Net of settlement fees and other costs we received $1,868. In conjunction with this transaction we received cash proceeds of $460 and have paid down the outstanding mortgage balance of $1,408 to Shreenathji Enterprises, Ltd., a related party.

On June 1, 2001, we sold the Comfort Inn, JFK for $7,000 to an unrelated third party. Net of settlement fees and other costs we received cash proceeds of $6,613. Based upon the initial repricing formula, we issued an additional 175,538 limited partnership units in conjunction with this transaction.

On June 1, 2001, we purchased the Mainstay Suites and Sleep Inn in King of Prussia from the Hersha Affiliates. We purchased these assets for $9,445 plus settlement costs and leased them to Hersha Hospitality Management, LP. In conjunction with this transaction, we assumed the mortgage indebtedness of $6,738, assumed $1,000 of related party debt and funded the remainder of the proceeds of $1,768 from our available cash and outstanding line of credit.

On November 1, 2001, we purchased the Holiday Inn Express hotel located in Long Island City, New York. We purchased this asset for $8,500 plus settlement costs of approximately $100 and leased it to Hersha Hospitality Management, LP. In conjunction with this transaction, we assumed the mortgage indebtedness of approximately $5,445, assumed $1,000 of related party debt, issued additional units for $459 and paid cash of approximately $1,600.

On November 1, 2001, we sold the Comfort Inn, McHenry, MD to the Hersha Affiliates for approximately $1,800, including the assumption of approximately $1,180 in indebtedness, redemption of 55,175 limited partnership units valued at approximately $331 and cash proceeds of approximately $300.

On November 1, 2001, we sold the Comfort Inn, Riverfront, Harrisburg, PA to the Hersha Affiliates for $3,400 net of selling costs, including the assumption of approximately $2,500 in indebtedness and approximately $900 in cash.

On November 1, 2001, we sold the Holiday Inn, Milesburg, PA to a third party owner operator for approximately $4,700 less broker fees, settlement and transfer costs of $617. Net of these fees and expenses we received cash proceeds of $3,926 and paid down a related party loan receivable of $157.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

[In thousands, except share and per share amounts]

For the year ended December 31, 2001, we recorded a gain of approximately $125, $145, $170 and $266 on the sale of the Best Western, Indiana, Comfort Inn, McHenry, Comfort Inn, Riverfront and the Holiday Inn, Milesburg, respectively. We recorded a loss of approximately $108 on the sale of the Comfort Inn, Denver. The net amount of these gains and losses of $598 is included in the consolidated statement of operations and the consolidated statement of cash flows for the year ended December 31, 2001, under the caption “gain on sale of assets.” The use of fair value as the appropriate accounting treatment was determined with reference to APB 29 and related accounting guidance.

As of January 1, 2002, we issued an aggregate of 333,541 additional operating partnership units in connection with the re-pricing of the Holiday Inn Express & Suites, Harrisburg, the Hampton Inn, Danville and the Hampton Inn & Suites, Hershey, Pennsylvania. The total number of units outstanding as of January 1, 2002 was 5,099,722.

The Board of Trustees approved the purchase of the Mainstay Suites, Frederick, Maryland, on February 27, 2002 to be effective January 1, 2002. We purchased this asset for $5,500 plus settlement costs of approximately $21 and leased it to HHMLP. In conjunction with this transaction, we assumed mortgage indebtedness of approximately $3,100, assumed $800 of related party debt, and paid cash of approximately $1,600. The financial position and results of operations related to the Mainstay Suites, Frederick, Maryland are included as of January 1, 2002.

Further, on February 27, 2002, the Board of Trustees also approved the sale of the Sleep Inn, Corapolis, Pennsylvania to some of our executive officers, trustees and their affiliates to be effective as of January 1, 2002. We sold this asset for $5,500, including the assumption of approximately $3,500 in indebtedness and the redemption of 327,038 limited partnership units valued at approximately $2,000. We initially purchased this property from these executive officers, trustees and their affiliates on October 1, 2000 for $5,500. This transaction has been accounted for as of January 1, 2002.

On September 26, 2002, we sold the Clarion Suites, Philadelphia, PA to a third party for $6,300 less transfer costs that are estimated at $93. In order to complete the sale of this hotel, the Company is currently carrying $200 of seller financing that is due and payable on October 1, 2003. This financing was completed at an interest rate of 10%. The remaining proceeds from the sale were utilized to payoff $5,997 of the Company’s line of credit balance.

On October 1, 2002, we purchased the Doubletree Club hotel at the JFK International Airport, Jamaica, NY. We purchased this asset for $11,500 and leased it to Hersha Hospitality Management, LP. In conjunction with this transaction, we assumed the mortgage and lease indebtedness of approximately $8,705, assumed $1,000 of related party debt, and paid cash of $1,795.

The above acquisitions were accounted for as purchases, and the results of such acquisitions are included in the Company’s consolidated statements of operations from the dates of acquisition. No goodwill arose in the transactions.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

[In thousands, except share and per share amounts]

[5]    Debt

Debt is comprised of the following at December 31, 2002 and 2001:

	2002	2001
Mortgages Payable	$61,538	$54,477
Revolving Credit Facility	3,803	7,058

	$65,341	$61,535

Substantially all of our mortgage indebtedness is collateralized by property and equipment and in certain situations is personally guaranteed by the Hersha Affiliates. The total mortgages payable balance at December 31, 2002 and 2001 was $61,538 and $54,477, respectively, and consisted of mortgages with fixed interest rates ranging from 6.0% to 9.43%. The maturities for the outstanding mortgages ranged from August 2004 to December 2012.

On August 9, 1999, the Company obtained a $7,000 credit facility from Sovereign Bank (the “Line of Credit”). The Line of Credit was extended to $11,500 as of December 1, 2000. Outstanding borrowings under the Line of Credit bear interest at the bank’s prime rate and the Line of Credit is collateralized by the Holiday Inn Express and Suites, Harrisburg. The interest rate on borrowings under the Line of Credit at December 31, 2002 and 2001 was 4.25% and 5.0%, respectively. The Line of Credit expires in December 2004. The outstanding principal balance on the Line of Credit was approximately $3,803 and $7,058 at December 31, 2002 and 2001, respectively. The weighted average interest rate on short-term borrowings for 2002, 2001, 2000 was 4.73% 7.1%, and 9.0%, respectively.

Aggregate annual principal payments for the Company’s mortgages payable at December 31, 2002 are due as follows:

2003	$1,438
2004	1,551
2005	1,678
2006	1,816
2007	1,965
Thereafter	53,090

Total	$61,538

[6]    Commitments and Contingencies and Related Party Transactions

In conjunction with the initial public offering, we acquired the ten Initial Hotels and entered into percentage lease agreements with Hersha Hospitality Management, L.P. (“HHMLP”). We have acquired twelve properties from the Hersha Affiliates that were subsequently leased to HHMLP and four properties from Noble Investment Group, Ltd. (“Noble”) that were leased to Noble, subsequent to our public offering. We sold four properties back to the Hersha Affiliates subsequent to our public offering and have sold four properties to unaffiliated third parties subsequent to our public offering. Under the percentage leases, the Partnership is obligated to pay the costs of certain capital improvements, real estate and personal property taxes and property insurance, and to make available to the lessee an amount equal to 4% [6% for some hotels] of room revenues per quarter, on a cumulative basis, for the periodic replacement or refurbishment of furniture, fixtures and equipment at these hotels.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

[In thousands, except share and per share amounts]

There was no commitment outstanding to the limited partners as of December 31, 2002 and 2001. The Class A Common shareholders will be entitled to receive dividends in excess of the priority distribution [See Note 10] after the limited partners have received an amount equal to the priority distribution. The holders of the Class A Common Shares will be entitled to receive further distributions on a pro rata basis with the holders of the limited partnership units.

We are the sole general partner in the Partnership, which is the sole general partner in the subsidiary partnerships and, as such, are liable for all recourse debt of the Partnership to the extent not paid by the partnerships. In the opinion of management, we do not anticipate any losses as a result of our obligations as general partner.

We have entered into percentage leases relating to 14 hotels with HHMLP. Each percentage lease has an initial non-cancelable term of five years. All, but not less than all, of the percentage leases for these 14 hotels may be extended for an additional five-year term at the Lessee’s option. At the end of the first extended term, the Lessee, at its option, may extend some or all of the percentage leases for these hotels for an additional five-year term. Pursuant to the terms of the percentage leases, the Lessee is required to pay initial fixed rent, base rent or percentage rent and certain other additional charges and is entitled to all profits from the operations of the hotels after the payment of certain specified operating expenses.

We have future lease commitments from HHMLP through November 2007 and with Noble through May 2003. Minimum future rental income under these non-cancellable operating leases at December 31, 2002, is as follows:

2003	$7,715
2004	4,049
2005	2,759
2006	1,821
2007	1,489
Thereafter	561

Total	$18,394

We have entered into percentage leases relating to 4 hotels with Noble. Each percentage lease has an initial non-cancelable term of three years. All, but not less than all, of the Percentage Leases for these 4 hotels may be extended for an additional three-year term at Noble’s option. At the end of the first extended term, we or Noble may extend all, but not less than all, of the Percentage Leases for these hotels for an additional three-year term. Pursuant to the terms of the Percentage Leases, Noble is required to pay initial fixed rent or percentage rent and certain other additional charges and is entitled to all profits from the operations of the hotels after the payment of certain specified operating expenses.

For the year ended December 31, 2002 we earned initial fixed rents of $6,510 and earned percentage rents of $8,252. For the year ended December 31, 2001 we earned initial fixed rents of $7,203 and earned percentage rents of $6,698.

We have acquired five hotels, since the commencement of operations, for prices that will be adjusted at a future date.

We have acquired, and expect to acquire in the future, from affiliates of certain of our executive officers and trustees, newly-developed or newly-renovated hotels that do not have an operating history that would allow us to

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

[In thousands, except share and per share amounts]

make purchase price decisions based on historical performance. In buying these hotels we have utilized, and expect to continue to utilize, a “re-pricing” methodology that, in effect, adjusts the initial purchase price for the hotel, one or two years after we initially purchase the hotel, based on the actual operating performance of the hotel during the previous twelve months. All purchase price adjustments are approved by a majority of our independent trustees.

The initial purchase price for each of these hotels was based upon management’s projections of the hotel’s performance following our purchase. The leases for these hotels provide for fixed initial rent during the adjustment period that provides us with a 12% annual yield on the initial purchase price, net of certain expenses. At the end of repricing period we calculate a value for the hotel, based on the actual net income during the previous twelve months, net of certain expenses, such that it would have yielded a 12% return. We then apply the percentage rent formula to the hotel’s historical revenues for the previous twelve months on a pro forma basis. If the pro forma percentage rent formula would not have yielded a pro forma annual return to us of 11.5% to 12.5% based on this calculated value, this value is adjusted either upward or downward to produce a pro forma return of either 11.5% or 12.5%, as applicable. If this final purchase price is higher than the initial purchase price, then the seller of the hotel will receive consideration in an amount equal to the increase in price. If the final purchase price is lower than the initial purchase price, then the sellers of the hotel will return to us consideration in an amount equal to the difference. Any purchase price adjustment will be made either in operating partnership units or cash as determined by our Board of Trustees, including the independent trustees. Any operating partnership units issued by us or returned to us as a result of the purchase price adjustment historically have been valued at $6.00 per unit. Any future adjustments will be based upon a value per unit approved by our Board of Trustees, including our independent trustees. The sellers are entitled to receive quarterly distributions on the operating partnership units prior to the units being returned to us in connection with a downward purchase price adjustment.

We have entered into an Administrative Services Agreement with HHMLP for HHMLP to provide accounting and securities reporting services to us. The terms of the agreement provide for a fixed annual fee of $80,000 with an additional fee of $10,000 per property per year (pro-rated from the time of acquisition) for each hotel added to our portfolio. Based upon the revised 11.5% to 12.5% pricing methodology, the administrative services agreement was reduced by $75,000 per year as of January 1, 2001. For the years ending December 31, 2002, 2001 and 2000, we incurred administrative services fee expenses of $175, $134 and $243 for the years ended December 31, 2002, 2001 and 2000, respectively.

We owed the Lessee, a related party, $303 and $24 for replacement reserve reimbursements and $0 and $39 under the administrative services agreement as of December 31, 2002 and 2001, respectively.

We leased a parcel of real estate to Mr. Hasu P. Shah for a nominal amount during 2001.

We leased one parcel of real estate from the Hersha Affiliates for an aggregate annual rental of $13 during the year ended December 31, 2001. We did not incur any related party lease expense in 2002.

We paid to Mr. Jay H. Shah, son of Mr. Hasu P. Shah, certain legal fees aggregating $60 and $43 during the years ended December 31, 2002 and 2001, respectively. Of this amount $28 and $10 was capitalized as Settlement costs, respectively.

We have approved the lending of up to $3,000 to the Hersha Affiliates to construct hotels and related improvements on specific hotel projects. As of December 31, 2002 and 2001, the Hersha Affiliates owed us

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

[In thousands, except share and per share amounts]

$1,000 and $1,800 related to this borrowing. The Hersha Affiliates have borrowed this money from us at an interest rate of 12.0% per annum. Interest income from these advances was $206 and $154 for the year ended December 31, 2002 and 2001, respectively.

Our Due from Related Party balance was $1,130 and $1,884 as of December 31, 2002 and 2001, respectively. The December 31, 2002 balance consisted primarily of $1,000 of development line funding, as mentioned above. The remainder of the balance of approximately $130 consisted primarily of outstanding payments related to property acquisitions and dispositions between the related parties and interest receivable. The December 31, 2001 balance consisted primarily of $1,800 of development line funding, as mentioned above. The remainder of the balance of approximately $84 consisted primarily of outstanding payments related to property acquisitions and dispositions between the related parties and interest receivable.

We have entered into an option agreement with the Hersha Affiliates that provides us the right to purchase any hotel owned or developed in the future by these individuals or entities that are within fifteen miles of any of our currently owned hotels or any hotel subsequently acquired by us. This option is in place for two years after the acquisition or development of a hotel by the Hersha Affiliates. Of the 14 hotel properties purchased since our initial public offering, six of the hotels have been purchased under this option agreement.

[7]    Stock Option Plans

[A] Prior to the initial public offering, we adopted the Option Plan. The Option Plan is administered by the Compensation Committee of the Board of Trustees, or its delegate.

Our officers and other employees generally are eligible to participate in the Option Plan. The administrator of the plan selects the individuals who participate in the Option Plan.

The Option Plan authorizes the issuance of options to purchase up to 650,000 Class B Common Shares and subordinated units. The Option Plan provides for the grant of (i) options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, and (ii) options not intended to so qualify. Options under the Option Plan may be awarded by the administrator of the Option Plan, and the administrator will determine the option exercise period and any vesting requirements. The options granted under the Option Plan will be exercisable only if (i) we obtain a per share closing price on the Common Shares of $9.00 or higher for 20 consecutive trading days and (ii) the closing price per Common Share for the prior trading day was $9.00 or higher. In addition, no option granted under the Option Plan may be exercised more than five years after the date of grant. The exercise price for options granted under the Option Plan will be determined by the Compensation Committee at the time of grant.

No option award may be granted under the Option Plan more than ten years after the date the Board of Trustees approved such Plan. The Board may amend or terminate the Option Plan at any time, but an amendment will not become effective without shareholder approval if the amendment (i) increases the number of shares that may be issued under the Option Plan, (ii) materially changes the eligibility requirements or (iii) extends the length of the Option Plan. No amendment will affect a participant’s outstanding award without the participant’s consent.

In January 1999, we issued options to purchase 500,000 Class B common shares and units under the Option Plan with an exercise price of $6.00, subject to the price restrictions mentioned above. Of these, 300,000 were issued to two of our Trustees for the express purpose of facilitating the HHMLP Share Appreciation Rights Plan

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

[In thousands, except share and per share amounts]

(the “HHMLP SAR Plan”). Participants in the HHMLP SAR Plan are not our employees. We therefore accounted for the option issuance within the scope of SFAS 123. No compensation cost was recorded on the grant date of the options based on the provisions of that fair value based method.

[B] Prior to the initial public offering, the Board of Trustees also adopted, and our sole shareholder approved, the Trustees’ Plan to provide incentives to attract and retain Independent Trustees. The Trustees’ Plan authorizes the issuance of up to 200,000 Class B Common Shares. The Trustees’ Plan provides for, in the event the Class B Common Shares are converted into another or our securities, the issuance of equivalent amounts of such security and options to purchase such security into which the Class B Common Shares are converted.

Under the Trustees’ Plan, we granted a nonqualified option for Class B Common Shares to our independent Trustees who were members of the Board on the effective date of the initial public offering. The exercise price of each such option is equal to the offering price. Each such option shall become exercisable over the particular Trustee’s initial term, provided that the Trustee is a member of the Board on the applicable date. An option granted under the Trustees’ Plan will be exercisable only if (i) we obtain a per share closing price on the Class A Common Shares of $9.00 for 20 consecutive trading days and (ii) the per share closing price on the Class A Common Shares for the prior trading day was $9.00 or higher. Options issued under the Trustees’ Plan are exercisable for five years from the date of grant.

A Trustee’s outstanding options will become fully exercisable if the Trustee ceases to serve on the Board due to death or disability. All awards granted under the Trustees’ Plan shall be subject to Board or other approval sufficient to provide exempt status for such grants under Section 16 of the Securities Exchange Act of 1934, as amended, as that section and the rules thereunder are in effect from time to time. No option may be granted under the Trustees’ Plan more than 10 years after the date that the Board of Trustees approved the Plan. The Board may amend or terminate the Trustees’ Plan at any time but an amendment will not become effective without shareholder approval if the amendment increases the number of shares that may be issued under the Trustees’ Plan (other than equitable adjustments upon certain corporate transactions).

In January 1999, we issued options to purchase 34,000 Class B Common Shares under the Trustees’ Plan with an exercise price of $6.00, subject to the price restrictions mentioned above.

The following table summarizes information about stock options at December 31, 2002:

	Outstanding			Exercisable
Exercise Price	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$6.00	534,000	1.08	$6.00	—	—

The number of shares available at December 31, 2002 and 2001 for granting of options was 316,000.

[8]    Discontinued Operations

During 2002, we adopted the provisions of FASB No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

[In thousands, except share and per share amounts]

On February 27, 2002, the Board of Trustees approved the sale of the Sleep Inn, Corapolis, Pennsylvania to some of our executive officers, trustees and their affiliates for $5,500, including the assumption of approximately $3,500 in indebtedness and the cancellation of 327,038 limited partnership units valued at approximately $2,000. We initially purchased this property from these executive officers, trustees and their affiliates as of October 1, 2000 for $5,500 including 327,038 limited partnership units. This transaction has been accounted for as of January 1, 2002. We did not recognize any gain or loss on the sale of this asset.

On September 26, 2002, we sold the Clarion Suites, Philadelphia, PA to a third party for $6,300 less transfer costs that are estimated at $103. In order to complete the sale of this hotel, the Company is currently carrying $200 of seller financing that is due and payable on October 1, 2003. This financing was completed at an interest rate of 10%. The remaining proceeds from the sale were utilized to payoff $5,997 of the Company’s line of credit balance. At the date of sale, the Company had $228 of goodwill associated with the property. We recognized a gain of $469 in the third quarter of 2002 on the sale of the property.

The results of the operations from these hotels are classified as discontinued operations in the accompanying consolidated statements of operations for the year ended December 31, 2002. The previously reported 2001 and 2000 results of operations have been reclassified to reflect the classification of these hotels as discontinued operations.

The following table sets forth the components of discontinued operations for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Percentage Lease Revenue	$528	$1,542	$1,200
Interest Expense	178	653	570
Property Taxes and Insurance	83	232	121
General and Administrative	8	20	13
Depreciation and Amortization	218	579	385

Income from Discontinuing Operations	$41	$58	$112

[9]    Earnings Per Share

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Income before Minority Interest and Discontinued Operations	$4,040	$3,118	$2,643
Add: Gain on Sale of Discontinued Operations	449	—	—
Add: Income from Discontinued Operations	41	58	112
Less: Minority Interest	3,238	2,342	1,908

Net Income for Basic & Diluted Earnings Per Share	$1,292	$834	$847

Weighted Average Shares for Basic & Diluted Earnings Per Share	2,519,820	2,275,000	2,275,000

Options to purchase 534,000 shares of Class B common shares for each of the years ending December 31, 2002, 2001 and 2000, respectively, were outstanding but were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

[In thousands, except share and per share amounts]

Additionally, limited partnership units convertible into 5,099,722, 5,071,840 and 4,440,996 common shares on December 31, 2002, 2001 and 2000, respectively, as well as income allocated to these units of approximately $3,238, $2,342 and $1,908 for the years then ended were not included in the computation of diluted earnings per share as the effect would have been antidilutive.

[10]    Capital Stock

The Class A Common Shares have priority as to the payment of dividends until dividends equal $0.18 per share on a quarterly basis and participate equally in additional dividends after the Class B Common Shares have received $.18 per share in each quarterly period. The Class A Common Shares carry a liquidation preference of $6.00 per share plus unpaid dividends and vote with the Class B Common Shares on a one vote per share basis. The priority period of the Class A Shares commenced on the date of the closing of the initial public offering and ends on the earlier of (i) five years after the initial public offering of the Class A Common Shares, or (ii) the date that is 15 trading days after the closing bid price of the Class A Common Shares is at least $7 on each trading day during such 15-day period.

Pursuant to the Hersha Hospitality Limited Partnership Agreement, the limited partners have certain redemption rights that enable them to cause the Partnership to redeem their units of limited partnership interest in exchange for Class B Common Shares or for cash at our election.

There have never been any Class B Common Shares outstanding since our initial public offering on January 26, 1999. The conversion features of the Class B Common Shares into Class A Common Shares are exactly the same as the conversion features of the Hersha Hospitality Limited Partnership (HHLP) Units into Class A Common Shares. The Class B Common Shares are convertible into Class A Common Shares upon the expiration of the Priority Period at follows: (i) five years after the initial public offering of the Class A Common Shares, or (ii) the date that is 15 trading days after the closing bid price of the Class A Common Shares is at least $7 on each trading day during such 15-day period.

In the event the Class B Common Shares are converted into Class A Common Shares prior to redemption of the units, the units will be redeemable by the Company for Class A Common Shares. If we do not exercise our option to redeem the units for Class B Common Shares, then the limited partner may make a written demand that we redeem the units for Class B Common Shares. At December 31, 2002 and 2001, the aggregate number of Class B Common Shares issuable to the limited partners upon exercise of the redemption rights is 5,099,722 and 5,093,220, respectively. The number of shares issuable upon exercise of the redemption rights will be adjusted upon the occurrence of stock splits, mergers, consolidation or similar pro rata share transactions, that otherwise would have the effect of diluting the ownership interest of the limited partners or our shareholders.

The Company’s common shares are duly authorized, fully paid and non-assessable. Common shareholders are entitled to receive dividends if and when authorized and declared by the Board of Trustees of the Company out of assets legally available and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding up after payment of, or adequate provision for, all known debts and liabilities of the Company. Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. See Note 4 for a discussion of the units issued and the redemption rights of minority interest shareholders with respect to 5,099,722 units that are redeemable on a one-for-one basis for shares of Class B Common Shares. None of the units discussed in Note 4 have been redeemed.

The holders of the Class A Common Shares will be entitled to a priority with respect to distributions and amounts payable upon liquidation [the “Priority Rights”] for a period [the “Priority Period”] beginning on

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

[In thousands, except share and per share amounts]

January 26, 1999 and ending on the earlier of: (i) the date that is 15 trading days after the Company sends notice to the record holders of the Class A Common Shares that their Priority Rights will terminate in 15 trading days, provided that the closing bid price of the Priority Common Shares is at least $7.00 on each trading day during such 15-day period, or (ii) the fifth anniversary of the closing of the Offering.

Upon liquidation of the Partnership during the Priority Period, after payment of, or adequate provision for, debts and obligations of the Partnership, including any partner loans, any remaining assets of the Partnership will be distributed in the following order of priority: (i) first, to us until we have received any unpaid Preferred Return plus an amount equal to $6.00 per Unit held by us, (ii) second, to the Limited Partners in accordance with their respective percentage interests in the Partnership until each Limited Partner has received an amount equal to any unpaid Preferred Return plus $6.00 per Unit held by such Limited Partner, and (iii) finally, to us and the Limited Partners with positive capital accounts.

Upon liquidation of the Partnership after the Priority Period, after payment of, or adequate provision for, debts and obligations of the Partnership, including any partner loans, any remaining assets of the Partnership will be distributed to us and the Limited Partners with positive capital accounts in accordance with their respective positive capital account balances.

Pursuant to the Partnership Agreement, the Limited Partners will receive the Redemption Rights, which will enable them to cause the Partnership to redeem their interests in the Partnership in exchange for cash or, at the option of the Company, Class B Common Shares on a one-for-one basis. In the event that the Class B Common Shares are converted into Class A Common Shares prior to redemption of the Subordinated Units, such outstanding Subordinated Units will be redeemable for Class A Common Shares. The holders of the Class A Common Shares and the Class B Common Shares have identical voting rights and will vote together as a single class.

[11]    Selected Quarterly Financial Data (Unaudited)

	Quarter
	1st	2nd	3rd	4th
Fiscal 2002
Total Revenues	$2,971	$4,039	$4,505	$2,993
Income Before Minority Interest and Discontinued Operations	314	1,272	1,957	497
Net income	310	308	297	377
Diluted Earnings Per Common Share and Units	$0.04	$0.12	$0.12	$0.23

Fiscal 2001
Total Revenues	$2,792	$3,424	$3,809	$2,520
Income Before Minority Interest	92	775	1,280	971
Net income	116	245	234	239
Diluted Earnings Per Common Share and Units	$0.02	$0.11	$0.10	$0.14

[12]    Subsequent Events

On December 28, 2002 we declared a $0.18 per Class A Common Share dividend and a distribution of $0.18 per limited partnership unit that was paid on January 17, 2003.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION  AS OF DECEMBER 31, 2002

[In thousands]

		Initial Costs		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at Close of Period		Total	Accumulated Depreciation Buildings and Improvements	Net Book Value Buildings and Improvements	Date of Acquisition	Life Upon Which Latest Income Statement is Computed
Description	Encumbrances	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements
Holiday Inn Harrisburg, PA	$3,347	$412	$1,234	$—	$3,499	$412	$3,968	$4,380	$941	$3,439	12/15/94	15 to 40
Holiday Inn Express New Columbia, PA	1,772	94	2,510	66	665	160	3,175	3,335	390	2,945	12/01/97	15 to 40
Holiday Inn Express Hershey, PA	4,626	426	2,645	410	3,049	836	5,694	6,530	619	5,911	10/01/97	15 to 40
Doubletree Club Jamaica, NY	8,519	1,550	8,793	—	—	1,550	8,793	10,343	55	10,288	11/01/02	15 to 40
HIEXP & Suites Harrisburg, PA	—	213	1,934	81	967	294	2,901	3,195	261	2,934	03/06/98	15 to 40
Comfort Inn Harrisburg, PA	2,362	—	2,720	214	1,036	214	3,756	3,970	392	3,578	05/15/98	15 to 40
Hampton Inn Selinsgrove, PA	3,248	157	2,511	93	2,199	250	4,710	4,960	640	4,320	09/12/96	15 to 40
Hampton Inn Carlisle, PA	3,885	300	3,109	200	2,068	500	5,177	5,677	595	5,082	06/01/97	15 to 40
Hampton Inn Danville, PA	2,461	300	2,787	99	997	399	3,784	4,183	330	3,853	08/28/97	15 to 40
Hampton Inn Hershey, PA	5,108	807	5,714	4	85	811	5,799	6,610	469	6,141	01/01/00	15 to 40
Hampton Inn Newnan, GA	3,313	712	5,504	—	—	712	5,504	6,216	373	5,843	04/20/00	15 to 40
Hampton Inn Peachtree City, GA	2,195	394	3,054	—	8	394	3,062	3,456	208	3,248	04/20/00	15 to 40
Comfort Suites Duluth, GA	3,189	432	4,343	—	2	432	4,345	4,777	285	4,492	05/19/00	15 to 40
Holiday Inn Express Duluth, GA	2,645	470	2,912	—	21	470	2,933	3,403	194	3,209	05/19/00	15 to 40
Mainstay Suites Frederick, MD	2,978	262	1,049	171	2,891	433	3,940	4,373	94	4,279	01/01/02	15 to 40
Sleep/Mainstay KOP, PA	6,569	1,133	7,294	—	25	1,133	7,319	8,452	282	8,170	06/01/01	15 to 40
Holiday Inn Express LI City, NY	5,321	1,500	6,300	—	—	1,500	6,300	7,800	184	7,616	11/01/01	15 to 40

	$61,538	$9,162	$64,413	$1,338	17,512	$10,500	$81,160	$91,660	$6,312	$85,348

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO SCHEDULE III

[In thousands]

2002
Reconciliation of Real Estate:
Balance at Beginning of Year	$84,748
Additions During Year	17,209
Deletions During Year	10,797

Balance at End of Year	$91,160

Reconciliation of Accumulated Depreciation:
Balance at Beginning of Year	$5,222
Depreciation for the Year	1,823
Accumulated Depreciation on Deletions	733

Balance at End of Year	$6,312

The aggregate cost of land, buildings and improvements for federal income tax purposes is approximately $25,104
Depreciation is computed based upon the following useful lives:
Buildings and Improvements	15 to 40 years

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

[In thousands, except share amounts]

	June 30, 2003	December 31, 2002
	(Unaudited)
ASSETS:
Cash and cash equivalents	$513	$140
Investment in Hotel Properties, Net of Accumulated Depreciation	92,379	93,814
Escrow Deposits	2,071	1,749
Accounts Receivable	130	—
Lease Payments Receivable—Related Party	3,508	2,562
Lease Payments Receivable—Other	—	233
Intangibles, Net of Accumulated Amortization	1,114	1,165
Due from Related Party	9,136	1,130
Other Assets	344	723

Total Assets	$109,195	$101,516

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Mortgages Payable	$57,367	$61,538
Line of Credit	4,431	3,803
Deposits Payable	—	1,000
Dividends and Distributions Payable	1,646	1,382
Due to Related Party	1,188	1,303
Accounts Payable and Accrued Expenses	906	854

Total Liabilities	65,538	69,880

Minority Interest:
Common Units	19,630	20,258
Series A Preferred Units	13,228	—

Total Minority Interest	32,858	20,258

Shareholders’ Equity:
Common Shares—Class A, $.01 Par Value, 50,000,000 Shares Authorized, 2,578,703 and 2,576,863 Shares Issued and Outstanding at June 30, 2003 and December 31, 2002, Respectively (Aggregate Liquidation Preference $15,472 and $15,453, respectively)	26	26
Common Shares—Class B, $.01 Par Value, 50,000,000 Shares Authorized, None Issued and Outstanding	—	—
Additional Paid-in Capital	13,691	13,679
Distributions in Excess of Net Earnings	(2,918)	(2,327)

Total Shareholders’ Equity	10,799	11,378

Total Liabilities and Shareholders’ Equity	$109,195	$101,516

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS  FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2003 AND 2002 [UNAUDITED]

[In thousands, except share and per share amounts]

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Revenue:
Percentage Lease Revenues—HHMLP	$3,802	$3,275	$6,336	$5,494
Percentage Lease Revenues—Other	260	700	960	1,400
Hotel Operating Revenues	772	—	772	—
Interest—Related Party	168	63	210	113
Other Revenue	2	1	4	4

Total Revenue	5,004	4,039	8,282	7,011
Expenses:
Interest expense	1,189	1,237	2,457	2,477
Hotel Operating Expenses	888	—	888	—
Real Estate and Personal Property Taxes and Property Insurance	277	268	542	513
General and Administrative	150	207	389	359
Depreciation and Amortization	1,108	1,055	2,196	2,076

Total Expenses	3,612	2,767	6,472	5,425

Income Before Distribution to Preferred Unitholders and Minority Interest	1,392	1,272	1,810	1,586
Distributions to Preferred Unitholders	264	—	264	—
Income Allocated to Minority Interest	1,094	964	1,208	968

Net Income allocated to common shareholders	34	308	338	618

Basic Earnings Per Share	$0.01	$0.12	$0.13	$0.25
Diluted Earnings Per Share	$—	$—	$—	$0.21

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002 [UNAUDITED]

[In thousands, except share amounts]

	June 30, 2003	June 30, 2002
Operating Activities:
Net Income allocated to Common Shareholders	$338	$618
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation	2,145	2,011
Amortization	51	65
Income Allocated to Minority Interest	1,208	968
Distributions to Series A Preferred Unitholders	264	—
Change in Assets and Liabilities:
(Increase) Decrease in:
Accounts Receivable	(130)	—
Escrow and Lease Deposits	(322)	(215)
Lease Payments Receivable—Related Party	(946)	(899)
Lease Payments Receivable—Other	233	—
Other Assets	379	(117)
Due from Related Party	(306)	(199)
Increase (Decrease):
Deposits Payable	(1,000)	—
Due to Related Party	(115)	149
Accounts Payable and Accrued Expenses	52	239

Net Cash provided by Operating Activities	1,851	2,620

Investing Activities:
Purchase of Hotel Property Assets	(710)	(2,241)
Development Loans to Related Parties	(7,700)	(1,000)

Net Cash used in Investing Activities	(8,410)	(3,241)

Financing Activities:
Repayment of Borrowings Under Line of Credit	(11,896)	(4,987)
Borrowings under Line of Credit	12,524	7,053
Principal Repayment of Mortgages Payable	(4,598)	(451)
Principal Addition to Mortgages Payable	427	—
Cash received from Stock Sales	—	1,700
Sale of Series A Preferred Units	13,228	—
Dividends Paid	(916)	(856)
Limited Partnership Unit Distribution Paid	(1,837)	(1,833)

Net Cash provided by Financing Activities	6,932	626

Net Increase (Decrease) in Cash and Cash Equivalents	373	5
Cash and Cash Equivalents—Beginning of Period	140	168

Cash and Cash Equivalents—End of Period	$513	$173

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three and Six Months Ended June 30, 2003 and 2002 [Unaudited]—(Continued)

[In thousands, except share amounts]

	June 30, 2003	June 30, 2002
Supplemental Disclosure of Cash Flow Information:
Cash Paid During the Period:
Interest	$2,203	$2,496

Supplemental Disclosure of Non-Cash Investing and Financing Activities:

As of January 1, 2002, we issued an aggregate of 333,541 additional operating partnership units in connection with the re-pricing of the Holiday Inn Express & Suites, Harrisburg, the Hampton Inn, Danville and the Hampton Inn & Suites, Hershey, Pennsylvania. The repricing resulted in additional investment in hotel properties of $1,837. The total number of units outstanding as of January 1, 2002 was 5,099,722.

The Board of Trustees approved the purchase of the Mainstay Suites, Frederick, Maryland, on February 27, 2002 to be effective January 1, 2002. We purchased this asset for $5,500 plus settlement costs of approximately $21 and leased it to HHMLP. In conjunction with this transaction, we assumed mortgage indebtedness of approximately $3,100, assumed $800 of related party debt, and paid cash of approximately $1,600. The financial position and results of operations related to the Mainstay Suites, Frederick, Maryland are included as of January 1, 2002.

Further, on February 27, 2002, the Board of Trustees also approved the sale of the Sleep Inn, Corapolis, Pennsylvania to some of our executive officers, trustees and their affiliates to be effective as of January 1, 2002. We sold this asset for $5,500, including the assumption of approximately $3,500 in indebtedness and the redemption of 327,038 limited partnership units valued at approximately $2,000. We initially purchased this property from these executive officers, trustees and their affiliates on October 1, 2000 for $5,500. This transaction has been accounted for as of January 1, 2002.

During the quarter ended March 31, 2002, we issued an additional 300,000 Class A Common Shares. We received gross proceeds of $1,800. We received net proceeds of $1,700 after selling and offering expenses.

On November 14, 2002 we declared a $0.18 per Class A Common Share dividend and a distribution of $0.18 per limited partnership unit, for holders of record as of December 28, 2002, that was paid on January 17, 2003. Of the total dividends payable of $1,382 at December 31, 2002, we paid a cash dividend of $1,376 and issued an additional 922 shares valued at approximately $6, utilizing an average five day closing price of $6.19 per share, prior to January 17, 2003, the dividend pay date.

On March 11, 2003 we declared a $0.18 per Class A Common Share dividend and a distribution of $0.18 per limited partnership unit, for holders of record as of March 28, 2003, that was paid on April 18, 2003. Of the total dividends payable of $1,382 at March 31, 2003, we paid a cash dividend of $1,376 and issued an additional 918 shares valued at approximately $6, utilizing an average five day closing price of $6.83 per share, prior to April 18, 2003, the dividend pay date.

As of June 30, 2003 we had issued an additional 3,703 Class A Common Shares since the inception of the Dividend Reinvestment Plan (“DRIP”). During the six months ended June 30, 2003, we have issued an additional 1,840 shares.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three and Six Months Ended June 30, 2003 and 2002 [Unaudited]—(Continued)

[In thousands, except share amounts]

On June 9, 2003 we declared a $0.18 per Class A Common Share dividend and a distribution of $0.18 per limited partnership unit that was paid on July 18, 2003.

As of June 30, 2003, we had a dividend payable of $264 related to $15,000 of Series A Preferred Units outstanding as of June 30, 2003. This distribution reflects the pro rata number of days that the Series A Preferred Units were outstanding during the three months ended June 30, 2003.

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED]

[In thousands, except share and per share amounts]

[1]    Organization and Summary of Significant Accounting Policies

Hersha Hospitality Trust (the “Company”) was formed in May 1998 as a self-administered, Maryland real estate investment trust (“REIT”) for Federal income tax purposes.

The Company owns a controlling interest in Hersha Hospitality Limited Partnership (the “Partnership”), which owns a 99% limited partnership interest in various subsidiary partnerships. Hersha Hospitality, LLC (“HHLLC”), a Virginia limited liability company, owns a 1% general partnership interest in the subsidiary partnerships and the Partnership is the sole member of HHLLC.

On January 16, 2003, the Partnership formed a wholly owned taxable REIT subsidiary, 44 New England Management Company (“TRS Lessee”), to lease certain of the Company’s hotels.

As of June 30, 2003, the Company, through the Partnership and subsidiary partnerships, owned 18 limited and full service hotels. The Company leases 14 of the hotel facilities to Hersha Hospitality Management, LP (“HHMLP”), a Pennsylvania limited partnership and four of hotel facilities to the TRS Lessee. HHMLP is owned in part by three of the Company’s executive officers, two of its trustees and their affiliates. HHMLP and the TRS Lessee operate and/or lease the hotel properties pursuant to separate percentage lease agreements (the “Percentage Leases”) that provide for initial fixed rents or percentage rents based on the revenues of the hotels. The hotels are located principally in the Mid-Atlantic region of the United States.

Consolidated Financial Statements—The Company has prepared the consolidated balance sheet as of June 30, 2003, the consolidated statements of operations for the six months ended June 30, 2003 and 2002, and the consolidated statements of cash flows for the six months ended June 30, 2003 and 2002 without an audit in accordance with the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all necessary adjustments (which include normal recurring adjustments) have been made to present fairly the financial position as of June 30, 2003 and the results of operations and cash flows for all periods presented. Balance sheet data as of December 31, 2002 has been derived from the audited consolidated financial statements as of that date.

Certain information and footnote disclosures, normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted, although management believes that the disclosures are adequate to make the information presented not misleading. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002. The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the operating results for the full year. Certain amounts for 2002 have been reclassified to conform to the presentation for 2003.

The consolidated financial statements include the accounts of the Company, the TRS Lessee, and the Partnership and its subsidiaries. All significant inter-company balances and transactions have been eliminated.

Recent Developments—The Company had previously entered into leases with Noble Investment Group Ltd. (“Noble”), an independent third party management company, to lease and manage four hotels in the metropolitan Atlanta market. Noble elected not to renew these leases upon expiration of the current terms. The leases for the Hampton Inn Newman, GA and Hampton Inn Peachtree City, GA expired on April 20, 2003 and the leases for the Comfort Suites Duluth, GA and Holiday Inn Express Duluth, GA expired on May 20, 2003.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED]—(Continued)

[In thousands, except share and per share amounts]

On the respective lease termination dates, the Company leased the four properties to the TRS Lessee and engaged HHMLP to operate the hotels under management contracts. Therefore, the consolidated financial statements as of June 30, 2003 include the operating results of these four hotels under the TRS structure. Previously, revenues on the consolidated financial statements were derived primarily from lease payments which were made out of the net operating income of the properties pursuant to the Percentage Leases. Under the TRS structure, total revenues from the hotel properties and the related operating expenses are also being reported in the consolidated statements of operations.

On April 21, 2003 and May 21, 2003, CNL Hospitality Properties, LP (“CHPLP” or “CNL”) purchased $10,000 and $5,000, respectively, of convertible preferred units of limited partnership interest in the Partnership (the “Series A Preferred Units”). HHLP and CHPLP also agreed to form a joint venture investment partnership to acquire hotel real estate utilizing up to an additional $40,000 of joint venture funding from CHPLP. Net of offering expenses, the Partnership received proceeds of $13,228.

The Series A Preferred Units rank senior to all existing units of partnership interest in the Partnership and have a liquidation preference of $100 per unit plus accrued and unpaid distributions. Distributions on the Series A Preferred Units accrue at a rate of 10.5% per annum of the original issue price. The units are redeemable at the option of the Company at a redemption price equal to the original issue price, plus all accrued but unpaid distributions, plus a premium starting at 10.5% of the original issue price and declining to zero on a straight-line basis through the tenth year anniversary of the original issuance.

The Series A Preferred Units are exchangeable at any time, at the option of the holder, for Series A Preferred Shares of Beneficial Interest in the Company on a one for one basis, or for Common Partnership Units of the Partnership or for Class A Common Shares of Beneficial Interest in the Company at an exchange price of $6.7555 per share, which is the volume weighted average closing price of the Company’s Class A Common Shares on the American Stock Exchange for the twenty days immediately preceding the initial closing. Any Series A Preferred Shares of the Company issued upon exchange of the Series A Preferred Units will have terms substantially similar to the Series A Preferred Units and will be convertible into Class A Common Shares at a conversion price of $6.7555 per share.

In connection with the issuance of the Series A Preferred Units, we granted CNL a limited waiver from the share ownership limit in our Amended and Restated Declaration of Trust, allowing CNL to own 100% of the outstanding Series A Preferred Shares and up to 60% of the outstanding Class A Common Shares on a fully diluted basis, subject to CNL’s compliance with certain representations and warranties. In addition, we have entered into a Standstill Agreement with CNL pursuant to which CNL has agreed, among other things, not to acquire any additional securities of our Company, participate in any solicitation of proxies, call shareholder meetings, or seek representation on our Board of Trustees.

The Standstill Agreement further provides that CNL will be entitled to vote only the securities it owns in our Company which represent 40% or less of our total outstanding voting securities at the time of such vote or consent. Any additional voting securities owned by CNL will be voted pro rata according to the votes of the shareholders unaffiliated with CNL. The Standstill Agreement expires on its sixth anniversary, or earlier if, among other things, the Company fails to pay the required distributions or dividends on the Series A Preferred Units or Series A Preferred Shares, or if the Company fails to maintain its status as a REIT.

Investment in Hotel Properties—Investment in Hotel Properties—Investment in hotel properties are stated at cost. Depreciation for financial reporting purposes is principally based upon the straight-line method.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED]—(Continued)

[In thousands, except share and per share amounts]

The estimated lives used to depreciate the Hotel properties are as follows:

Building and Improvements	15 to 40 Years
Furniture and Fixtures	5 to 7 Years

Revenue Recognition—Percentage lease income is recognized when earned from the Lessees, under the agreements, from the date of acquisition of each hotel property. Lease income is recognized under fixed rent agreements ratably over the lease term. All leases between us and the lessees are operating leases.

We recognize lease revenue for interim and annual reporting purposes on an accrual basis pursuant to the terms of the respective percentage leases and on an interim basis in accordance with the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 101 “Revenue Recognition in Financial Statements.” Under the provisions of SAB 101, which we adopted in the fourth quarter of 2000, a portion of our percentage lease revenues, which historically were recognized in the first, second, and third quarters, are deferred and recognized in the fourth quarter. The adoption of SAB 101 impacts the interim reporting of revenues related to our leases, but has no impact on its interim cash flow or year-end results of operations.

Revenue from operations of the Company’s hotels not leased to third parties is recognized when the services are provided.

Minority Interest—Minority interest in the Partnership represents the limited partners proportionate share of the equity of the Partnership. Income is allocated to minority interest in accordance with the preferential return and liquidation preference in accordance with the terms of the partnership agreement.

Earnings Per Common Share—We compute earnings per share in accordance with Statement of Financial Accounting Standards [“SFAS”] No. 128, “Earnings Per Share.”

Impairment of Long Lived Assets—We review the carrying value of each hotel property in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 to determine if circumstances exist indicating an impairment in the carrying value of the investment in the hotel property or if depreciation periods should be modified. Long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable.

We perform undiscounted cash flow analyses to determine if impairment exists. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Hotel properties held for sale are presented at the lower of carrying amount or fair value less cost to sell.

Income Taxes—The Company qualifies and intends to continue to qualify as a REIT under applicable provisions of the Internal Revenue Code, as amended. In general, under such provisions, a trust which has made the required election and, in the taxable year, meets certain requirements and distributes to its shareholders at least 90% of its REIT taxable income will not be subject to Federal income tax to the extent of the income which it distributes. Earnings and profits, which determine the taxability of dividends to shareholders, differ from net income reported for financial reporting purposes due primarily to differences in depreciation of hotel properties for Federal tax purposes. Except with respect to the TRS Lessee, the Company does not believe that it will be liable for significant Federal or state income taxes for the current year.

Deferred income taxes relate primarily to the TRS Lessee and are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED]—(Continued)

[In thousands, except share and per share amounts]

financial reporting bases of assets and liabilities of the TRS Lessee and their respective tax bases and for their operating loss and tax credit carryforwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors.

Under the REIT Modernization Act (“RMA”), which became effective January 1, 2001, the Company is permitted to lease hotels to a wholly owned taxable REIT subsidiary (“TRS”) and may continue to qualify as a REIT provided the TRS enters into management agreements with an “eligible independent contractor” who will manage the hotels leased by the TRS. The Company formed the TRS Lessee and, effective April 20, 2003, the TRS Lessee leased two hotel properties with an additional two properties becoming effective as of May 20, 2003. The TRS is subject to taxation as a C-Corporation. The TRS Lessee had an operating loss for financial reporting purposes for the period ended June 30, 2003 and is expected to operate at a loss for Federal income tax purposes for the year ended December 31, 2003. Therefore, a valuation allowance has been established against any deferred tax assets relating to the TRS Lessee.

Recent Accounting Pronouncements—The Financial Accounting Standards Board (“FASB”) has issued Statement of Financial Accounting Standards (“SFAS”) No. 146, “Accounting for Exit or Disposal Activities.” SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (“EITF”) of the FASB has set forth in EITF Issue No 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The scope of SFAS No. 146 also included (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred compensation contract. SFAS No. 146 will be effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 had no impact on our results of operations or financial position for 2003.

The FASB has issued SFAS No. 147, “Acquisitions of Certain Financial Institutions,” which is effective for certain transactions arising on or after October 1, 2002. SFAS No. 147 will have no impact on the Company.

The FASB has issued SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure requirements of SFAS No. 148. The Company currently accounts for stock-based employee compensation in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, the alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation mandated by SFAS No. 148 are not applicable to the Company at this time.

FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34,” was issued in November 2002. FIN 45 elaborates

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED]—(Continued)

[In thousands, except share and per share amounts]

on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has made the disclosures required by FIN 45.

FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51,” was issued in January 2003. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company will continue to monitor and evaluate the impact of FIN 46 on our financial statements.

[2]    Commitments and Contingencies and Related Party Transactions

The Series A Preferred Units have priority over all Common Shares and Partnership Units, as to the payment of dividends a rate of 10.5% per annum of the original issue price. In addition, the Series A Preferred Units have a liquidation preference of $100 per unit plus accrued and unpaid distributions.

The Series A Preferred Units are redeemable at the option of the Company at a redemption price equal to the original issue price, plus all accrued but unpaid distributions, plus a premium starting at 10.5% of the original issue price and declining to zero on a straight-line basis through the tenth year anniversary of the original issuance.

The Series A Preferred Units are exchangeable at any time, at the option of the holder, for Series A Preferred Shares of Beneficial Interest in the Company on a one for one basis, or for Common Partnership Units of the Partnership or for Class A Common Shares of Beneficial Interest in the Company at an exchange price of $6.7555 per share. Any Series A Preferred Shares of the Company issued upon exchange of the Series A Preferred Units will have terms substantially similar to the Series A Preferred Units and will be convertible into Class A Common Shares at a conversion price of $6.7555 per share.

The Class A Common Shares have priority, over the Class B Common Shares and Limited Partnership Units, as to the payment of dividends until dividends equal $0.72 per share on a cumulative basis, and share equally in additional dividends after the Class B Common Shares or Limited Partnership Units have received $0.72 per share/unit in each annual period. The Class A Common Shares carry a liquidation preference of $6.00 per share plus unpaid dividends and vote with the Class B Common Shares on a one vote per share basis. The Priority period of the Class A Common Shares will commence on the date of the closing of the initial public offering and end on the earlier of (i) five years after the initial public offering of the Class A Common Shares, or (ii) the date that is 15 trading days after we send notice to the holders of the Class A Common Shares, provided that the closing bid price of the Common Shares is at least $7 on each trading day during such 15-day period.

Pursuant to the Partnership agreement, the limited partners have certain redemption rights that enable them to cause the Partnership to redeem their units of limited partnership interest in exchange for Class B Common Shares or for cash at our election.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED]—(Continued)

[In thousands, except share and per share amounts]

There have never been any Class B Common Shares outstanding since our initial public offering on January 26, 1999. The conversion features of the Class B Common Shares into Class A Common Shares are exactly the same as the conversion features of the Hersha Hospitality Limited Partnership (HHLP) Units into Class A Common Shares. The Class B Common Shares are convertible into Class A Common Shares upon the expiration of the Priority Period as follows: (i) five years after the initial public offering of the Class A Common Shares, or (ii) the date that is 15 trading days after the closing bid price of the Class A Common Shares is at least $7 on each trading day during such 15-day period.

In the event that the Class B Common Shares are converted into Class A Common Shares prior to redemption of the units, the units will be redeemable for Class A Common Shares. If we do not exercise our option to redeem the units for Class B Common Shares, then the limited partners may make a written demand that we redeem the units for Class B Common Shares. These redemption rights may be exercised by the limited partners. At June 30, 2003 and December 31, 2002, the aggregate number of Class B Common Shares issuable to the limited partners upon exercise of the redemption rights is 5,099,722, respectively. The number of shares issuable upon exercise of the redemption rights will be adjusted upon the occurrence of stock splits, mergers, consolidation or similar pro rata share transactions, that otherwise would have the effect of diluting the ownership interest of the limited partners or our shareholders.

We are the sole general partner in the Partnership, which is the sole general partner in the subsidiary partnerships and, as such, are liable for all recourse debt of the Partnership to the extent not paid by the subsidiary partnerships. In the opinion of management, we do not anticipate any losses as a result of our obligations as general partner.

We have annual lease commitments from HHMLP through November 2007. Minimum annual rental revenue under these non-cancellable operating leases is as follows:

December 31, 2003	$3,961
December 31, 2004	5,589
December 31, 2005	2,759
December 31, 2006	1,821
December 31, 2007	1,105
Thereafter	561

Total	$15,796

For the period January 1, 2003 through June 30, 2003, we earned fixed rents of $3,405 and earned percentage rents of $3,891. For the period January 1, 2002 through June 30, 2002, we earned fixed rents of $3,057 and earned percentage rents of $3,837.

The hotel properties are operated under franchise agreements assumed by the lessee that have 10 to 20 year lives but may be terminated by either the franchisee or franchisor on certain anniversary dates specified in the agreements. The agreements require annual payments for franchise royalties, reservation, and advertising services, which are based upon percentages of gross room revenue. These fees are paid by the lessee.

We have acquired, and expect to acquire in the future, from affiliates of certain of our executive officers and trustees, newly-developed or newly-renovated hotels that do not have an operating history that would allow us to make purchase price decisions based on historical performance. In buying these hotels, we have utilized, and expect to continue to utilize, a “re-pricing” methodology that, in effect, adjusts the initial purchase price for the

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED]—(Continued)

[In thousands, except share and per share amounts]

hotel, one or two years after we initially purchase the hotel, based on the actual operating performance of the hotel during the previous twelve months. All purchase price adjustments are approved by a majority of our independent trustees.

The initial purchase price for each of these hotels was based upon management’s projections of the hotel’s performance for one or two years following our purchase. The leases for these hotels provide for fixed initial rent for the one- or two-year adjustment period that provides us with a 12% annual yield on the initial purchase price, net of certain expenses. At the end of the one or two-year period, we calculate a value for the hotel, based on the actual net income during the previous twelve months, net of certain expenses, such that it would have yielded a 12% return. We then apply the percentage rent formula to the hotel’s historical revenues for the previous twelve months on a pro forma basis. If the pro forma percentage rent formula would not have yielded a pro forma annual return to us of 11.5% to 12.5% based on this calculated value, this value is adjusted either upward or downward to produce a pro forma return of either 11.5% or 12.5%, as applicable. If this final purchase price is higher than the initial purchase price, then the seller of the hotel will receive consideration in an amount equal to the increase in price. If the final purchase price is lower than the initial purchase price, then the sellers of the hotel will return to us consideration in an amount equal to the difference. Any purchase price adjustment will be made either in operating partnership units or cash as determined by our Board of Trustees, including the independent trustees. Any operating partnership units issued by us or returned to us as a result of the purchase price adjustment historically have been valued at $6.00 per unit. Any future adjustments will be based upon a value per unit approved by our Board of Trustees, including our independent trustees. The sellers are entitled to receive quarterly distributions on the operating partnership units prior to the units being returned to us in connection with a downward purchase price adjustment.

Before we implemented the current pricing methodology in December 2000, our pricing methodology provided for re-pricing of a hotel if there was any variance from our initial assumed 12% return. We repriced three hotels under this previous pricing methodology. As of January 1, 2000, the purchase prices for the Holiday Inn, Milesburg, Comfort Inn, Denver and the Holiday Inn Express, Riverfront were adjusted based upon the financial results of the hotels for the twelve months ended December 31, 1999. Based upon the financial results of these hotels and their respective cash flows, the properties were repriced at higher aggregate values of $588, $471 and $351, respectively. Based upon the $6.00 offering price, some of our executive officers, trustees and their affiliates received an additional 98,050, 78,427 and 58,549 units of limited partnership interest for the three hotels, respectively. These hotels gave rise to an additional investment in hotel properties of $485, $388 and $290, respectively.

Some of our executive officers, trustees and their affiliates and the independent trustees have revised the return criteria upon which the repricings are to occur going forward. The revised pricing methodology has been established in order to ensure that we receive a minimum return of 11.5% and a maximum return of 12.5% based upon audited results for the property and the pre-established percentage lease formulas.

The purchase prices for the Holiday Inn Express and Suites, Harrisburg, Hampton Inn, Danville, and Hampton Inn and Suites, Hershey were adjusted based upon the financial results of the hotels for the twelve months ended December 31, 2001. Based upon the financial results of these hotels and their respective cash flows, the properties were repriced at higher aggregate values of $880, $1,086 and $35, respectively. Based upon the $6.00 offering price, some of our executive officers, trustees and their affiliates received an additional 146,649, 181,049 and 5,843 units of limited partnership interest for the three hotels, respectively. These hotels gave rise to an additional investment in hotel properties of $808, $997 and $32, respectively.

We have acquired five hotels, since the commencement of operations, for prices that will be adjusted at a later date.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED]—(Continued)

[In thousands, except share and per share amounts]

On February 27, 2002, the Board of Trustees approved the purchase of the Mainstay Suites in Frederick, MD, effective as of January 1, 2002, based upon an agreed upon procedures report to be completed by an independent third party accounting firm. Upon receipt of this report, the Board of Trustees certified the transaction on May 15, 2002. We purchased this asset for $5,500 plus settlement costs of approximately $21 and leased it to HHMLP. In conjunction with this transaction, we assumed mortgage indebtedness of approximately $3.1 million, assumed $800 of related party debt, and paid cash of approximately $1,600. The consideration for this transaction and all applicable revenue and expense recognition has been accounted for as of January 1, 2002.

On February 27, 2002, the Board of Trustees approved the sale of the Sleep Inn, Corapolis, Pennsylvania to some of our executive officers, trustees and their affiliates for $5,500, including the assumption of approximately $3,500 in indebtedness and the cancellation of 327,038 limited partnership units valued at approximately $2,000. We initially purchased this property from these executive officers, trustees and their affiliates as of October 1, 2000 for $5,500 including 327,038 limited partnership units. The sale of the Sleep Inn, Corapolis, Pennsylvania was approved effective as of January 1, 2002, based upon an agreed upon procedures report to be completed by an independent third party accounting firm. Upon receipt of this report, the Board of Trustees certified the transaction on May 15, 2002. The consideration for this transaction and all applicable revenue and expense recognition has been accounted for as of January 1, 2002.

We have executed an administrative services agreement with HHMLP to provide accounting and securities reporting services for the Company. The terms of the agreement provide for us to pay HHMLP an annual fixed fee of $175 with an additional $10 per property (prorated from the time of acquisition) for each hotel added to our portfolio. As of June 30, 2003 and 2002, $86 and $88 have been charged to operations, respectively.

We have approved the lending of up to $10,000 to some of our executive officers, trustees and their affiliates to construct hotels and related improvements on specific hotel projects at an interest rate of 12.0%. As of June 30, 2003 and December 31, 2002, some of our executive officers, trustees and their affiliates owed us $8,700 and $1,000, respectively. Interest income from these advances was $207 for the six months ended June 30, 2003.

Our Due from Related Party balance was $9,136 and $1,130 as of June 30, 2003 and December 31, 2002, respectively. The June 30, 2003 balance consisted primarily of $8,700 of development line funding. The remainder of the balance of $436 consisted primarily of advances for FF&E of $228, and interest receivable of $208. The December 31, 2002 balance consisted primarily of $1,000 of development line funding, as mentioned above. The remainder of the balance of approximately $130 consisted primarily of outstanding payments related to property acquisitions and dispositions between the related parties and interest receivable.

Our Due to Related Party balance consists primary of borrowings outstanding from Shreenathji Enterprises, Ltd. (“SEL”), an affiliated company, at June 30, 2003 and December 31, 2002 were $1,000, respectively. We incurred interest expense of approximately $30 related to these borrowings from SEL for both of the six month periods ended June 30, 2003 and 2002, respectively. We borrow from SEL at a fixed rate of 6.5% per annum.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED]—(Continued)

[In thousands, except share and per share amounts]

[3]    Debt

Debt is comprised of the following at June 30, 2003 and December 31, 2002:

	June 30, 2003	December 31, 2002
Mortgages Payable	$57,367	$61,538
Revolving Credit Facility	4,431	3,803

Total Long Term Debt	$61,798	$65,341

Substantially all of our long-term debt is collateralized by property and equipment and in certain situations is personally guaranteed by some of our executive officers, trustees and their affiliates. The total mortgages payable balance at June 30, 2003 and December 31, 2002 was $57,367 and $61,538, respectively, and consisted of mortgages with fixed interest rates ranging from 6.0% to 9.43%. The maturities for the outstanding mortgages ranged from August 2004 to December 2012.

On August 9, 1999, the Company obtained a $7,000 credit facility from Sovereign Bank (the “Line of Credit”). The Line of Credit was increased to $11,500 as of December 1, 2000. Outstanding borrowings under the Line of Credit bear interest at the bank’s prime rate and the Line of Credit is collateralized by the Holiday Inn Express and Suites, Harrisburg. The interest rate on borrowings under the Line of Credit at June 30, 2003 and December 31, 2002 was 4.00%. The Line of Credit expires in December 2004. The outstanding principal balance on the Line of Credit was approximately $4,431 and $3,803 at June 30, 2003 and December 31, 2002, respectively.

[4]    Earnings Per Share

	Three Months Ended		Six Months Ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Net Income applicable to Common Shareholders	$34	$308	$338	$618
Add: Distributions to Preferred Unitholders	—	—	—	—
Add: Income Attributable to Minority Interest	—	—	—	968

Net Income for Diluted Earnings Per Share	$34	$308	$338	$1,586

Weighted Average Class A Common Shares	2,578,703	2,575,459	2,578,247	2,462,220
Weighted Average Limited Partnership Units	—	—	—	5,099,722
Weighted Average Series A Preferred Units	—	—	—	0

Weighted Average Shares for Diluted Earnings Per Share	2,578,703	2,575,459	2,578,247	7,561,942

Basic Earnings Per Share	$0.01	$0.12	$0.13	$0.25
Diluted Earnings Per Share	$—	$—	$—	$0.21

The income allocation of minority interest for the limited partnership unitholders and Series A Preferred unitholders is determined in accordance with the preferential return and liquidation preference in accordance with the terms of the partnership agreement. In certain cases, this income allocation formula causes the inclusion of the limited partnership units and Series A Preferred Units to be anti-dilutive to earnings per share. Our earnings per share calculation presents only basic earnings per share in cases where the inclusion of the limited partnership units and Series A Preferred units are deemed to be anti-dilutive to earnings per share.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED]—(Continued)

[In thousands, except share and per share amounts]

Options to purchase 534,000 shares of Class B common shares for the six months ended June 30, 2003 and June 30, 2002, respectively, were outstanding but were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive.

[5]    Subsequent Events

The quarterly dividend pertaining to the second quarter of 2003 was paid on July 18, 2003 at the rate of $0.18 per share and limited partnership unit, which represents an annualized rate of $0.72 per annum.

A distribution of $264 was also paid to CNL pertaining to the dividends on the 10.5% Series A Preferred Units. This dividend reflected a pro rata distribution based upon an investment of $10,000 on April 21, 2003 and an additional $5,000 on May 21, 2003.

REPORT OF INDEPENDENT AUDITORS

To the Partners of

Hersha Hospitality Management L.P.

New Cumberland, Pennsylvania

We have audited the accompanying balance sheets of Hersha Hospitality Management L.P. as of December 31, 2002 and 2001, and the related statements of operations, partners’ capital, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hersha Hospitality Management L.P. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

MOORE STEPHENS, P. C.

Certified Public Accountants.

New York, New York

February 28, 2003

HERSHA HOSPITALITY MANAGEMENT, L.P.

BALANCE SHEETS

[In thousands]

	December 31, 2002	December 31, 2001
Current Assets:
Cash and Cash Equivalents	$217	$222
Accounts Receivable, less allowance for doubtful accounts of $100 and $230 at December 31, 2002 and 2001, respectively	775	698
Prepaid Expenses	139	34
Due from Related Party—HHLP	259	63
Due from Related Parties	897	1,097
Other Assets	251	252

Total Current Assets	2,538	2,366
Franchise Licenses [Net of accumulated amortization of $167 and $149 at December 31, 2002 and 2001, respectively]	276	293
Construction in Progress	—	8
Property and Equipment	863	1,079

Total Assets	$3,677	$3,746

Liabilities and Partners’ Capital:
Current Liabilities:
Accounts Payable	$1,134	$1,278
Accrued Expenses	377	268
Other Liabilities	5	—
Due to Related Parties	182	310
Lease Payments Payable Related Party—HHLP	2,562	2,376

Total Current Liabilities	4,260	4,232
Commitments	—	—
Partners’ Capital	(583)	(486)

Total Liabilities and Partners’ Capital	$3,677	$3,746

The Accompanying Notes Are an Integral Part of These Financial Statements.

HERSHA HOSPITALITY MANAGEMENT, L.P.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

[In thousands]

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Revenues from Hotel Operations
Room Revenue	$24,711	$25,560	$26,903
Restaurant Revenue	2,445	1,880	1,875
Other revenue	2,782	1,843	1,340

Total Revenues from Hotel Operations	$29,938	$29,283	$30,118
Expenses:
Hotel Operating Expenses	10,061	10,373	10,739
Restaurant Operating Expenses	1,971	1,593	1,743
Advertising and Marketing	2,061	2,086	1,754
Bad Debts	13	124	17
Depreciation and Amortization	250	229	192
General and Administrative	4,745	4,708	4,911
General and Admin.—Related Parties	21	126	141
Lease Expense—HHLP	11,433	10,396	9,933
Lease Expense—Other Related Parties	—	703	798

Total Expenses	$30,555	$30,338	$30,228

Loss before Discontinued Operations	$(617)	$(1,055)	$(110)
Loss from Discontinued Operations	$(54)	$(49)	$(37)

Net Loss	$(671)	$(1,104)	$(147)

The Accompanying Notes Are an Integral Part of These Financial Statements.

HERSHA HOSPITALITY MANAGEMENT, L.P.

STATEMENTS OF PARTNERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

[In thousands]

	General Partner	Limited Partners	Total
Partners Capital—December 31, 1999	$(4)	$76	$72
Net Loss	(1)	(146)	(147)

Partners Capital—December 31, 2000	$(5)	$(70)	$(75)
Capital Contribution	6	710	716
Contributed Franchise Fee Write-Down		(23)	(23)
Net Loss	(11)	(1,093)	(1,104)

Partners Capital—December 31, 2001	$(10)	$(476)	$(486)
Capital Contribution	6	568	574
Net Loss	(7)	(664)	(671)

Partners Capital—December 31, 2002	$(11)	$(572)	$(583)

The Accompanying Notes Are an Integral Part of These Financial Statements.

HERSHA HOSPITALITY MANAGEMENT, L.P.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

[In thousands]

	December 31, 2002	December 31, 2001	December 31, 2000
Operating Activities:
Net (Loss)	$(671)	$(1,104)	$(147)

Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:
Depreciation and Amortization	257	243	207
Allowance for Doubtful Accounts	13	124	—
Change in Assets and Liabilities:
(Increase) Decrease in:
Accounts Receivable	(90)	69	(74)
Prepaid Expenses	(105)	(21)	47
Other Assets	(20)	27	(97)
Due from Related Parties	64	620	(265)
Increase (Decrease):
Accounts Payable	(144)	(361)	285
Accounts Payable—Related Party	—	(60)	30
Lease Payments Payable—HHLP	186	(268)	528
Due to Related Parties	(128)	(21)	(200)
Accrued Expenses	109	(182)	18
Other Liabilities	5	(21)	21

Total Adjustments	147	149	500

Net Cash provided by (used in) Operating Activities	(524)	(955)	353
Investing Activities
Purchase Property and Equipment	(54)	(123)	(448)
Sale of Property and Equipment	—	5	—
Purchase of Franchise Licenses	(47)	(68)	—
Sale of Franchise Licenses	46	24	(60)

Net Cash used in Investing Activities	(55)	(162)	(508)
Financing Activities
Capital Contributed by Partners	574	716	—

Net Cash provided by Financing Activities	574	716	—
Net (Decrease) in Cash and Cash Equivalents	(5)	(401)	(155)
Cash and Cash Equivalents—Beginning of Year	222	623	778

Cash and Cash Equivalents—End of Year	$217	$222	$623

The Accompanying Notes Are an Integral Part of These Financial Statements.

HERSHA HOSPITALITY MANAGEMENT, L.P.

NOTES TO FINANCIAL STATEMENTS

[In thousands]

[1]    Organization

Hersha Hospitality Management, L.P., [the “Lessee”], was organized under the laws of the State of Pennsylvania in May 1998 to lease and operate ten existing hotel properties, principally in the Harrisburg and Central Pennsylvania area, from Hersha Hospitality Limited Partnership [“HHLP” or the “Partnership”]. The Lessee is owned by Mr. Hasu P. Shah and certain affiliates, [the “Hersha Affiliates”], some of whom have ownership interests in the Partnership. We also manage certain other properties owned by the Hersha Affiliates that are not owned by the Partnership. We commenced operations on January 1, 1999 and as of December 31, 2002 leased 14 hotel properties from the Partnership.

[2]    Summary of Significant Accounting Policies

Cash and Cash Equivalents—Cash and cash equivalents are comprised of cash and certain highly liquid investments with a maturity of three months or less when purchased. We have no cash equivalents at December 31, 2002 or 2001.

Inventories—Inventories of $36 and $31, consisting primarily of food and beverages and which are included in other assets for the years ended December 31, 2002 and 2001, respectively, are stated at the lower of cost [generally, first-in, first-out] or market.

Accounts Receivable—We are required to make certain estimates related to the allowances for uncollectible accounts. These estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Property and Equipment—Property and equipment is stated at cost. Depreciation for financial reporting purposes is principally based upon the straight-line method.

The estimated lives used to depreciate the property improvements and equipment are as follows:

Property Improvements	15 years
Furniture Fixtures and Equipment	5 to 7 years
Software	3 years
Automobiles	3 years

Franchise Licenses—The franchise agreements have lives ranging from 10 to 20 years but may be terminated by either party on certain anniversary dates specified in the agreements. The franchise fees are amortized over their respective franchise lives utilizing the straight-line method. Amortization expense was $48, $41 and $39 for the years ended December 31, 2002, 2001 and 2000, respectively.

Revenue Recognition—Revenue is recognized as earned when services are rendered.

Income Taxes—As a partnership, we are not subject to federal and state income taxes, however, we must file informational income tax returns and the partners must take their respective portion of the items of income or loss into consideration when filing their respective returns.

HERSHA HOSPITALITY MANAGEMENT, L.P.

NOTES TO FINANCIAL STATEMENTS—(Continued)

[In thousands]

Concentration of Credit Risk—Financial instruments that potentially subject us to concentrations of credit risk include cash and cash equivalents and accounts receivable arising from our normal business activities. We place our cash with high credit quality financial institutions. We do not require collateral to support our financial instruments. At December 31, 2002 and 2001 we did not maintain any monies in financial institutions that exceeded federally insured amounts.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising and Marketing—Advertising and marketing costs are expensed as incurred and totaled $2,106, $2,155 and $1,856 for the years ended December 31, 2002, 2001 and 2000, respectively. In connection with our franchise agreements, a portion of the franchise fees paid is for marketing services. Payments under these agreements related to marketing services amounted to $530, $549 and $571 for the years ended December 31, 2002, 2001 and 2000, respectively.

Reclassification—Certain prior year numbers have been reclassified to conform to current year presentation.

[3]    Commitments and Related Party Transactions

We have assumed the rights and obligations under the terms of existing franchise licenses relating to the hotels upon acquisition of the hotels by the Partnership. The franchise licenses generally specify certain management, operational, accounting, reporting and marketing standards and procedures with which the franchisee must comply and provide for annual franchise fees based upon percentages of gross room revenue. During the years ended December 31, 2002, 2001 and 2000 franchise fees totaling $1,427, $1,454 and $1,612 were charged to general and administrative expenses, respectively.

We have entered into percentage leases with HHLP. Each percentage lease has an initial non-cancelable term of five years and may be extended for an additional five-year term at our option. Pursuant to the terms of the percentage leases, we are required to pay the greater of the base rent or the percentage rent for hotels with established operating histories. The base rent is 6.5 percent of the purchase price assigned to each hotel. The percentage rent for each hotel is comprised of (i) a percentage of room revenues up to a certain threshold amount for each hotel up to which we receive a certain percentage of room revenues as a component of percentage rent, (ii) a percentage of room revenues in excess of the threshold amount, but not more than a certain incentive threshold amount for each hotel in excess of the threshold amount up to which we receive a certain percentage of the room revenues in excess of the threshold amount as a component of percentage rent, (iii) a percentage of room revenues in excess of the incentive threshold amount and (iv) a percentage of revenues other than room revenues. For hotels with limited operating histories, the leases provide for the payment of an initial fixed rent for certain periods as specified in the leases and the greater of base rent or percentage rent thereafter. The leases commenced on January 26, 1999.

HERSHA HOSPITALITY MANAGEMENT, L.P.

NOTES TO FINANCIAL STATEMENTS—(Continued)

[In thousands]

Minimum future lease payments due during the non-cancellable portion of the leases as of December 31, 2002 are as follows:

2003	$6,770
2004	4,049
2005	2,759
2006	1,821
2007	1,489
Thereafter	561

Total	$17,449

For the years ended December 31, 2002, 2001 and 2000 we incurred initial fixed rents of $3,710, $4,403 and $6,045 and percentage rents of $8,251, $6,698 and $4,878, respectively.

As of December 31, 2002 and 2001 the amount due to the Partnership for lease payments was $2,562 and $2,376, respectively.

During the years ended December 31, 2002, 2001 and 2000, we provided for and were reimbursed for capital improvements totaling $1,421, $1,476 and $1,076 to the hotels that are the responsibility of HHLP. As of December 31, 2002 and 2001, $259 and $24, respectively, remain receivable and are recorded as Due from HHLP.

We have entered into an Administrative Services Agreement (the “Agreement”) with HHLP for us to provide accounting and securities reporting services to them. The terms of the agreement provide for a fixed annual fee of $80,000 with an additional fee of $10,000 per property per year (pro-rated from the time of acquisition) for each hotel added to their portfolio. Based upon a revision in pricing methodology, the administrative services agreement was reduced by $75,000 per year as of January 1, 2001. For the years ended December 31, 2002, 2001 and 2000, we have earned $175, $134 and $243, respectively for the services provided in accordance with the Agreement. These fees are included in Other Revenues. At December 31, 2002 and 2001, $0 and $39, respectively, remains receivable and are recorded as Due from HHLP.

We paid to Mr. Jay H. Shah, son of Mr. Hasu P. Shah, certain legal fees aggregating $87, $34 and $39 during the years ended December 31, 2002, 2001 and 2000, respectively.

For the years ended December 31, 2002, 2001 and 2000, we paid to Hersha Construction Company $4, $0, and $186, respectively, for construction work related to the renovation of hotel properties.

For the years ended December 31, 2002, 2001 and 2000, we paid to Hersha Hotel Supply $925, $957 and $976, respectively, for hotel supplies of which $86 and $0 was in accounts payable at December 31, 2002 and 2001, respectively. These expenses are included in Hotel Operating Expenses and Restaurant Operating Expenses.

We provide office space to various related entities. The total rent collected for the years ended December 31, 2002, 2001 and 2000 was $66, $66 and $99, respectively.

HERSHA HOSPITALITY MANAGEMENT, L.P.

NOTES TO FINANCIAL STATEMENTS—(Continued)

[In thousands]

During the years ended December 31, 2002, 2001 and 2000, we had advances to related parties of $72, $66 and $950, respectively. These advances were inclusive of repayments from related parties of $128, $685 and $473, respectively. Interest income of $0, $90 and $45, respectively, was recorded on these loans.

[4]    Property and Equipment

Property and equipment consist of the following at December 31, 2002 and 2001:

	2002	2001
Property Improvements	$693	$693
Furniture, Fixtures and Equipment	642	752
Software	43	30
Automobiles	119	118

Subtotal	1,497	1,593
Less Accumulated Depreciation	634	514

Total Property and Equipment	$863	$1,079

Depreciation expense was $209, $202 and $168 for the years ended December 31, 2002, 2001 and 2000, respectively.

[5]    Share Appreciation Rights Plan [“SAR”]

We have established a share appreciation rights plan [“SAR”] to provide incentive to our employees to improve the operations of our lessor, HHLP, and to associate our employee’s interest with those of our HHLP. Officers and employees of our company are eligible to participate in the SAR. The SAR entitles the holder to receive, with respect to each Class B Common Share encompassed by the exercise of such SAR, the amount determined by the administrator and specified in an agreement.

A SAR granted under this Plan will be exercisable only if (i) the General Partner of HHLP, Hersha Hospitality Trust, obtains a per share closing price on the Class A Common Shares of $9.00 or higher for 20 consecutive trading days; and (ii) the closing price on the Class A Common Shares for the prior trading day was $9.00 or higher.

The maximum period in which a SAR may be exercised shall be determined by the administrator on the date of grant, except that no SAR shall be exercisable after the expiration of five years from the date such SAR is granted.

The administrator of the plan, Hersha Hospitality Management, Co. [HHMCO], selects the individuals who participate in the Option Plan. The maximum aggregate number of Class B Common Shares with respect to which SARs may be granted under this Plan is 300,000. Hersha Hospitality Trust has issued 300,000 restricted share options for the express purpose of exercising SARs on their respective exercise dates. As of December 31, 2002 and 2001, we have issued 255,150 SARs to our employees, respectively.

HERSHA HOSPITALITY MANAGEMENT, L.P.

NOTES TO FINANCIAL STATEMENTS—(Continued)

[In thousands]

[6]    Employee Benefit Plans

We sponsor a defined contribution employee benefit plan (the “401K Plan”). Substantially all employees who are age 21 or older and have at least six months of service are eligible to participate in the 401K Plan. Employees may contribute up to 15% of their compensation to the 401K Plan, subject to certain annual limitations. Employer contributions to the 401K Plan are discretionary and we currently do not contribute to the Plan. We do absorb certain administrative expenses related to the maintenance of the 401K Plan.

[7]    Discontinued Operations

On September 26, 2002, Hersha Hospitality Limited Partnership (“HHLP”) sold the Clarion Suites, Philadelphia, PA to a third party owner operator for $6,300 less transfer costs that are estimated at $103. We have terminated the lease with HHLP as of this date without any fees or penalties incurred by either party.

Total revenues related to the asset of $1,795 and a loss from discontinued operations of $54 for the year ended December 31, 2002 is included in discontinued operations. Total revenues related to the asset of $2,088 and a loss from discontinued operations of $49 for the year ended December 31, 2001 is included in discontinued operations. Total revenues related to the asset of $2,710 and a loss from discontinued operations of $37 for the year ended December 31, 2000 is included in discontinued operations.

[8]    New Authoritative Pronouncements

The Financial Accounting Standards Board (“FASB”) has issued Statement of Financial Accounting Standards (“SFAS”) No. 146, “Accounting for Exit or Disposal Activities.” SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (“EITF”) of the FASB has set forth in EITF Issue No 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The scope of SFAS No. 146 also included (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred compensation contract. SFAS No. 146 will be effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 had no impact on our results of operations or financial position for 2002.

The FASB has issued SFAS No. 147, “Acquisitions of Certain Financial Institutions,” which is effective for certain transactions arising on or after October 1, 2002. SFAS No. 147 will have no impact on us.

The FASB has issued SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure requirements of SFAS No. 148. The Company currently accounts for stock-based employee compensation in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, the alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation mandated by SFAS No. 148 are not applicable to us at this time.

HERSHA HOSPITALITY MANAGEMENT, L.P.

NOTES TO FINANCIAL STATEMENTS—(Continued)

[In thousands]

FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34,” was issued in November 2002. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. We have made the disclosures required by FIN 45.

FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51,” was issued in January 2003. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We will continue to monitor and evaluate the impact of FIN 46 on our financial statements.

[9]    Fair Value of Financial Instruments

At December 31, 2002, financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and loans to related parties. The fair values of these instruments approximate carrying value because of their short-term nature.

HERSHA HOSPITALITY MANAGEMENT, L.P.

BALANCE SHEETS

[In thousands]

	June 30, 2003	December 31, 2002
	[Unaudited]
Current Assets:
Cash and Cash Equivalents	$333	$217
Accounts Receivable, less allowance for doubtful accounts of $88 and $100 at June 30, 2003 and December 31, 2002 respectively	1,298	775
Prepaid Expenses	472	139
Due from Related Party—HHLP	45	259
Due from Related Parties	1,438	897
Other Assets	218	251

Total Current Assets	3,804	2,538
Franchise Licenses, Net of accumulated amortization of $186 and $167 at June 30, 2003 and December 31, 2002, respectively	257	276
Property and Equipment, net of accumulated depreciation	774	863

Total Assets	$4,835	$3,677

Liabilities and Partners’ Deficit:
Current Liabilities:
Accounts Payable	$1,509	$1,134
Accrued Contingent Lease	450	—
Accrued Expenses	517	377
Other Liabilities	—	5
Advance FF&E—HHLP	229	—
Due to Related Parties	1,973	182
Lease Payments Payable Related Party—HHLP	3,508	2,562

Total Current Liabilities	8,186	4,260
Commitments	—	—
Partners’ Deficit	(3,351)	(583)

Total Liabilities and Partners’ Deficit	$4,835	$3,677

The Accompanying Notes Are an Integral Part of This Financial Statement.

HERSHA HOSPITALITY MANAGEMENT, L.P.

STATEMENTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2003 AND 2002 [UNAUDITED]

[In thousands]

	Three Months Ended June 30, 2003		Six Months Ended June 30, 2003
	2003	2002	2003	2002
Revenues from Hotel Operations
Room Revenue	$7,362	$7,288	$12,165	$12,020
Restaurant Revenue	634	672	1,264	1,269
Other Revenue	295	391	576	669

Total Revenues from Hotel Operations	$8,291	$8,351	$14,005	$13,958
Expenses:
Hotel Operating Expenses	2,885	2,702	5,543	5,052
Restaurant Operating Expenses	579	477	1,121	949
Advertising and Marketing	582	553	1,097	1,072
Depreciation and Amortization	63	65	124	129
General and Administrative	1,298	1,311	2,397	2,365
Lease Expense—HHLP	3,228	3,009	6,491	5,952

Total Expenses	$8,635	$8,117	$16,773	$15,519

Net Income (Loss)	$(344)	$234	$(2,768)	$(1,561)

The Accompanying Notes Are an Integral Part of This Financial Statement.

HERSHA HOSPITALITY MANAGEMENT, L.P.

STATEMENTS OF CASH FLOWS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2003 AND 2002 [UNAUDITED]

[In thousands]

	June 30, 2003	June 30, 2002
Operating Activities:
Net (Loss)	$(2,768)	$(1,561)

Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:
Depreciation	105	100
Amortization	19	29
Change in Assets and Liabilities:
(Increase) Decrease in:
Accounts Receivable	(523)	(685)
Prepaid Expenses	(333)	32
Other Assets	33	(5)
Due from Related Parties	(327)	276
Increase (Decrease):
Accounts Payable	375	86
Accrued Contingent Lease	450
Lease Payments Payable—HHLP	946	1,358
Advance FF&E Related Party—HHLP	229	76
Due to Related Parties	1,791	(310)
Accrued Expenses	140	139
Other Liabilities	(5)	450

Total Adjustments	2,900	1,546

Net Cash Provided by (Used in) Operating Activities	132	(15)
Investing Activities
Property and Equipment	(16)	(11)
Net Cash Used in Investing Activities	(16)	(11)
Financing Activities
Partners Capital Contribution	—	138

Net Cash Provided by Financing Activities	—	138
Net Increase in Cash and Cash Equivalents	116	112
Cash and Cash Equivalents—Beginning of Period	217	222

Cash and Cash Equivalents—End of Period	$333	$334

The Accompanying Notes Are an Integral Part of This Financial Statement.

HERSHA HOSPITALITY MANAGEMENT, L.P.

NOTES TO FINANCIAL STATEMENTS [UNAUDITED]

[In thousands]

[1]    Organization

Hersha Hospitality Management, L.P., [“HHMLP” or the “Lessee”], was organized under the laws of the State of Pennsylvania in May, 1998 to lease and operate ten existing hotel properties, principally in the Harrisburg and Central Pennsylvania area, from Hersha Hospitality Limited Partnership [“HHLP” or the “Partnership”]. The Lessee is owned by some of Hersha Hospitality Trust’s executive officers, trustees and their affiliates, some of whom have ownership interests in the Partnership. We also manage certain other properties owned by some of Hersha Hospitality Trust’s executive officers, trustees and their affiliates that are not owned by the Partnership. HHMLP commenced operations on January 1, 1999 and as of June 30, 2003 leased 14 hotel properties from the Partnership.

[2]    Commitments and Contingencies and Related Party Transactions

We have assumed the rights and obligations under the terms of existing franchise licenses relating to the hotels upon acquisition of the hotels by the partnership. The franchise licenses generally specify certain management, operational, accounting, reporting and marketing standards and procedures with which the franchisee must comply and provide for annual franchise fees based upon percentages of gross room revenue.

We have entered into percentage lease agreements [“Percentage Leases”] with HHLP. Each Percentage Lease has an initial non-cancelable term of five years and may be extended for two additional five-year terms at HHMLP’s option. As of June 30, 2003, HHMLP had not made a determination as to their intention to exercise their option to renew any of the leases. Pursuant to the terms of the Percentage Leases, we are required to pay the greater of the base rent or the percentage rent for hotels with established operating histories. The base rent is 6.5 percent of the purchase price assigned to each hotel. The percentage rent for each hotel is comprised of (i) a percentage of room revenues up to a certain threshold amount for each hotel up to which we receive a certain percentage of room revenues as a component of percentage rent, (ii) a percentage of room revenues in excess of the threshold amount, but not more than a certain incentive threshold amount for each hotel in excess of the threshold amount up to which we receive a certain percentage of the room revenues in excess of the threshold amount as a component of percentage rent, (iii) a percentage for room revenues in excess of the incentive threshold amount, and (iv) a percentage of revenues other than room revenues. For hotels with limited operating histories, the leases provide for the payment of an initial fixed rent for certain periods as specified in the leases and the greater of base rent or percentage rent thereafter. The leases commenced on January 26, 1999.

Minimum annual lease payments due during the noncancellable portion of the leases are as follows:

December 31, 2003	$3,961
December 31, 2004	5,589
December 31, 2005	2,759
December 31, 2006	1,821
December 31, 2007	1,105
Thereafter	561

Total	$15,796

HERSHA HOSPITALITY MANAGMENT, L.P.

NOTES TO FINANCIAL STATEMENTS [UNAUDITED]—(Continued)

[In thousands]

We have executed an agreement with HHLP to provide accounting and securities reporting services. The terms of the agreement provides for a annual fixed fee of $175 with an additional $10 per property (prorated from the time of acquisition) for each hotel added to the HHLP’s portfolio. As of June 30, 2003 and 2002, $86 and $88 has been earned from operations in each period, respectively.

For the six months ended June 30, 2003 and 2002, we incurred lease expense of $6,491 and $5,952, respectively. As of June 30, 2003 and December 31, 2002 the amount due to the Partnership for lease payments was $3,508 and $2,562, respectively.

Our Due from Related Party—HHLP balance was $45 and $259 as of June 30, 2003 and December 31, 2002, respectively. The June 30, 2003 balance consisted $45 of administrative services fees. The December 31,2002 balance consisted primarily of $259 for a reimbursement for furniture, fixtures and equipment expenditures on behalf of HHLP.

Our Due from Related Party balance consists of receivables from affiliates of HHMLP, excluding HHLP. The June 30, 2003 and December 31, 2002 balance was $1,438 and $897, respectively. The Due from Related Party balance for both periods consisted primarily of partnership loans created by cash flow deficits existing at certain properties owned by affiliates of HHMLP.

We have an Advance from HHLP related to reimbursements for Furniture, Fixtures and Equipment (“FF&E”) of $229 and $0 as of June 30, 2003 and December 31, 2002, respectively. These advances are utilized towards deposits and payments for capital expenditures incurred at the hotels owned by HHLP.

Our Due to Related Parties balance was $1,973 and $182 as of June 30, 2003 and December 31, 2002, respectively. The Due to Related Parties balance consists primarily of monies owed to Shreenathji Enterprises, Ltd. (“SEL”) an affiliate of HHMLP. These payables relate to borrowings by HHMLP utilized for general working capital purposes of HHMLP.

Joint Book-Running Managers

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